FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 26, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Index

Identification
Capital Stock Breakdown	1
Individual FS
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 12/31/2011	7
Statement of Changes in Shareholders' Equity - from 01/01/2010 to 12/31/2010	8
Statement of Changes in Shareholders' Equity - from 01/01/2009 to 12/31/2009	9
Statement of Added Value	10
Consolidated FS
Balance Sheet Assets	11
Balance Sheet Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 12/31/2011	16
Statement of Changes in Shareholders' Equity - from 01/01/2010 to 12/31/2010	17
Statement of Changes in Shareholders' Equity - from 01/01/2009 to 12/31/2009	18
Statement of Added Value	19
Management Report / Comments on the Performance	20
Explanatory Notes	56
Declarations and Opinion
Approval of the Financial Statements	179
Independent Auditor´s Report on the Financial Statements	181
Opinion of the Fiscal Council	184
Statement of Executive Board on the Financial Statements and Independent Auditor's Report	185

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Identification / Capital Stock Breakdown

Number of shares	Current year
(Units)	12/31/2011
Paid-in Capital
Common	872,473,246
Preferred	0
Total	872,473,246
Treasury shares
Common	3,019,442
Preferred	0
Total	3,019,442

1

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Assets

(in thousands of Brazilian Reais)

Account Code Account Description		Current Year 12/31/2011	Previous Year 12/31/2010	Previous Year 12/31/2009
1	Total Assets	22,055,908	18,892,303	18,901,403
1.01	Current Assets	4,733,378	4,093,850	4,165,558
1.01.01	Cash and Cash Equivalents	68,755	211,159	223,434
1.01.02	Marketable Securities	763,535	622,130	619,895
1.01.02.01	Financial Investments Evaluated at Fair Value	763,535	622,103	619,868
1.01.02.01.01	Held for Trading	761,850	620,424	617,877
1.01.02.01.02	Available for Sale	1,685	1,679	1,991
1.01.02.02	Marketable Securities Evaluated at Amortized Cost	0	27	27
1.01.02.02.01	Held to Maturity	0	27	27
1.01.03	Trade Accounts Receivable and Other Receivables	1,452,610	1,116,458	1,490,718
1.01.03.01	Trade Accounts Receivable	1,427,374	1,086,943	1,464,736
1.01.03.02	Notes Receivable	25,236	29,515	25,982
1.01.04	Inventories	1,166,150	879,841	919,798
1.01.05	Biological Assets	554,483	434,212	401,804
1.01.06	Recoverable Taxes	572,720	471,367	256,994
1.01.06.01	Current Tax Recoverable	572,720	471,367	256,994
1.01.08	Other Current Assets	155,125	358,683	252,915
1.01.08.01	Non-current Assets Held for Sale	5,980	3,226	2,003
1.01.08.03	Other	149,145	355,457	250,912
1.01.08.03.01	Equity Interest Receivable	5	179,967	36,651
1.01.08.03.02	Derivatives	22,944	87,447	24,747
1.01.08.03.03	Other	126,196	88,043	189,514
1.02	Non-current Assets	17,322,530	14,798,453	14,735,845
1.02.01	Non-current Assets	1,968,312	1,400,225	1,205,744
1.02.01.03	Trade Accounts Receivable and Other Receivables	77,966	100,086	103,107
1.02.01.03.01	Trade Accounts Receivable	2,419	6,950	10,487
1.02.01.03.02	Notes Receivable	75,547	93,136	92,620
1.02.01.05	Biological Assets	179,188	159,022	153,454
1.02.01.06	Deferred Taxes	935,607	556,837	427,919
1.02.01.08	Receivables from Related Parties	5,138	6,166	0
1.02.01.08.04	Receivables from related parties	5,138	6,166	0
1.02.01.09	Other Non-current Assets	770,413	578,114	521,264
1.02.01.09.03	Judicial Deposits	110,582	93,025	61,321
1.02.01.09.04	Recoverable Taxes	449,376	464,424	431,118
1.02.01.09.05	Other	210,455	20,665	28,825
1.02.02	Investments	10,133,423	8,674,306	9,106,983
1.02.02.01	Investments	10,133,423	8,674,306	9,106,983
1.02.02.01.01	Equity in Affiliates	8,987	5,699	4,004
1.02.02.01.02	Interest on wholly-owned subsidiaries	9,793,790	8,667,673	9,102,145
1.02.02.01.04	Other	330,646	934	834
1.02.03	Property, Plant and Equipment, net	3,562,727	3,134,634	2,891,185
1.02.03.01	Property, Plant and Equipment in Operation	3,292,498	2,988,783	2,633,661
1.02.03.02	Property, Plant and Equipment Leased	39,007	8,286	9,838
1.02.03.03	Property, Plant and Equipment in Construction	231,222	137,565	247,686
1.02.04	Intangible	1,658,068	1,589,288	1,531,933
1.02.04.01	Intangible	1,658,068	1,589,288	1,531,933
1.02.04.01.02	Software	104,436	63,968	11,445
1.02.04.01.03	Goodwill	1,546,653	1,520,488	1,520,488
1.02.04.01.04	Other	6,979	4,832	0

2

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Year 12/31/2011	Previous Year 12/31/2010	Previous Year 12/31/2009
2	Total Liabilities	22,055,908	18,892,303	18,901,403
2.01	Current Liabilities	5,064,892	3,305,635	3,009,300
2.01.01	Social and Labor Obligations	59,348	87,601	72,284
2.01.01.01	Social Obligations	8,583	45,599	37,539
2.01.01.02	Labor Obligations	50,765	42,002	34,745
2.01.02	Trade Accounts Payable	1,270,696	1,098,375	976,430
2.01.02.01	Domestic Suppliers	1,214,936	1,060,671	919,566
2.01.02.02	Foreign Suppliers	55,760	37,704	56,864
2.01.03	Tax Obligations	91,838	68,868	55,679
2.01.03.01	Federal Tax Obligations	47,055	29,761	20,340
2.01.03.01.02	Other Federal	47,055	29,761	20,340
2.01.03.02	State Tax Obligations	44,261	38,568	34,843
2.01.03.03	Municipal Tax Obligations	522	539	496
2.01.04	Short Term Debts	1,445,779	913,517	1,024,280
2.01.04.01	Short Term Debts	1,445,779	913,517	1,022,191
2.01.04.01.01	Local Currency	956,077	661,698	686,389
2.01.04.01.02	Foreign Currency	489,702	251,819	335,802
2.01.04.02	Debentures	0	0	2,089
2.01.05	Other Obligations	1,979,796	971,880	717,469
2.01.05.01	Liabilities with Related Parties	1,200,679	560,700	397,264
2.01.05.01.04	Other Liabilities with Related Parties	1,200,679	560,700	397,264
2.01.05.02	Other	779,117	411,180	320,205
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	312,624	193,098	91,803
2.01.05.02.04	Derivatives	227,891	80,488	86,969
2.01.05.02.05	Management and Employees Profit Sharing	173,402	80,349	25,931
2.01.05.02.07	Other Obligations	65,200	57,245	115,502
2.01.06	Provisions	217,435	165,394	163,158
2.01.06.01	Provisions for Tax, Civil and Labor Risks	68,550	43,853	58,281
2.01.06.01.01	Tax Provisions	13,958	8,094	10,426
2.01.06.01.02	Labor and Social Security Provisions	46,757	32,339	38,141
2.01.06.01.04	Provision for Civil Risk	7,835	3,420	9,714
2.01.06.02	Other Provisons	148,885	121,541	104,877
2.01.06.02.04	Provisions for Vacations & Christmas bonuses	148,885	121,541	104,877
2.02	Non-current Liabilities	2,920,676	1,957,701	2,901,165
2.02.01	Long-term Debt	1,597,342	1,314,878	1,964,978
2.02.01.01	Long-term Debt	1,597,342	1,314,878	1,964,978
2.02.01.01.01	Local Currency	818,214	702,960	991,364
2.02.01.01.02	Foreign Currency	779,128	611,918	973,614
2.02.02	Other Obligations	730,122	97,925	593,298
2.02.02.01	Liabilities with Related Parties	562,740	0	557,184
2.02.02.01.04	Other Liabilities with Related Parties	562,740	0	557,184
2.02.02.02	Other	167,382	97,925	36,114
2.02.02.02.06	Other Obligations	167,382	97,925	36,114
2.02.03	Deferred Taxes	340,606	303,105	131,237
2.02.03.01	Income Tax and Social Contribution	340,606	303,105	131,237
2.02.04	Provisions	252,606	241,793	211,652
2.02.04.01	Provisions for Tax, Civil and Labor Risks	139,890	131,390	105,690
2.02.04.01.01	Tax Provisions	114,555	102,637	101,856
2.02.04.01.02	Labor and Social Security Provisions	6,798	5,802	437
2.02.04.01.04	Provision for Civil Risk	18,537	22,951	3,397
2.02.04.02	Other Provisons	112,716	110,403	105,962
2.02.04.02.04	Provisions for Employee Benefits	112,716	110,403	105,962
2.03	Shareholders' Equity	14,070,340	13,628,967	12,990,938
2.03.01	Paid-in Capital	12,460,471	12,460,471	12,461,756
2.03.02	Capital Reserves	10,939	68,614	35,180
2.03.02.01	Costs of Shares Issuance	62,767	62,767	62,767
2.03.02.04	Granted Options	22,430	6,586	0
2.03.02.05	Treasury Shares	-65,320	-739	-27,587
2.03.02.07	Gain on Disposal of Shares	3,286	0	0
2.03.02.08	Goodwill on Acquisition of Non-controlling Entities	-12,224	0	0
2.03.04	Profit Reserves	1,760,446	1,064,688	727,688
2.03.04.01	Legal	179,585	111,215	71,009
2.03.04.02	Statutory	1,524,319	953,473	656,679
2.03.04.07	Fiscal Incentive Reserve	56,542	0	0
2.03.05	Accumulated Earning	0	0	-186,131
2.03.08	Other Comprehensive Income	-161,516	35,194	-47,555
2.03.08.01	Derivative Financial Intrument	-167,293	62,078	-41,815
2.03.08.02	Financial Instrument (Available for Sale)	5,051	1,516	626
2.03.08.03	Equity on Other Comprehensive Income from subsidiaries	12,584	11,483	16,724
2.03.08.04	Actuarial Losses	-11,858	-39,883	-23,090

3

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Income

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01/01/2011 to 12/31/2011	Accumulated Previous Year 01/01/2010 to 12/31/2010	Accumulated Previous Year 01/01/2009 to 12/31/2009
3.01	Net Sales	12,487,184	10,929,898	8,730,698
3.02	Cost of Sales	-10,008,750	-8,817,133	-7,494,780
3.03	Gross Profit	2,478,434	2,112,765	1,235,918
3.04	Operating Income (Expenses)	-975,810	-1,095,846	-1,391,462
3.04.01	Sales	-1,572,164	-1,374,108	-1,124,535
3.04.02	General and Administrative	-233,772	-213,977	-133,950
3.04.04	Other Operating Income	46,025	9,500	168,631
3.04.05	Other Operating Expenses	-511,998	-315,092	-401,008
3.04.06	Equity Pick Up	1,296,099	797,831	99,400
3.05	Profit before Financial and Tax Results	1,502,624	1,016,919	-155,544
3.06	Financial Results	-387,093	-240,777	300,117
3.06.01	Financial Income	793,411	583,037	1,247,417
3.06.02	Financial Expenses	-1,180,504	-823,814	-947,300
3.07	Income before Taxes	1,115,531	776,142	144,573
3.08	Income and Social Contribution	251,878	27,964	-21,558
3.08.01	Current	0	2,886	-32,383
3.08.02	Deferred	251,878	25,078	10,825
3.09	Net Income	1,367,409	804,106	123,015
3.11	Net Income	1,367,409	804,106	123,015
3.99	Profit per Share - (Brazilian Reais/Share)	0	0	0
3.99.01	Earnings per Share - basic	870,507,468	870,887,093	604,119,958
3.99.01.01	ON	1.57	0.92	0.20
3.99.02	Earning per Share - diluted	870,546,236	872,965,156	606,145,029
3.99.02.01	ON	1.57	0.92	0.20

4

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01/01/2011 to 12/31/2011	Accumulated Previous Year 01/01/2010 to 12/31/2010	Accumulated Previous Year 01/01/2009 to 12/31/2009
4.01	Net Income	1,367,409	804,106	123,015
4.02	Other Comprehensive Income	-196,710	82,749	-9,426
4.02.01	Loss (Gain) in Foreign Currency Translation Adjustments	1,101	-5,241	19,647
4.02.02	Income Tax and Social Contribution in the amount of (R$49) in December 31, 2011 and (R$296) in December 31, 2010	3,535	890	-1,245
4.02.03	Unrealized Gains (Loss) in Cash Flow Hedge, net Income Tax and Social Contribution in the amount of R$97,737 in December 31, 2011 and (R$53,521) in December 31, 2010	-229,371	103,893	-4,738
4.02.04	Actuarial Losses, Net Income Tax and Contribution in the amount of R$14,439 in December 31, 2011 and R$8,651 in December 31, 2010	28,025	-16,793	-23,090
4.03	Comprehensive Income	1,170,699	886,855	113,589
4.03.01	Shareholder's Attributed Parent Company	1,170,699	886,855	113,589

5

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Cash Flows

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01/01/2011 to 12/31/2011	Accumulated Previous Year 01/01/2010 a 12/31/2010	Accumulated Previous Year 01/01/2009 a 12/31/2009
6.01	Net Cash Provided by Operating Activities	1,042,079	2,167,713	339,888
6.01.01	Cash from Operations	649,117	444,806	-391,284
6.01.01.01	Net Income for the Year	1,367,409	804,106	123,015
6.01.01.03	Depreciation and Amortization	392,609	349,074	298,618
6.01.01.04	Gain on PP&E Disposals	42,727	29,700	73,345
6.01.01.05	Deferred Income Tax	-251,878	-25,078	-10,825
6.01.01.06	Provision/Reversal for Tax, Civil and Labor Risks	94,033	85,089	-12,866
6.01.01.07	Other Provisions	42,713	-32,041	93,426
6.01.01.08	Exchange Rate Variations and Interest	257,603	31,787	-856,597
6.01.01.09	Equity Pick-Up	-1,296,099	-797,831	-99,400
6.01.02	Changes in Operating Assets and Liabilities	392,962	1,722,907	731,172
6.01.02.01	Trade Accounts Receivable	-382,739	469,093	500,247
6.01.02.02	Inventories	-294,885	101,782	47,829
6.01.02.03	Trade Accounts Payable	178,611	57,891	-29,896
6.01.02.04	Payable of Provisions for Tax, Civil and Labor Risks	-78,819	-58,281	-29,389
6.01.02.05	Payroll and Related Charges	1,254,762	-244,265	504,840
6.01.02.06	Investment in Trading Securities	-3,327,370	-2,772,068	-5,944,768
6.01.02.07	Redemption of Trading Securities	3,276,933	4,414,099	5,840,382
6.01.02.08	Investment in Available for Sale	0	0	-109
6.01.02.09	Redemptions of Available for Sale	0	0	238
6.01.02.10	Other Financial Assets and Liabilities	-75,554	-69,181	65,217
6.01.02.11	Interest Paid	-163,578	-180,167	-223,384
6.01.02.12	Cash paid during the year for income tax and social contribution	0	0	-35
6.01.02.13	Interest on Shareholders' Equity Received	5,601	4,004	0
6.02	Net Cash Provided by Investing Activities	-983,275	-1,431,815	-2,015,335
6.02.02	Redemptions of Financial Investments	27	0	0
6.02.03	Additions to Property, Plant and Equipment	-678,862	-420,573	-477,031
6.02.04	Receivable on disposals of property, plant and equipment	8,579	22,441	49,630
6.02.05	Cash of Merged Company	0	1,960	75,224
6.02.06	Additions to Intangible	-49,904	-56,159	0
6.02.07	Additions to Biological Assets	-208,115	-174,514	-158,607
6.02.08	Other Investments, net	0	-804,970	-1,538,903
6.02.09	Additional Costs of Acquisition	0	0	34,352
6.02.11	Business Combination	-55,000	0	0
6.02.12	Goodwill from Business Combination	0	0	0
6.03	Net Cash Provided by Financing Activities	-202,548	-740,669	1,878,059
6.03.01	Proceeds from Debt Issuance	1,815,957	725,236	2,326,409
6.03.02	Repayment of Debt	-1,115,193	-1,311,420	-3,356,170
6.03.03	Interest on Shareholders' Equity Paid	-501,644	-153,200	-24,783
6.03.04	Cost of Shares Issuance	0	-1,285	-91,661
6.03.05	Advance for Future Capital Increase	-329,712	0	-2,265,736
6.03.06	Treasury Shares Acquisition	-71,956	0	0
6.03.08	Capital increase	0	0	5,290,000
6.04	Effect on Exchange Rate Variation on Cash and Cash Equivalents	1,340	-7,504	-8,766
6.05	Net (Decrease) Increase in Cash	-142,404	-12,275	193,846
6.05.01	At the Beginning of the Year	211,159	223,434	29,588
6.05.02	At the End of the Year	68,755	211,159	223,434

6

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2011 to 12/31/2011

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity
5.01	Opening Balance	12,460,471	68,614	1,064,688	0	35,194	13,628,967
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	0	35,194	13,628,967
5.04	Share-based Payments	0	-57,675	0	-632,134	0	-689,809
5.04.03	Options Granted	0	15,844	0	0	0	15,844
5.04.04	Treasury Shares Acquired	0	-71,956	0	0	0	-71,956
5.04.05	Treasury Shares Sold	0	7,375	0	0	0	7,375
5.04.07	Interest on Shareholders' Equity	0	0	0	-632,134	0	-632,134
5.04.08	Gain on Disposal of Shares	0	3,286	0	0	0	3,286
5.04.09	Goodwill in the acquisition of non-controlling entities	0	-12,224	0	0	0	-12,224
5.05	Total Comprehensive Income	0	0	0	1,327,892	-196,710	1,131,182
5.05.01	Net Income for the Year	0	0	0	1,367,409	0	1,367,409
5.05.02	Other Comprehensive Income	0	0	0	-39,517	-196,710	-236,227
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-327,108	-327,108
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	97,737	97,737
5.05.02.03	Equity Pick Up on OCI from subsidiaries	0	0	0	0	1,101	1,101
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	3,535	3,535
5.05.02.07	Actuarial Loss	0	0	0	-39,517	28,025	-11,492
5.06	Statements of Changes in Shareholders' Equity	0	0	695,758	-695,758	0	0
5.06.05	Legal Reserve	0	0	68,370	-68,370	0	0
5.06.06	Reserve for Expansion	0	0	305,268	-305,268	0	0
5.06.07	Reserve for Capital Increase	0	0	265,578	-265,578	0	0
5.06.08	Fiscal Incentive Reserve	0	0	56,542	-56,542	0	0
5.07	Closing Balance	12,460,471	10,939	1,760,446	0	-161,516	14,070,340

7

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2010 to 12/31/2010

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity
5.01	Opening Balance	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938
5.03	Opening Balance Adjustment	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938
5.04	Share-based Payments	-1,285	33,434	0	-262,500	0	-230,351
5.04.02	Cost of Shares Issuance	-1,285	0	0	0	0	-1,285
5.04.03	Options Granted	0	6,586	0	0	0	6,586
5.04.05	Treasury Shares Sold	0	26,848	0	0	0	26,848
5.04.07	Interest on Shareholders' Equity	0	0	0	-262,500	0	-262,500
5.05	Total Comprehensive Income	0	0	0	785,631	82,749	868,380
5.05.01	Net Income for the Year	0	0	0	804,106	0	804,106
5.05.02	Other Comprehensive Income	0	0	0	-18,475	82,749	64,274
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	157,414	157,414
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	-53,521	-53,521
5.05.02.03	Equity Pick Up on OCI from subsidiaries	0	0	0	0	-5,241	-5,241
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	890	890
5.05.02.07	Actuarial Loss	0	0	0	-18,475	-16,793	-35,268
5.06	Statements of Changes in Shareholders' Equity	0	0	337,000	-337,000	0	0
5.06.05	Legal Reserve	0	0	40,206	-40,206	0	0
5.06.06	Reserve for Expansion	0	0	176,894	-176,894	0	0
5.06.07	Reserve for Capital Increase	0	0	119,900	-119,900	0	0
5.07	Closing Balance	12,460,471	68,614	1,064,688	0	35,194	13,628,967

8

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2009 to 12/31/2009

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity
5.01	Opening Balance	3,445,043	-815	731,527	-212,985	-38,129	3,924,641
5.03	Opening Balance Adjustment	3,445,043	-815	731,527	-212,985	-38,129	3,924,641
5.04	Share-based Payments	9,016,713	-26,772	0	-100,000	0	8,889,941
5.04.02	Cost of Shares Issuance	-91,661	0	0	0	0	-91,661
5.04.03	Options Granted	0	0	0	0	0	0
5.04.05	Treasury Shares Sold	0	0	0	0	0	0
5.04.07	Interest on Shareholders' Equity	0	0	0	-100,000	0	-100,000
5.05	Total Comprehensive Income	0	0	0	123,015	-9,426	113,589
5.05.01	Net Income for the Year	0	0	0	123,015	0	123,015
5.05.02	Other Comprehensive Income	0	0	0	0	-9,426	-9,426
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-7,179	-7,179
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	2,441	2,441
5.05.02.03	Equity Pick Up on OCI from subsidiaries	0	0	0	0	19,647	19,647
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	-1,245	-1,245
5.05.02.07	Actuarial Loss	0	0	0	0	-23,090	-23,090
5.06	Statements of Changes in Shareholders' Equity	0	62,767	-3,839	3,839	0	62,767
5.06.04	Valuation of shares	0	62,767	0	0	0	62,767
5.06.05	Legal Reserve	0	0	4,808	-4,808	0	0
5.06.06	Reserve for Expansion	0	0	-8,647	8,647	0	0
5.07	Closing Balance	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938

9

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Value Added

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01/01/2011 to 12/31/2011	Accumulated Previous Year 01/01/2010 to 12/31/2010	Accumulated Previous Year 01/01/2009 to 12/31/2009
7.01	Revenues	14,090,333	12,329,029	9,906,743
7.01.01	Sales of Goods, Products and Services	13,828,853	12,156,724	9,748,073
7.01.02	Other Income	-300,939	-208,696	-158,448
7.01.03	Revenue Related to Construction of own Assets	601,196	394,382	337,235
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	-38,777	-13,381	-20,117
7.02	Raw material Acquired from Third Parties	-9,826,873	-8,594,987	-7,336,062
7.02.01	Costs of products and Goods Sold	-8,102,084	-7,126,044	-5,772,814
7.02.02	Materials, Energy, Services of Third Parties and Other	-1,716,893	-1,493,411	-1,527,915
7.02.03	Losses of Assets Values	-7,896	24,468	-35,333
7.03	Gross Value Added	4,263,460	3,734,042	2,570,681
7.04	Retentions	-392,609	-349,074	-298,910
7.04.01	Depreciation and Amortization	-392,609	-349,074	-298,910
7.05	Net Value Added	3,870,851	3,384,968	2,271,771
7.06	Received from Third Parties	2,089,861	1,381,239	1,347,613
7.06.01	Equity Pickup	1,296,099	797,831	99,400
7.06.02	Financial Income	793,411	583,037	1,247,417
7.06.03	Other	351	371	796
7.07	Added Value to be Distributed	5,960,712	4,766,207	3,619,384
7.08	Distribution of Value Added	5,960,712	4,766,207	3,619,384
7.08.01	Payroll	1,874,729	1,579,676	1,223,139
7.08.01.01	Salaries	1,558,545	1,323,028	1,001,973
7.08.01.02	Benefits	223,529	181,226	151,605
	Government Severance Indemnity Fund for Employees
7.08.01.03	Guarantee Fund for Length of Service - FGTS	92,655	75,422	69,561
7.08.02	Taxes and Contribution	1,436,859	1,483,364	1,262,351
7.08.02.01	Federal	674,291	790,198	662,472
7.08.02.02	State	751,600	687,097	595,831
7.08.02.03	Municipal	10,968	6,069	4,048
7.08.03	Capital Remuneration from Third Parties	1,281,715	899,061	1,010,879
7.08.03.01	Interests	1,186,621	829,772	961,747
7.08.03.02	Rents	95,094	69,289	49,132
7.08.04	Interest on Own Capital	1,367,409	804,106	123,015
7.08.04.01	Interest on Capital	632,134	262,500	100,000
7.08.04.03	Retained Earnings	735,275	541,606	23,015

10

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Balance Sheet Assets

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 12/31/2011	Previous Year 12/31/2010	Previous Year 12/31/2009
1	Total Assets	29,983,456	27,751,547	28,383,627
1.01	Current Assets	11,123,751	10,020,699	10,677,939
1.01.01	Cash and Cash Equivalents	1,366,843	2,310,643	1,898,240
1.01.02	Marketable Securities	1,372,671	1,032,375	2,345,529
1.01.02.01	Financial Investments Evaluated at Fair Value	1,289,255	1,013,768	2,345,433
1.01.02.01.01	Held for Trading	1,054,105	623,512	2,254,982
1.01.02.01.02	Available for sale	235,150	390,256	90,451
1.01.02.02	Marketable Securities Evaluated at Amortized Cost	83,416	18,607	96
1.01.02.02.01	Held to maturity	83,416	18,607	96
1.01.03	Trade Accounts Receivable and Other Receivables	3,264,748	2,606,696	2,173,918
1.01.03.01	Trade Accounts Receivable	3,207,813	2,565,029	2,140,701
1.01.03.02	Notes Receivable	56,935	41,667	33,217
1.01.04	Inventories	2,679,211	2,135,809	2,255,497
1.01.05	Biological Assets	1,156,081	900,681	865,527
1.01.06	Recoverable Taxes	907,929	695,892	745,591
1.01.06.01	Current Tax Recoverable	907,929	695,892	745,591
1.01.08	Other Current Assets	376,268	338,603	393,637
1.01.08.01	Non-current Assets Held for Sale	19,007	62,245	47,891
1.01.08.03	Other	357,261	276,358	345,746
1.01.08.03.02	Derivatives	23,459	98,596	27,586
1.01.08.03.03	Other	333,802	177,762	318,160
1.02	Non-current Assets	18,859,705	17,730,848	17,705,688
1.02.01	Non-current Assets	4,654,837	4,399,259	4,537,839
1.02.01.01	Financial Investments Evaluated at Fair Value	0	0	502,561
1.02.01.02	Marketable Securities Evaluated at Amortized Cost	153,388	209,084	174,120
1.02.01.02.01	Held to maturity	153,388	209,084	174,120
1.02.01.03	Trade Accounts Receivable and Other Receivables	149,741	100,086	105,428
1.02.01.03.01	Trade Accounts Receivable	2,419	6,950	12,808
1.02.01.03.02	Notes Receivable	147,322	93,136	92,620
1.02.01.05	Biological Assets	387,383	377,684	391,192
1.02.01.06	Deferred Taxes	2,628,750	2,487,612	2,426,412
1.02.01.06.01	Income Tax and Social Contribution	2,628,750	2,487,612	2,426,412
1.02.01.09	Other Non-current Assets	1,335,575	1,224,793	938,126
1.02.01.09.03	Judicial Deposits	228,261	234,085	135,885
1.02.01.09.04	Recoverable Taxes	744,612	767,407	653,074
1.02.01.09.05	Other	362,702	223,301	149,167
1.02.02	Investments	20,399	17,494	17,200
1.02.02.01	Investments	20,399	17,494	17,200
1.02.02.01.01	Equity in Affiliates	19,505	16,467	16,138
1.02.02.01.04	Other	894	1,027	1,062
1.02.03	Property, Plant and Equipment, net	9,798,370	9,066,831	8,874,186
1.02.03.01	Property, Plant and Equipment in Operation	9,118,985	8,809,416	8,439,564
1.02.03.02	Property, Plant and Equipment Leased	58,411	8,286	9,838
1.02.03.03	Property, Plant and Equipment in Construction	620,974	249,129	424,784
1.02.04	Intangible	4,386,099	4,247,264	4,276,463
1.02.04.01	Intangible	4,386,099	4,247,264	4,276,463
1.02.04.01.02	Software	138,236	100,339	76,846
1.02.04.01.03	Brands	1,256,000	1,256,000	1,256,000
1.02.04.01.04	Other	18,048	57,951	108,848
1.02.04.01.05	Goodwill	2,973,815	2,832,974	2,834,769

11

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

Account Code	Account Description	Current Year 12/31/2011	Previous Year 12/31/2010	Previous Year 12/31/2009
2	Total Liabilities	29,983,456	27,751,547	28,383,627
2.01	Current Liabilities	7,987,829	5,686,384	6,359,230
2.01.01	Social and Labor Obligations	116,558	133,014	116,254
2.01.01.01	Social Obligations	14,923	47,220	40,829
2.01.01.02	Labor Obligations	101,635	85,794	75,425
2.01.02	Trade Accounts Payable	2,681,343	2,059,196	1,905,368
2.01.02.01	Domestic Suppliers	2,341,043	1,953,379	1,716,253
2.01.02.02	Foreign Suppliers	340,300	105,817	189,115
2.01.03	Tax Obligations	224,761	210,832	183,635
2.01.03.01	Federal Tax Obligations	137,779	112,247	183,635
2.01.03.01.01	Income Tax and Social Contribution Expense Payable	5,590	0	0
2.01.03.01.02	Other Federal	132,189	112,247	183,635
2.01.03.02	State Tax Obligations	86,460	98,046	0
2.01.03.03	Municipal Tax Obligations	522	539	0
2.01.04	Short Term Debts	3,452,477	2,227,713	3,202,651
2.01.04.01	Short Term Debts	3,452,477	2,227,713	3,200,562
2.01.04.01.01	Local Currency	1,814,220	1,536,419	2,259,964
2.01.04.01.02	Foreign Currency	1,638,257	691,294	940,598
2.01.04.02	Debentures	0	0	2,089
2.01.05	Other Obligations	1,076,533	736,147	635,093
2.01.05.02	Other	1,076,533	736,147	635,093
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	312,624	193,098	92,629
2.01.05.02.04	Derivatives	270,693	82,164	87,088
2.01.05.02.05	Management and Employees Profit Sharing	224,480	111,345	75,445
2.01.05.02.07	Other Obligations	268,736	349,540	379,931
2.01.06	Provisions	436,157	319,482	316,229
2.01.06.01	Provisions for Tax, Civil and Labor Risks	118,466	65,138	91,349
2.01.06.01.01	Tax Provisions	17,446	9,928	12,022
2.01.06.01.02	Labor and Social Security Provisions	74,727	48,362	68,442
2.01.06.01.04	Provision for Civil Risk	26,293	6,848	10,885
2.01.06.02	Other Provisons	317,691	254,344	224,880
2.01.06.02.04	Provisions for Vacations & Christmas bonuses	317,691	254,344	224,880
2.02	Non-current Liabilities	7,885,710	8,428,645	9,028,738
2.02.01	Long-term Debt	4,601,053	4,975,226	5,853,459
2.02.01.01	Long-term Debt	4,601,053	4,975,226	5,853,459
2.02.01.01.01	Local Currency	1,515,486	1,679,654	2,304,740
2.02.01.01.02	Foreign Currency	3,085,567	3,295,572	3,548,719
2.02.02	Other Obligations	391,481	561,430	528,867
2.02.02.02	Other	391,481	561,430	528,867
2.02.02.02.06	Other Obligations	391,481	561,430	528,867
2.02.03	Deferred Taxes	1,791,897	1,635,677	1,456,425
2.02.03.01	Income Tax and Social Contribution	1,791,897	1,635,677	1,456,425
2.02.04	Provisions	1,101,279	1,256,312	1,189,987
2.02.04.01	Provisions for Tax, Civil and Labor Risks	835,234	981,814	940,259
2.02.04.01.01	Tax Provisions	214,177	199,600	192,796
2.02.04.01.02	Labor and Social Security Provisions	30,435	61,790	30,225
2.02.04.01.04	Provision for Civil Risk	18,881	90,166	86,980
2.02.04.01.05	Contingent liabilities	571,741	630,258	630,258
2.02.04.02	Other Provisons	266,045	274,498	249,728
2.02.04.02.04	Provisions for Employee Benefits	266,045	274,498	249,728
2.03	Shareholders' Equity	14,109,917	13,636,518	12,995,659
2.03.01	Paid-in Capital	12,460,471	12,460,471	12,461,756
2.03.02	Capital Reserves	10,939	68,614	35,180
2.03.02.01	Costs of Shares Issuance	62,767	62,767	62,767
2.03.02.04	Granted Options	22,430	6,586	0
2.03.02.05	Treasury Shares	-65,320	-739	-27,587
2.03.02.07	Gain on Disposal of Shares	3,286	0	0
2.03.02.08	Goodwill on Acquisition of Non-controlling Entities	-12,224	0	0
2.03.04	Profit Reserves	1,760,446	1,064,688	727,688
2.03.04.01	Legal	179,585	111,215	71,009
2.03.04.02	Statutory	1,524,319	953,473	656,679
2.03.04.07	Fiscal Incentive Reserve	56,542	0	0
2.03.05	Accumulated Earning	0	0	-186,131
2.03.08	Other Comprehensive Income	-161,516	35,194	-47,555
2.03.08.01	Derivative Financial Instrument	-167,293	62,078	-41,815
2.03.08.02	Financial Instrument (Available for sale)	5,051	1,516	626
2.03.08.03	Equity on Other Comprehensive Income from Subsidiaries	12,584	11,483	16,724
2.03.08.04	Actuarial Losses	-11,858	-39,883	-23,090
2.03.09	Non-controlling Interest	39,577	7,551	4,721

12

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Statement of Income

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01/01/2011 to 12/31/2011	Accumulated Previous Year 01/01/2010 to 12/31/2010	Accumulated Previous Year 01/01/2009 to 12/31/2009
3.01	Net Sales	25,706,238	22,681,253	15,905,776
3.02	Cost of Sales	-19,046,963	-16,951,152	-12,728,866
3.03	Gross Profit	6,659,275	5,730,101	3,176,910
3.04	Operating Income (expenses)	-4,658,146	-4,245,521	-3,099,560
3.04.01	Sales	-3,837,537	-3,523,073	-2,577,052
3.04.02	General and Administrative	-426,872	-332,882	-222,221
3.04.04	Other Operating Income	343,104	107,496	243,181
3.04.05	Other Operating Expenses	-745,819	-501,397	-545,979
3.04.06	Equity Pick Up	8,978	4,335	2,511
3.05	Profit before Financial and Tax Results	2,001,129	1,484,580	77,350
3.06	Financial Results	-479,523	-483,126	262,489
3.06.01	Financial Income	845,797	880,191	1,525,055
3.06.02	Financial Expenses	-1,325,320	-1,363,317	-1,262,566
3.07	Income before Taxes	1,521,606	1,001,454	339,839
3.08	Income and Social Contribution	-156,517	-196,458	-221,248
3.08.01	Current	-39,874	-130,551	-80,232
3.08.02	Deferred	-116,643	-65,907	-141,016
3.09	Net Income	1,365,089	804,996	118,591
3.11	Net Income	1,365,089	804,996	118,591
3.11.01	BRF Shareholders	1,367,409	804,106	123,015
3.11.02	Non-controlling Shareholders	-2,320	890	-4,424
3.99.01	Earnings per Share - basic	870,507,468	870,887,093	604,119,958
3.99.01.01	ON	1.57	0.92	0.20
3.99.02	Earning per Share - diluted	870,546,236	875,538,749	606,044,378
3.99.02.01	ON	1.57	0.92	0.20

13

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01/01/2011 to 12/31/2011	Accumulated Previous Year 01/01/2010 to 12/31/2010	Accumulated Previous Year 01/01/2009 to 12/31/2009
4.01	Net Income	1,365,089	804,996	118,591
4.02	Other Comprehensive Income	-196,710	82,749	-9,426
4.02.01	Loss (Gain) in Foreign Currency Translation Adjustments	1,101	-5,241	19,647
4.02.02	Income Tax and Social Contribution in the amount of (R$49) in December 31, 2011 and (R$296) in December 31, 2010	3,535	890	-1,245
4.02.03	Unrealized Gains (Loss) in Cash Flow Hedge, net Income Tax and Social Contribution in the amount of R$97,737 in December 31, 2011 and (R$53,521) in December 31, 2010	-229,371	103,893	-4,738
4.02.04	Actuarial Losses, Net Income Tax and Contribution in the amount of R$14,439 in December 31, 2011 and R$8,651 in December 31, 2010	28,025	-16,793	-23,090
4.03	Comprehensive Income	1,168,379	887,745	109,165
4.03.01	BRF Shareholders	1,170,699	886,855	113,589
4.03.02	Non-controlling Shareholders	-2,320	890	-4,424

14

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Statement of Cash Flows

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01/01/2011 to 12/31/2011	Accumulated Previous Year 01/01/2010 a 12/31/2010	Accumulated Previous Year 01/01/2009 a 12/31/2009
6.01	Net Cash Provided by Operating Activities	1,142,592	3,231,568	-993,776
6.01.01	Cash from Operations	3,389,431	2,003,230	318,234
6.01.01.01	Net Income for the Year	1,367,409	804,106	123,015
6.01.01.02	Non-controlling Shareholders	-2,320	890	-4,424
6.01.01.03	Depreciation and Amortization	886,338	779,971	544,641
6.01.01.04	Gain on PP&E Disposals	158,685	87,328	45,021
6.01.01.05	Deferred Income Tax	116,643	65,907	141,016
6.01.01.06	Provision/Reversal for Tax, Civil and Labor Risks	78,927	122,721	-14,882
6.01.01.07	Other Provisions	60,490	-89,836	20,167
6.01.01.08	Exchange Rate Variations and Interest	732,237	236,478	-533,809
6.01.01.09	Equity Pick-Up	-8,978	-4,335	-2,511
6.01.02	Changes in Operating Assets and Liabilities	-2,246,839	1,228,338	-1,312,010
6.01.02.01	Trade Accounts Receivable	-640,215	-401,489	118,871
6.01.02.02	Inventories	-538,610	163,461	244,682
6.01.02.03	Trade Accounts Payable	566,688	154,834	-28,934
6.01.02.04	Payable of Provisions for Tax, Civil and Labor Risks	-203,232	-91,349	-30,063
6.01.02.05	Payroll and Related Charges	-809,045	164,453	-11,121
6.01.02.06	Investment in Trading Securities	-4,003,585	-2,809,671	-9,448,812
6.01.02.07	Redemption of Trading Securities	4,107,639	4,553,759	8,480,041
6.01.02.08	Investment in Available for Sale	-1,703,487	-980,701	-239,339
6.01.02.09	Redemptions of Available for Sale	1,499,193	1,170,731	68,987
6.01.02.10	Other Financial Assets and Liabilities	-23,836	-75,934	-7,999
6.01.02.11	Interest Paid	-466,175	-545,639	-438,565
6.01.02.12	Cash paid during the year for income tax and social contribution	-37,775	-78,121	-19,758
6.01.02.13	Interest on Shareholders' Equity Received	5,601	4,004	0
6.02	Net Cash Provided by Investing Activities	-1,875,866	-1,100,593	-49,677
6.02.01	Cash investments	0	0	-350
6.02.02	Redemptions in Marketable Securities	29,320	0	251,703
6.02.03	Additions to Property, Plant and Equipment	-1,125,242	-697,826	-693,169
6.02.04	Receivable on disposals of property, plant and equipment	5,962	38,050	66,387
6.02.06	Additions to Intangible	-58,780	-64,677	0
6.02.07	Additions to Biological Assets	-492,198	-376,140	-225,944
6.02.08	Other Investiments, net	-4,686	0	-58,770
6.02.09	Additional Costs of Acquisition	0	0	99,181
6.02.11	Business Combination	-230,242	0	511,285
6.02.12	Goodwill from Business Combination	0	0	0
6.03	Net Cash Provided by Financing Activities	-326,332	-1,583,227	1,855,010
6.03.01	Proceeds from Debt Issuance	3,098,390	2,928,718	2,604,568
6.03.02	Repayment of Debt	-2,838,898	-4,357,460	-5,923,114
6.03.03	Interest on Shareholders' Equity Paid	-501,644	-153,200	-24,783
6.03.04	Cost of Shares Issuance	0	-1,285	-91,661
6.03.06	Treasury Shares Acquisition	-71,956	0	0
6.03.07	Goodwill in the acquisition of non-controlling entities	-12,224	0	0
6.03.08	Capital increase	0	0	5,290,000
6.04	Effect on Exchange Rate Variation on Cash and Cash Equivalents	115,806	-135,345	-146,772
6.05	Net (Decrease) Increase in Cash	-943,800	412,403	664,785
6.05.01	At the Beginning of the Year	2,310,643	1,898,240	1,233,455
6.05.02	At the End of the Year	1,366,843	2,310,643	1,898,240

15

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2011 to 12/31/2011

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity	Participation of Non-controlling shareholders	Total Shareholders' Equity
5.01	Opening Balance	12,460,471	68,614	1,064,688	0	35,194	13,628,967	7,551	13,636,518
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	0	35,194	13,628,967	7,551	13,636,518
5.04	Share-based Payments	0	-57,675	0	-632,134	0	-689,809	34,346	-655,463
5.04.03	Options Granted	0	15,844	0	0	0	15,844	0	15,844
5.04.04	Treasury Shares Acquired	0	-71,956	0	0	0	-71,956	0	-71,956
5.04.05	Treasury Shares Sold	0	7,375	0	0	0	7,375	0	7,375
5.04.07	Interest on Shareholders' Equity	0	0	0	-632,134	0	-632,134	0	-632,134
5.04.08	Gain on Disposal of Shares	0	3,286	0	0	0	3,286	0	3,286
5.04.09	Goodwill in the acquisition of non-controlling entities	0	-12,224	0	0	0	-12,224	0	-12,224
5.04.10	Participation of Non-controlling shareholders	0	0	0	0	0	0	34,346	34,346
5.05	Total Comprehensive Income	0	0	0	1,327,892	-196,710	1,131,182	-2,320	1,128,862
5.05.01	Net Income for the Year	0	0	0	1,367,409	0	1,367,409	-2,320	1,365,089
5.05.02	Other Comprehensive Income	0	0	0	-39,517	-196,710	-236,227	0	-236,227
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-327,108	-327,108	0	-327,108
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	97,737	97,737	0	97,737
5.05.02.03	Equity Pick Up on OCI from subsidiaries	0	0	0	0	1,101	1,101	0	1,101
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	3,535	3,535	0	3,535
5.05.02.07	Actuarial Loss	0	0	0	-39,517	28,025	-11,492	0	-11,492
5.06	Statements of Changes in Shareholders' Equity	0	0	695,758	-695,758	0	0	0	0
5.06.05	Legal Reserve	0	0	68,370	-68,370	0	0	0	0
5.06.06	Reserve for Expansion	0	0	305,268	-305,268	0	0	0	0
5.06.07	Reserve for Capital Increase	0	0	265,578	-265,578	0	0	0	0
5.06.08	Fiscal Incentive Reserve	0	0	56,542	-56,542	0	0	0	0
5.07	Closing Balance	12,460,471	10,939	1,760,446	0	-161,516	14,070,340	39,577	14,109,917

16

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2010 to 12/31/2010

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity	Participation of Non-controlling shareholders	Total Shareholders' Equity
5.01	Opening Balance	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938	4,721	12,995,659
5.03	Opening Balance Adjustment	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938	4,721	12,995,659
5.04	Share-based Payments	-1,285	33,434	0	-262,500	0	-230,351	1,940	-228,411
5.04.02	Cost of Shares Issuance	-1,285	0	0	0	0	-1,285	0	-1,285
5.04.03	Options Granted	0	6,586	0	0	0	6,586	0	6,586
5.04.05	Treasury Shares Sold	0	26,848	0	0	0	26,848	0	26,848
5.04.07	Interest on Shareholders' Equity	0	0	0	-262,500	0	-262,500	0	-262,500
5.04.10	Participation of Non-controlling shareholders	0	0	0	0	0	0	1,940	1,940
5.05	Total Comprehensive Income	0	0	0	785,631	82,749	868,380	890	869,270
5.05.01	Net Income for the Year	0	0	0	804,106	0	804,106	890	804,996
5.05.02	Other Comprehensive Income	0	0	0	-18,475	82,749	64,274	0	64,274
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	157,414	157,414	0	157,414
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	-53,521	-53,521	0	-53,521
5.05.02.03	Equity Pick Up on OCI from subsidiaries	0	0	0	0	-5,241	-5,241	0	-5,241
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	890	890	0	890
5.05.02.07	Actuarial Loss	0	0	0	-18,475	-16,793	-35,268	0	-35,268
5.06	Statements of Changes in Shareholders' Equity	0	0	337,000	-337,000	0	0	0	0
5.06.05	Legal Reserve	0	0	40,206	-40,206	0	0	0	0
5.06.06	Reserve for Expansion	0	0	176,894	-176,894	0	0	0	0
5.06.07	Reserve for Capital Increase	0	0	119,900	-119,900	0	0	0	0
5.07	Closing Balance	12,460,471	68,614	1,064,688	0	35,194	13,628,967	7,551	13,636,518

17

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2009 to 12/31/2009

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity	Participation of Non-controlling shareholders	Total Shareholders' Equity
5.01	Opening Balance	3,445,043	-815	731,527	-212,985	-38,129	3,924,641	696	3,925,337
5.03	Opening Balance Adjustment	3,445,043	-815	731,527	-212,985	-38,129	3,924,641	696	3,925,337
5.04	Share-based Payments	9,016,713	-26,772	0	-100,000	0	8,889,941	8,449	8,898,390
5.04.01	Capital Increase	9,108,374	0	0	0	0	9,108,374	0	9,108,374
5.04.02	Cost of Shares Issuance	-91,661	0	0	0	0	-91,661	0	-91,661
5.04.03	Options Granted	0	0	0	0	0	0	0	0
5.04.04	Treasury Shares Acquired	0	-26,772	0	0	0	-26,772	0	-26,772
5.04.07	Interest on Shareholders' Equity	0	0	0	-100,000	0	-100,000	0	-100,000
5.04.10	Participation of Non-controlling shareholders	0	0	0	0	0	0	8,449	8,449
5.05	Total Comprehensive Income	0	0	0	123,015	-9,426	113,589	-4,424	109,165
5.05.01	Net Income for the Year	0	0	0	123,015	0	123,015	-4,424	118,591
5.05.02	Other Comprehensive Income	0	0	0	0	-9,426	-9,426	0	-9,426
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-7,179	-7,179	0	-7,179
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	2,441	2,441	0	2,441
5.05.02.03	Equity Pick Up on OCI from subsidiaries	0	0	0	0	19,647	19,647	0	19,647
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	-1,245	-1,245	0	-1,245
5.05.02.07	Actuarial Loss	0	0	0	0	-23,090	-23,090	0	-23,090
5.06	Statements of Changes in Shareholders' Equity	0	62,767	-3,839	3,839	0	62,767	0	62,767
5.06.04	Valuation of shares	0	62,767	0	0	0	62,767	0	62,767
5.06.05	Legal Reserve	0	0	4,808	-4,808	0	0	0	0
5.06.06	Reserve for Expansion	0	0	-8,647	8,647	0	0	0	0
5.07	Closing Balance	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938	4,721	12,995,659

18

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Value Added

(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01/01/2011 to 12/31/2011	Accumulated Previous Year 01/01/2010 to 12/31/2010	Accumulated Previous Year 01/01/2009 to 12/31/2009
7.01	Revenues	29,434,753	25,801,402	18,114,277
7.01.01	Sales of Goods, Products and Services	28,640,514	25,440,095	17,922,339
7.01.02	Other Income	-151,819	-211,332	-245,467
7.01.03	Revenue Related to Construction of own Assets	990,159	593,745	472,337
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	-44,101	-21,106	-34,932
7.02	Raw material Acquired from Third Parties	-18,884,903	-16,703,348	-12,775,211
7.02.01	Costs of products and Goods Sold	-14,667,041	-12,906,822	-9,425,065
7.02.02	Materials, Energy, Services of Third Parties and Other	-4,190,005	-3,835,102	-3,348,806
7.02.03	Losses of Assets Values	-27,857	38,576	-1,340
7.03	Gross Value Added	10,549,850	9,098,054	5,339,066
7.04	Retentions	-886,338	-779,971	-544,502
7.04.01	Depreciation and Amortization	-886,338	-779,971	-544,502
7.05	Net Value Added	9,663,512	8,318,083	4,794,564
7.06	Received from Third Parties	855,134	823,803	1,528,002
7.06.01	Equity on Pickup	8,978	4,335	2,511
7.06.02	Financial Income	845,797	880,191	1,525,055
7.06.03	Other	359	-60,723	436
7.07	Added Value to be Distributed	10,518,646	9,141,886	6,322,566
7.08	Distribution of Value Added	10,518,646	9,141,886	6,322,566
7.08.01	Payroll	3,766,162	3,164,458	2,180,329
7.08.01.01	Salaries	3,111,348	2,583,732	1,775,268
7.08.01.02	Benefits	480,202	425,796	284,771
7.08.01.03	Government Severance Indemnity Fund for Employees Guarantee Fund for Length of Service - FGTS	174,612	154,930	120,290
7.08.02	Taxes and Contribution	3,742,561	3,530,336	2,637,265
7.08.02.01	Federal	2,341,196	2,207,228	1,650,830
7.08.02.02	State	1,389,869	1,316,505	980,237
7.08.02.03	Municipal	11,496	6,603	6,198
7.08.03	Capital Remuneration from Third Parties	1,644,834	1,642,096	1,386,381
7.08.03.01	Interests	1,345,257	1,381,752	1,319,240
7.08.03.02	Rents	299,577	260,344	67,141
7.08.04	Interest on Own Capital	1,365,089	804,996	118,591
7.08.04.01	Interest on Capital	632,134	262,500	100,000
7.08.04.03	Retained Earnings	735,275	541,606	23,015
7.08.04.04	Non-controlling interest	-2,320	890	-4,424

19

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) announces  its results for the year 2011 - one to be commemorated for its intense activity, challenges and many important achievements – part of the process of building a major company born from the merger of two companies with a track record of more than 70 years.

With the approval of the merger between BRF and Sadia by the Administrative Council for Economic Defense (CADE) in July, we have advanced in the direction of building a solid Brazilian multinational in the food sector - cause for satisfaction and pride among our entire team.

In 2011, we were confronted with a hostile scenario in the export market with the deceleration in several of the world economies and the continual appreciation of the Real. Our costs also came under pressure as a result of the rise in commodity prices and an increase in payroll above inflation. However, it was exactly in this inclement environment that we succeeded in ending the year with excellent results, given the momentum, clear evidence of the Company’s major potential going forward and this in spite of the delay during a good part of the year before receiving the final report on the merger from the anti-trust authorities.

Net sales amounted to R$ 25.7 billion, 13.3% greater than in 2010, closing 2011 with an output equivalent to 6.2 million tons of products. Cash generation expressed as EBITDA, grew 23.1%, reaching R$ 3.2 billion. Net income reported year-on-year growth of 97% reaching R$1.6 billion adjusted for the provision for the incorporation of Sadia S.A., scheduled to take place in 2012. These results have been made possible thanks to the capture of synergies from the merger, swift remedial action in the face of cost increases, the penetration of our brands and our widely dispersed distribution network in the domestic market.

We continue to invest heavily in Brazil and to move forward with our internationalization through selective acquisitions and the construction of a plant overseas. Out of investments of R$ 1.9 billion during the year, we allocated R$ 260.2 million to new businesses, including acquisitions.

We see great potential in the Argentine market and its vocation for agribusiness and for this reason, have expanded our operation in Argentina through the intermediary of the BRF unit. This will be in addition to the existing Sadia businesses and the two acquisitions made during the year, Avex and the Dánica Group. We will also absorb the processed division of Quickfoods and with it, the Paty brand (absolute leader in its category) to be received from Marfrig in exchange for the assets which we shall transfer during 2012 as part of the agreement signed with CADE.

20

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

During the year, we took the decision to build a processed products plant in the United Arab Emirates, a region strategic to our internationalization process. Forecast to be unveiled in early 2013, this unit will be important in consolidating the Company’s share of Halal-related products market. Local production capacity will allow us to offer flexibility and adapt our products to regional and cultural demands and also expand the food service and retail portfolio enabling closer proximity to the region’s consumers.

The Company is also expanding its horizons in Asia. In addition to opening a sales office in China, we have constituted a joint venture with Dah Chong Hong Limited. This operation will allow us to distribute our products in the Chinese market, process meat at local units, disseminate the Sadia brand and enter the retail and food channels. There are also plans before the end of 2013, to build a plant in the country.

From the point of view of organizing our operations, the year was particularly notable for the unification and modernization of IT systems (SAP). We have also standardized processes and implemented a structure to monitor projects/synergies (PMO), which has permitted us to make advances in the merger process and to effectively operate as a single company with all that this represents in the administrative, commercial, manufacturing, human and behavioral areas. We have made progress in the capture of synergies post merger, achieving a gross gain of R$ 702 million in 2011 (R$ 562 million of net synergies before tax and participations) in a period in which we were still operating with the companies on only a partially unified basis.

New challenges lie ahead, inherent to the current stage of our business and arising from a macroeconomic scenario which remains volatile, principally in the overseas market. However, in the domestic market we see a positive outlook both in the traditional retailing area as well as in the food service business, notwithstanding the first half of 2012, when we expect to see continued adaptations due to the implementation of the Performance Commitment Agreement with CADE. In parallel, we will continue to pursue projects which seek to capture synergies and efficiency gains while investing substantially in improvements to the commercial, logistics and innovation areas. We will be working on this in juxtaposition with the formation of the new Company’s internal culture which also involves the integration of customs, values and credos of the countries where we are developing new businesses.

Again we are developing our commitment to building a better society, implementing at all stages of the production chain the mission to promote sustainability and improve the relationship with our stakeholders. It is in this spirit that we are developing actions of socio-environmental responsibility notably in the form of control of emissions, reduced water consumption and an enhanced relationship with the communities surrounding our operations. Our commitment is to local development based on initiatives identified and conducted jointly with community representatives. Such initiatives are in alignment with the principles of the Global Compact to which the Company subscribes in relation to human rights, labor rights, the environment and combating corruption.

21

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

The Company has improved the opening of the segments in which it operates segregating those for the domestic market, export market, food service and dairy products in line with its governance policy, the objective of which is transparency of the businesses and accountability in the rendering of corporate information.

Results to date show that we are on the right track and prepared to overcome the challenges that we will certainly face if we are to achieve our ambitions. In pursuit of these conquests, we are counting on a team driven by a commitment to the Company and guided by the ethical convictions which are enshrined in our organizational culture. These are characteristics which make the difference in scaling even greater heights in the global food market.

São Paulo (SP), March 2012.

Nildemar Secches	José Antonio do Prado Fay
Chairman of the Board of Directors	Chief Executive Officer

22

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

2011

                  Net sales totaled R$ 25.7 billion, a 13.3% increase driven by the performance of the principal segments in the Company’s business;

                  Total volume reached 6.2 million tons, a growth of 2.1%, particularly supported by the meat business in the domestic market and the food service segment.

                  Gross profit was R$ 6.7 billion, a 16.2% increase.

                  EBITDA posted a record R$ 3.2 billion, 23.1% higher and equivalent to an EBITDA margin of 12.6% (100 basis points superior) reflecting the performance of the Company’s businesses and the capture of synergies, although grain costs and instability in export markets caused some pressure on margins.

                  Net income was R$ 1.4 billion, representing a 5.3% net margin and 70.1% increase. Net income adjusted for the provision of R$ 215 million realized for the incorporation of Sadia S.A., was R$ 1.6 billion, 96.8% higher.

                  Financial trading volume in the Company’s shares reached an average of US$ 79.6 million/day for the year, 74.1% greater than reported for 2010.

4Q11

                  Net sales totaled R$ 7.1 billion,  an increase  of 10.9%, driven principally by the performance in sales of the processed meat segments to the  domestic and food service market;

                  Total volumes reached 1.6 million tons, a growth of 3.6%, supported by sales of festive product lines.

                  Gross profit totaled R$ 1.9 billion, 5.8% higher with a gross margin of 27.4%.

                  EBITDA reached R$ 919.5 million, 4.1% down on the fourth quarter for the previous year with an EBITDA margin of 13%, a reflection of export performance.

                  Net income was R$ 121.0 million, equivalent to a 1.7% net margin, a decline of 66.4% due to the recognition of the provision for the incorporation of Sadia S.A., due to be concluded before the end of 2012. The net result adjusted for the provision was R$ 336 million, a 7% decline.

                  Financial trading volume in the Company’s shares posted an average US$ 69.5 million/day in the quarter, 40.5% higher than in 4Q10.

23

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

HIGHLIGHTS (R$ Million)	4Q11	4Q10	% Ch.	2011	2010	% Ch.

Net Sales	7,099	6,400	10.9	25,706	22,681	13.3
Domestic Market	4,303	4,009	7.3	15,419	13,515	14.1
Exports	2,796	2,391	16.9	10,287	9,166	12.2
Gross Profit	1,947	1,840	5.8	6,659	5,730	16.2
Gross Margin	27.4%	28.7%	-130 bps	25.9%	25.3%	60 bps
EBIT(1)	704	781	(9.8)	2,395	1,874	27.8
Net Income	121	360	(66.4)	1,367	804	70.1
Net Margin	1.7%	5.6%	-390 bps	5.3%	3.5%	180 bps
Adjusted Net Income*	336	360	(6.7)	1,582	804	96.8
Adjusted Net Margin*	4.7%	5.6%	-90 bps	6.2%	3.5%	270 bps
EBITDA	920	959	(4.1)	3,244	2,635	23.1
EBITDA Margin	13.0%	15.0%	-200 bps	12.6%	11.6%	100 bps
Earnings per share(2)	0.14	0.41	(66.3)	1.57	0.92	70.5
Adjusted earnings per share	0.39	0.41	(6.5)	1.82	0.92	97.3
(1) - Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.
(2) - Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010.
*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Sadia SA. booked to 2012, in the amount of R$215 million.

The variations commented in this report are comparisons for the 4th quarter 2011 in relation to the 4th  quarter 2010, or for the accumulated period January to December 2011 in relation to the accumulated period January to December 2010

24

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Global Economy – The economies of the leading emerging market economies continued to expand, sustaining world growth in spite of uncertainties in the Eurozone and slower growth in the developed economies. The International Monetary Fund’s (IMF) latest updates are projecting world GDP at 3.8% for 2011, a 1.6% growth for developed economies and 6.4% for the emerging market economies group for the same year. The Fund sees a slower global economy in 2012 albeit this far from classifying as a recession. The outlook is for the developed countries to maintain their investments in the emerging market economies and the Eurozone to intensify its efforts to resolve the crisis in the area.

Eurostat, the region’s statistics agency, reported that Eurozone GDP shrank by 0.3% in 4Q11, compared with 3Q11 and rose 0.7% against the same period for the preceding year. The IMF is predicting a “slight” recession in the Eurozone in 2012, while the German and French economies are expected to continue growing.

Meanwhile, the Chinese economy is expected to grow 9.2% in 2011 (IMF data). The country has suffered the threat of slowing exports in the face of global uncertainty, but despite lower expected growth rates for this year, the IMF is forecasting that "China has space for an anti-cyclic fiscal response and should use this space” to stimulate domestic demand and expects a recovery in growth of about 9.0% for 2012.

Domestic Economy – The deceleration in the Brazilian economy in 2H11 was more than expected, principally reflecting monetary and fiscal tightening in early 2011 and the deterioration in world markets. Brazilian GDP at market prices reported a variation of 1.3% in 4Q11 versus 2.1% in 3Q11.

In December/11, volumes of restricted retail sales (which do not include vehicles, parts and building materials) reported a year-on-year increase of 6.7%. Hyper- and supermarket segments posted a 4.0% increase in sales, below the 9.0% for 2010 versus 2009. This more modest showing can be attributed to factors such as the increase in the cost of food as well as a delayed response to the sharp deceleration in real incomes in the final months of the year. For 2012, prospects are for a recovery in consumption at the retail level driven by the expressive hike in the minimum wage that should favorably impact positively lower income families.

In 2012, the outlook is that interest rate cuts, the nominal increase of 14 % in the minimum wage and the expected dilution of international tension could all have a beneficial impact on the Brazilian economy. Low unemployment rates and rising consumption are expected to act as drivers of Brazilian growth. More specifically, the consumption of basic items and foodstuffs at the retail level are forecast to record increasing growth in 2012 thanks to higher purchasing power in lower income households. IMF forecasts indicate an evolution in Brazilian GDP of 3.0% in 2012, rising 4.9% in 2013.

25

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Brazilian Exports - In 4Q11, the volume of Brazilian chicken exports was 7.7% higher than 3Q11. Compared with the same quarter of 2010, this increase was 7.9%. Revenue from chicken exports in US$ was 8.9% higher in 4Q11 against 3Q11 and more than 20% against 4Q10. According to the Brazilian Poultry Farmers Union -UBABEF/Secex data, chicken export volume in 2011 was 3.2% higher than the preceding year (with a revenue increase of 21.2%). The progressive opening of the Chinese market, which begun in 2011, will be crucial to providing  growth momentum in Brazilian exports over the next few years.

The performance in the pork meat segment was less vigorous in 4Q11 as well as the year as a whole. Export volumes in 4Q11 versus 3Q11 rose just 2.2% while revenue increased more than 12.0% on the same comparative basis. However, in relation to 4Q10, export volume in the final quarter of 2011 was 1.6% down, although revenue increased 11.5%. Export volumes ended  2011 with a decline of 4.4% compared to 2010 and an increase of revenue of 7.0%. With the Russian trade ban on Brazilian meat in 2011, which had a major negative impact on the segment, the expectation for the pork processing industry is for diversification of export destinations in 2012. Asia represents the best prospects for sustaining Brazilian overseas sales in 2012, with promising business in markets such as Hong Kong, China and South Korea. Recent approval for pork shipments by the US could help open up markets such as Japan and South Korea. For the president of Abipecs, (Brazilian Pork Production Industry and Exporters Association) these Asian markets are important for the quantity of meat consumed and the demand for better quality and higher value-added products. The measure could also open up exports to Europe, another market where sanitary rules are particularly demanding.

In relation to beef (in natura and industrialized), total export tonnage in 4Q11 increased 2.6% against 3Q11 (revenues increasing 1.8% in the same period). In relation to 4Q10, there was growth in export volume of 10.9% and an increase in revenue of 26.1%. Exported volumes of beef fell 10.8% in 2011 against 2010. On the other hand, revenue was 11.7% over 2010, driven by higher meat export prices and exchange rates for the US dollar.

In general, 2012 is shaping up to be a positive year for Brazilian meat exports. Expectations of opening of new markets, the recovery in traditional ones and the growth in demand coming from emerging markets should lift the volume of Brazilian meat exports during 2012, more especially chicken meat which will benefit from the impact of higher beef prices.

26

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Raw Materials – The average price of a sack of corn on the domestic market fell 4.4% in 4Q11 versus 3Q11 due to the reduction of 12.3% in export volume in relation to the preceding year. Compared with 4Q11 and 4Q10, domestic corn prices remained 4.9% higher due to the sharp rise in prices on the international commodities markets (+ 10.5% above 4Q10) partly offset by final inventory 2.2% higher in Brazil when compared with the previous year. Soybean prices on the Brazilian market suffered a decline of 3.7% in 4Q11 versus 3Q11 with the outlook of a record area under this crop in Brazil and Argentina in addition to greater supplies coming onto the US market in September/October. Compared with 4Q11 and 4Q10, prices on the domestic market fell 6.0% due to higher year-on-year inventory. Prices on the international soybean market rose 5.5% compared with 4Q11 and 4Q10 due to a decline in output in US production of 90.6 in 2010  to 83.2 million tons in 2011(-8.2%). In the year 2011, corn increased 37.5% and soybeans, 14.7% in the Brazilian market, while international prices registered an increase of 59% for corn and 25.9% for soybeans.

27

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Investments

2011: R$1.4 billion – 105% higher.

The Company is committed to sustained growth as outlined in the Strategic Plan of 2015. BRF allocated R$ 1.9 billion, a year-on-year increase of 84.1%, to projects of modernization and expansion in the production units, revamping of the portfolio, updating of IT systems and innovation as well as the acquisition of overseas assets. Investments were also made in the domestic dairy products business, including R$ 279 million applied in manufacturing improvements with a view to extracting additional synergies.

Investments in CAPEX – Investments amounted to R$ 1.4 billion, 105% higher, directed mainly to projects involving productivity, improvements, increased capacity and automation at industrial units in the South and Midwest regions, as well as for new plants in Lucas do Rio Verde(MT) and Vitória de Santo Antão (PE). The Company’s outlay for replenishing poultry and hog breeder stock was more than R$ 492 million, an increase of 41%.

New Businesses – Investments in new businesses amounted to R$ 260.2 million. BRF allocated R$ 188 million to the acquisition of a shareholding stake in Avex and for the control of the Dánica Group, both based in Argentina. Additional investments were made in the Plusfood plant in the Netherlands for ramping up capacity and improving productivity.

In addition to the announcement of plant construction in the Middle East and the new joint venture in the Chinese market, in Brazil, the Company acquired Heloísa, a company focused on dairy products. It also exercised an option to buy Copercampos, investments in which had already been anticipated as a result of the ongoing partnership in hog slaughtering and pork meat processing.

28

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Logistics – The Company has established an international supply chain structure with offices in the Middle East, Latin America and in China. In Brazil, a further R$ 82 million was injected into the distribution centers for improvements in performance, notably for automation and rationalization of processes. Additional expenditures were made in staff training and skills upgrading.

Information Technology – As a result of investments in processes, the Company was able to merge the management platform of BRF and Sadia - critical to the capture of synergies identified with the unification of the two companies. Approximately R$ 98.9 million in 2011 was expended on the installation for the improvement and integration of projects involving about 300 people on a full time basis over a period of 18 months.

29

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Environment – The investments in the environment amounted to R$ 146.1 million, particularly for waste disposal, treatment and mitigation (51% of the total) and prevention and management (24%). Resources directed to the 3S Program (Sustainable Hog Farming System) cover treatment of hog manure, involving the installation of biodigestor systems at those integrated outgrowers participating in the program.

30

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Production

In 2011, BRF produced 5.8 million tons of foodstuffs, in volume terms, 4.1% higher than reported in 2010. The larger part of this growth was in the meats segment. The Company pursued a policy of prioritizing enhanced commercialization margins for all segments in detriment to growth in volume and market share.

Operations were terminated at São Lourenço do Sul (RS) and Itatiba (SP) and production transferred to Carambeí (milk-based beverages) and Teutônia (pasteurized milks). The decision to relocate manufacturing activities was due principally to logistical questions.

During the year, the production process was focused on redirecting production from Russia to other markets without impacting volume output. In line with plan, the Company also started operations at Copercampos and gradually ramped up capacity at the Lucas do Rio Verde (MT) plant. Also in line with plans, additional production synergies were captured and organizational structuring implemented following CADE’s approval.

The Company also established a procurement intelligence area for monitoring risks and opportunities along the more important production chains and implemented Global Sourcing.  A significant portion of captured synergies were obtained through the implementation of optimization projects as a result of joint efforts by the supplies and technical areas.

On the innovation front, BRF launched 288 new SKUs, namely: Food Services - 14; domestic market – 43; exports – 121; beef - 82 and 28 in the dairy products segment. A start was made on the construction of a new technologies center in Jundiaí (SP) to support the innovation processes with operations scheduled to begin during 2012.

PRODUCTION	4Q11	4Q10	% Ch.	2011	2010	% Ch.

Poultry Slaughter (million heads)	438	413	6%	1,756	1,623	8%
Hog/ Cattle Slaughter (thousand head	2,762	2,670	3%	10,979	10,563	4%
Production (thousand tons)
Meats	1,039	1,010	3%	4,250	3,992	6%
Dairy Products	272	280	(3%)	1,102	1,110	(1%)
Other Processed Products	113	120	(6%)	445	469	(5%)
Feed and Premix (thousand tons)	2,840	2,717	5%	11,239	10,723	5%

31

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Domestic Market

Domestic market sales evolved 14.3% to R$ 11.6 billion, a period marked by lower robust consumption rates compared with 2010. Additionally, the increase in the price of commodities exerted upward pressure on production costs. On the other hand, price and cost management policy, the efforts made to improve sales team productivity and investments in innovation contributed positively to results.

Meats – Despite an increase in costs – more especially those of grains – the meats segment posted a 18% improvement in revenue with the commercialization of 1.8 million tons in the year. Total revenue was R$ 9 billion.

Other processed products – In 2011, BRF dedicated special attention to innovation in the frozen product business. The distribution of the Sadia-branded products under the Escondidinho  label was expanded throughout Brazil and reported excellent sales performance.

The Perdigão Meu Menu line was also expanded, consumer reception being particularly good. Total revenue for the segment was R$ 2.0 billion, a growth of 2.3%.

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	4Q11	4Q10	% Ch.	4Q11	4Q10	% Ch.

Meats	480	469	2	2,600	2,436	7
In Natura	90	99	(9)	467	539	(13)
Poultry	58	71	(18)	256	329	(22)
Pork/Beef	32	28	15	210	210	0
Elaborated/Processed (Meats)	389	371	5	2,133	1,896	12
Other Processed	112	107	5	534	483	10
Others sales	93	87	7	151	133	14
Total	685	664	3	3,285	3,052	8
Processed	502	478	5	2,667	2,380	12
% Total Sales	73%	72%		81%	78%

32

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	2011	2010	% Ch.	2011	2010	% Ch.

Meats	1,760	1,664	6	9,032	7,652	18
In Natura	379	350	8	1,887	1,632	16
Poultry	251	232	8	1,112	933	19
Pork/Beef	128	118	8	774	699	11
Elaborated/Processed (Meats)	1,381	1,314	5	7,145	6,020	19
Other Processed	429	446	(4)	2,043	1,996	2
Others sales	440	389	13	555	529	5
Total	2,629	2,499	5	11,630	10,177	14
Processed	1,810	1,760	3	9,188	8,017	15
% Total Sales	69%	70%		79%	79%

In the quarter, net sales to the domestic market amounted to R$ 3.3 billion, 7.6% higher than recorded in 4Q10. The highlight for the quarter was elaborated/processed products which posted an increase of 12.5% in revenues and accounted for 59% of the operating margin reported for the quarter in this market, more particularly due to the festive products line (year-end holiday period).

Market Share - % - In volumes

Source: AC Nielsen
* A methodological change was made in the AC Nielsen database in 2010, distorting the comparison with the historical data.

33

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Distribution Channels *

* Includes domestic market meats, other processed products, food service and dairy products.

Exports

Operations in the international market developed satisfactorily in 2011. Despite oscillations in foreign exchange rates, the economic crisis in Europe, the Russian trade ban on Brazilian meat imports and the escalating costs of commodities, net sales grew 12.3% to R$ 10 billion, equivalent to a volume of 2.2 million tons, 1.2% lower than the preceding year due to the strategy of prioritizing wider margins.

Some markets such as Europe, Japan, China and Singapore helped drive a positive performance while the Middle East and Egypt, affected by popular uprisings (the Arab Spring), as well as Iraq, reported a weaker business climate. The European Plusfood division turned in results above forecast reflecting strategic changes in the client and product portfolios and the modernization of the industrial unit in the Netherlands.

In the quarter, net revenue from exports amounted to R$ 2.7 billion, 16.9% higher than recorded in 4Q10. Margins for the quarter were squeezed by higher local inventory in the Japanese and Middle Eastern markets where there was a decline in prices and volumes. In addition, there was a strike early in the quarter at the port of Itajaí which required shipments to be diverted. Consequently, the operating margin in the export market fell from 5.5% in 4Q10 to 1.2% in 4Q11.

Market performance

Far East – Volumes grew 4% and revenues, 20.1% in the year despite pressure to reduce prices in the final quarter in the Japanese market, which had performed well up to the end of the first half.  We expect margins to be squeezed in this market until local inventories adjust to demand.

34

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Eurasia – Revenues fell 26.6%, with volumes also down 31.5% due to the Russian ban on imports from the majority of Brazilian exporting plants. The ban has since been lifted and exports should normalize as from February 2012. However, the Ukraine took a large part of the volume originally destined for Russia, alleviating most of the negative impact of these import restrictions.

Europe – In this region, difficulties in some countries, especially Greece, Italy and Portugal have had no impact on our businesses. Sales revenue in this market increased 8.1%, albeit on lower volumes of 9.2% due to the Company’s switch in strategic focus to higher value added particularly in the case of those products made at Plusfood, which expanded its portfolio, from the increased local productive capacity.

Middle East – Sales revenue was up 5.7% on stable volume. Margins were squeezed for products such as chicken griller – a heavily demanded product in this market, more especially in the 2H11. However, while our marketing campaigns focused on the religious period of Ramadan with the objective of further enhancing customer loyalty to the Sadia brand - Top of Mind in the region -, it also served to relieve some of the pressure on margins for in natura products. The Company’s objective in this market is to add value by building a new industrial unit in the United Arab Emirates focused on the production of processed products (breaded products, hamburgers, etc.).

South America – Revenues increased 55.2% and volumes 14.8%. In addition to growing demand in these markets, business benefited from the incorporation of the acquired Avex and Dánica operations as from 4Q11 in Argentina.

Africa and other countries – In Africa, the Company continued to pursue its principal objective of improving relationships with some distributors in those regions of the continent considered strategic, the area as a whole growing sales revenue by 32.7%, while in other countries growth was 51.7%.

35

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

	THOUSAND TONS			R$ MILLION
EXPORTS	4Q11	4Q10	% Ch.	4Q11	4Q10	% Ch.

Meats	551	527	5	2,602	2,293	13
In Natura	468	439	7	2,115	1,847	15
Poultry	407	372	9	1,709	1,467	17
Pork/Beef	61	66	(8)	406	380	7
Elaborated/Processed (meats)	83	89	(6)	487	446	9
Other Processed	6	7	(15)	122	45	169
Others sales	2	0	-	9	0	-
Total	559	534	5	2,733	2,339	17
Processed	89	96	(7)	609	492	24
% Total Sales	16%	18%		22%	21%

	THOUSAND TONS			R$ MILLION
EXPORTS	2011	2010	% Ch.	2011	2010	% Ch.

Meats	2,153	2,220	(3)	9,876	8,890	11
In Natura	1,840	1,875	(2)	8,126	7,238	12
Poultry	1,582	1,594	(1)	6,572	5,724	15
Pork/Beef	258	281	(8)	1,554	1,513	3
Elaborated/Processed (Meats)	313	345	(9)	1,750	1,652	6
Other Processed	24	18	28	175	91	93
Others sales	40	6	-	42	4	-
Total	2,217	2,244	(1)	10,093	8,985	12
Processed	337	363	(7)	1,925	1,743	10
% Total Sales	15%	16%	-	19%	19%	-

Exports by Region - (% net sales)

Dairy products – An improved product mix was instrumental in increasing the dairy product sales revenue 9.8% to R$ 2.5 billion. The atypical spike in sugar and the continual upward pressure on milk prices paid to the producers, pressured production costs in the segment.

36

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Some important steps were taken in remodeling the industrial complex in this segment and launching the Naturis line, Sadia-branded danbo and mozzarella cheeses and the ecologically correct packaging for Batavo milk.

In 4Q11, dairy product revenue rose 4.7%, although, operating performance was negative at 2.3%. The strategic plan provides for the upgrading of the product mix with higher value added products in addition to integration of logistics with other segments, permitting gains in synergies and expansion of the sales portfolio.

	THOUSAND TONS			R$ MILLION
DAIRY	4Q11	4Q10	% Ch.	4Q11	4Q10	% Ch.

Dairy Products	252	256	(1)	607	579	5
Milk	201	201	(0)	408	381	7
Dairy Products- processed	51	54	(7)	199	199	(0)

	THOUSAND TONS			R$ MILLION
DAIRY	2011	2010	% Ch.	2011	2010	% Ch.

Dairy Products	1,071	1,078	(1)	2,539	2,312	10
Milk	861	873	(1)	1,720	1,586	9
Dairy Products- processed	209	205	2	818	726	13

Food Service – In 2011, this segment reported a performance which was better than the average for the market. This reflects the importance of the Food Service business in the Company’s expansion strategy in a process which adds in customer service as a competitive differential. Sales revenue increased 19.7% to R$ 1.4 billion. The result is largely due to the growth in the consumption of away-from-home meals, increased purchasing power nation-wide, more especially the C class, and by the increase in food service chains as a result of a growing number of shopping malls not only in the major cities but also in upcountry areas. The management model for the area contributed to results, reflecting the adoption of processes representing the best practices of both Sadia and Perdigão following the effective merger of the two. Examples are the added value in the delivery of beef and the improved focus on the service provider areas with dedicated portfolio and commercialization areas. In addition, the adding of value in the positioning of the global accounts contributed to the performance of the Food Service segment.

37

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

	THOUSAND TONS			R$ MILLION
FOOD SERVICE	2011	2010	% Ch.	2011	2010	% Ch.

TOTAL	275	240	14.7	1,444	1,207	19.7

In 4Q11, food service sales grew 10%, posting an operating margin of 15.8%, processed products responding for 62% of the operating result for the quarter, in this segment.

	THOUSAND TONS			R$ MILLION
FOOD SERVICE	4Q11	4Q10	% Ch.	4Q11	4Q10	% Ch.

TOTAL	90	77	16.3	474	430	10.1

38

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Net Sales – BRF registered net operating sales of R$ 25.7 billion in the year, 13.3% higher, principally supported by good performance in the domestic market and the Food Service segment. In 4Q11, net operating revenue totaled R$ 7.1 billion, a 10.9% increase, driven by the commercialization of the festive line of products (year-end holiday season).

Breakdown in Net Sales (%)

DS- Domestic Sales
E- Exports

Net Sales by product and by market – (%)

39

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Cost of Sales – The cost of sales rose 12.4% to R$ 19 billion. Although the cost of the corn and soybean meal – increased 38% and 15%, respectively, during the year and there was also pressure from other costs such as direct raw materials and labor, COGS was 74.1% of net sales, 60 basis points lower than the preceding year, principally due to captured synergies.

In 4Q11, the cost of sales reported a year-on-year 13% increase, representing a 130 basis points rise in COGS from 71.3% to 72.6%.  4Q10 benefited from a well adjusted inventory policy both for raw materials as well as seasonal products, built up to confront grain costs.

Gross Profit and Gross Margin – Gross Profit amounted to R$ 6.7 billion, a gain of 16.2%, reflecting an improvement of 60 basis points, or 0.6 percentage points in gross margin, which increased from 25.3% to reach 25.9% of net sales, supported by revenue performance and synergy gains. In 4Q11, Gross Profit amounted to R$ 1.9 billion – a year-on-year increase of 5.8%, which we consider positive given the excellent performance in 4Q10 when costs were lower.

Operating Expenses – Operating expenses were 10.6% higher due to investments in the implementation of IT systems and in consultancy work related to the merger. Besides that, we obtained 40 basis points of gains. In 4Q11, operating expenses amounted to R$ 1.2 billion – 17.4% higher, a reflection of the increase in fixed commercial overheads and administrative expenses/management compensation.

Other Operating Results – The amount of R$ 402.7 million in other operating results is 2.2% higher than the preceding year and incorporates income from the reversal of provisions, recovery of expenses, benefits plan and insurance claims. Expenses include: costs with the pre-operational phase of the new industrial units, loss damages, provision for tax and civil risks. In line with IFRS rules, participations in profits are also booked to this item.

Operating Profit and Margin – The Company recorded an operating margin which was 130 basis points higher – from 6.5% to 7.8%, the operating result indicative of the improvement in business performance. Operating income before financial expenses (EBIT) reached R$ 2 billion, a gain of 34.8%.

However in 4Q11, there was a decline of 9.2% to R$ 508 million in operating profit – EBIT, equivalent to an operating margin of 7.2% (150 basis points below the figure registered in 4Q10). This reflects greater pressures from costs of the principal raw materials, direct materials, exports and a one-off spike in fixed commercial and administrative expenses.

Financial – Net financial expenses totaled R$ 479.5 million (0.7% lower) and remained largely unchanged in relation to the preceding year. While currency volatility during the course of the year had an impact on increased outstanding debt and financial overheads, efficient risk management and the adoption of best practices of hedge accounting mitigated the adverse effects on financial result.

40

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

In addition to the foreign exchange translation effect, allocation of cash to investments in Capex  and acquisitions made during the year, increased net debt by 48.7% to R$ 5.4 billion, resulting in a net debt/EBITDA ratio of 1.7 times, with a book currency exposure of US$ 470.7 million.

In 4Q11, financial expenses were 21.6% higher than the same period in 2010 due to the foreign exchange translation effect on loans, financing and other currency denominated liabilities as well as an impact on the conversion of overseas investments.

In the light of the high level of exports, the company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for conducting hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover continues to permit significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

In 12.31.11, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 645.2 million with a reduction in currency exposure in the balance sheet of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,360 million + EUR 316 million + GBP 69,3 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

41

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Debt Profile
R$ Million		12.31.2011		12.31.2010
DEBT	Current	Non current	TOTAL	TOTAL	% Ch.

Local Currency	1,814	1,515	3,330	3,216	4
Foreing Currency	1,909	3,086	4,995	4,069	23
Gross Debt	3,723	4,601	8,324	7,285	14
Cash Investments
Local Currency	1,133	70	1,203	1,059	14
Foreing Currency	1,630	83	1,713	2,592	(34)
Total Cash Investments	2,763	153	2,916	3,651	(20)
Net Accounting Debt	960	4,448	5,408	3,634	49
Exchange Rate Exposure - US$ Million			471	(85)	-

Income Tax and Social Contribution – Income tax and social contribution totaled R$156.5 million for the year, 20.3% lower, due to differences in tax rates on the earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investments. However, in 4Q11, the Company booked R$ 215 million under this item with respect to the constitution of a provision for losses of income tax and deferred social contribution on tax losses and negative base for social contribution on net income and not to be used following the incorporation of Sadia into BRF, in accordance with expected for 2012, in line with CPC 24 (Subsequent Events – IAS 10), and CPC 32 (Taxes on Profits – IAS 12). The foregoing value reflects Management’s current best estimates. The final impact of Sadia’s incorporation with BRF will be calculated as at 31 December 2012. The provision will not affect the amount of dividends proposed/distributed relative to fiscal year 2011, and relating to the dividend distribution through the intermediary of payment of interest on shareholders’ equity.

42

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Net Income and Net Margin – Net income was R$ 1.4 billion in the year with a net margin of 5.3%, an increase of 70.1% in relation to the preceding year, reflecting BRF’s good operating performance and synergies captured – this despite the twin challenges of exports and associated currency volatility. In 4Q11, net income reached R$ 121 million, 66.4% down due to the factors explained above.

As mentioned in the previous item, a provision was constituted in 4Q11 for the future incorporation of Sadia. Excluding this effect, the adjusted net income for the year would have been R$ 1.6 billion,  an increase of 96.8%, with a net margin of de 6.2% and R$ 336 million in 4Q11, 6.7% lower and equivalent to net margin of  4.7%.

EBITDA – EBITDA reached R$ 3.2 billion, 23.1% higher, recording a gain of 100 basis points in relation to the preceding year, building in the improvement in results and synergy gains in commercial cost and expense variables. On a year-on-year comparative basis, 4Q11 reported a reduction of 4.1%. In spite of factors already discussed such as: pricing pressure in some export markets, pressure from grain prices – reflecting in higher production costs for the principal raw materials, and strikes in the port of Itajaí delaying shipments due to the need for diversion to other port causing the Company to turn in a narrower EBITDA margin, there was significant cash generation in 4Q11.

EBITDA				Breakdown
EBITDA - R$ Million	4Q11	4Q10	% Ch.	2011	2010	% Ch.

Net Income	121	360	(66)	1,367	804	70
Non Controlling Shareholders	2	(0)	-	(2)	1	-
Income Tax and Social Contribution	200	48	319	157	196	(20)
Net Financial	186	153	22	480	483	(1)
Equity Accounting and Other Operating Result	187	195	(4)	357	370	(4)
Depreciation, Amortization and Depletion	224	204	10	886	780	14
= EBITDA	920	959	(4)	3,244	2,635	23

43

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Annual and Quarter EBITDA – R$ million

Shareholders’ Equity – As of 12/31/11, Shareholders’ Equity was R$ 14.1 billion against R$ 13.6 billion in 12/31/10, a 3.5% increase and representing a 11.6 % return on annualized investments.

Combination of the Businesses – The accounting and fiscal treatment given to the association agreement was measured in line with the prevailing practices with allocation either to fixed assets or long-term assets, under the “Intangible” item and to be subject to annual evaluation using the impairment test (non-recoverability).

IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the transition to IFRS rules, in accordance with Brazilian accounting pronouncements.

44

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Performance

BRF’s shares closed fiscal year 2011 posting an appreciation of 33.2%, against a devaluation of 18.1% in the Ibovespa, the principal stock index for the Brazilian equities market. This ranked the Company’ shares among the ten securities reporting the best appreciation for the period on the BM&FBovespa. Trading on the New York Stock Exchange (NYSE), BRF’s ADRs also recorded a positive performance, rising 15.8% compared with the 5.5% for the Dow Jones Industrial Average.

PERFORMANCE	4Q11	4Q10	2011	2010

Share price - R$*	36.42	27.34	36.42	27.34
Traded Shares (Volume) - Millions	111.6	125.3	593.7	558.7
Performance	13.2%	6.2%	33.2%	20.5%
Bovespa Index	8.5%	(0.2%)	(18.1%)	1.0%
IGC (Brazil Corp. Gov. Index)	7.9%	2.3%	(12.5%)	12.5%
ISE (Corp. Sustainability Index)	8.6%	3.2%	(3.3%)	5.8%

Share price - US$*	19.55	16.88	19.55	16.88
Traded Shares (Volume) - Millions	109.2	71.1	488.8	286.9
Performance	11.5%	8.7%	15.8%	28.9%
Dow Jones Index	12.0%	7.3%	5.5%	11.0%

The average daily financial trading volume on the BM&FBovespa and NYSE was US$ 79.6 million, 74.1% more than reported for the previous year. The Company’s shares are a component of the principal stock indices for the Brazilian market, led by the Ibovespa, which includes the 69 most traded securities on the exchange, and the Corporate Sustainability Index (ISE), made up of equities of 36 companies committed to social responsibility and corporate sustainability. BRF’s ADRs incorporate 57 indices on the NYSE for the US market, being one of the most traded Brazilian securities on the exchange.

45

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Share Performance

ADR Performance

Financial Trading Volume – Accumulated 2011

Average US$ 79.6 million/day (74.1% higher to the Ac. 2010)

46

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Social Balance – At the end of 2011, BRF employed 132,696, of which 120,096 were direct employees (308 with labor contracts for a fixed duration); 12,301 outsourced personnel and 299 interns.

Enhancement of Human Capital – BRF has expanded the number of women in leadership positions by 2011, included themes and aspects of sustainability in the integration process of new hires as well as focusing on the internal communication of the company for increasing employee awareness of the Group’s business. All this has been achieved based on a program for enhancing and training of the local labor force, the improvement of management practices for increasing employee satisfaction, the inclusion and education of the sustainability issue in the strategies of organizational development, and for providing guidance to employees as agents for sustainability.

BRF also runs programs for training leaders appropriate to their various hierarchical levels. During the third quarter, 100% of the leaders in the Company’s operating areas took part in the ‘Our Way of Leading’ program. Individual development plans were concluded for 100% of the vice presidents, directors and managers and a functional competences model established for the areas and for senior management. Thus, managers and teams can already be guided by competencies in processes for attraction and selection, training and development, career appraisal and guidance.

The Company also operates a Trainees Program – since January 2011 with a group of 30 participants selected from a total of about 15 thousand applicants. The selection process for the group began in the third quarter of 2011 with the significant number of 19,065 enrolled candidates. During the quarter, the Interns Program was begun - designed for the formation of future young professionals. The team which will act through the Global Development Program was also selected. This is a project which focuses on the overseas market and is designed to hire qualified professionals who are able to bring their professional experience and knowledge to bear in the BRF’s chosen markets. After a period of training, development and familiarization with the Company, these professionals will be ready to assume leadership positions.

Begun in early 2011, the Company also conducted initiatives under the Attraction and Retention Plan for employees at the industrial plants. Among these initiatives were the standardization of positions and salary brackets and the implementation of an assiduity plan.

BRF Culture – The year 2011 was characterized by the development and consolidation of the new BRF Culture. On the approval of the merger between Perdigão and Sadia, one of the priorities for personnel management was to unify the best practices of each one of the merged companies in order to consolidate corporate values, principles and beliefs responsible for driving the new organization. The building of the new culture is a participative process and takes into account the transversal application of sustainability questions in management.

47

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

An initial stage of the Culture Project was the Leadership Meeting in September 2011, when 600 executives from all locations were encouraged to reflect on the theme. All the managers, directors, vice presidents and the CEO took part, beginning a process which seeks to make the Company a benchmark in personnel management.

BRF 15’s international expansion and strategic planning entails additional challenges in the building of the new culture. In addition to preparing Brazilian in-house stakeholders for this change, the Company will have to have an understanding of external customs and integrate employees from different origins.

Even prior to the merger, BRF had developed a robust communication plan to keep employees abreast of developments in this process in a rapid and transparent manner during and after the approval by the Brazilian anti-trust authorities.

SSMA - BRF implemented its SSMA Project in 2008 for matters related to Health, Safety and Environment, initially contemplating the operational areas. Due to concern in expanding this practice – its focus being on safe behavior, the health of direct employees and outsourced workers and on sustainability – in October (2010), steps were taken to extend the project to all the areas, also benefiting the communities contiguous to company plants. In the quarter, the Company implemented the project’s initiatives at the corporate units. Numbers indicate that the expanded project has been highly successful. The accident frequency rate with time off work declined 35% in lower than a year (the accident frequency rate is the total number of accidents with time off work divided by a million man/hours worked pursuant to the NBR 14,280 standard).

The Company delivered 252 houses in 2011 under the Housing program operated by BRF for its employees.

Stock Option Plan – Currently, the Company has granted R$ 3,911,236 (three million, nine hundred and eleven thousand, two hundred and third-six) stock options to 55 executives with a maximum vesting period of five years as established in the Compensation Plan Regulations approved by the AGM/EGM of 03/31/2010.

48

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Added Value – R$ million

ADDED VALUE DISTRIBUTION	2011	2010	% Ch.

Human Resources	3,766	3,164	19
Taxes	3,743	3,530	6
Interest	1,645	1,642	0
Interest on shareholder's equity	632	263	141
Retention	735	542	36
Non-controlling shareholders	(2)	1	-
Total	10,519	9,142	15

Sustainability

Sustainability for BRF is part of its strategy and is thoroughly integrated into its mission, vision and values. More than just preserving the environment or generating jobs, this understanding incorporates the notion that the Company must act in a differentiated manner, managing the daily routine and attitudes of the organization based on a series of guidelines, practices and actions with a view to achieving positive results pari passu with economic, environmental and social aspects.

In 2011, key stakeholders of the Company were invited to assess its evolution on the basis of the six pillars defined for sustainability, an indication that the Company is on the right track. Participants contributed to some important decisions for action, such as expanding the dissemination of the Company’s sustainability practices along its chain of suppliers. Another important achievement was BRF’s adherence to Level A compliance of the GRI – Global Reporting Initiative guidelines in the annual report on economic, financial, social and environmental information for the year 2011.

49

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

The first company in the food and beverage sector and the first with a market tradition to sign up to BM&FBovespa Novo Mercado listing regulations, BRF has ethics, transparency and equitability as the bedrock of its corporate governance model. The Company’s best practices, include shares of the common type only; equitable rights, a premium on public offerings and mechanisms for protecting investors; prohibition on shareholders and executives obtaining advantages through access to insider information; a policy for securities trading and disclosure of material facts; a code of ethics and conduct; and the use of arbitration as a quick and specialized medium for solving conflicts of interest.

Remuneration paid out to Shareholders – The Board of Directors approved the remuneration to shareholders for the total amount of R$ 632.1 million, corresponding to R$ 0.726723260 per share with payouts on 08/29/2011 (R$ 0.33591469 per share) and on 02/15/12 (R$ 0.39080857 per share) in the form of interest on shareholders’ equity with retention of withholding tax at source in accordance with legal requirements. The amount paid out to shareholders with respect to fiscal year 2011, represented 40% of net adjusted earnings for the period.

Buyback of Shares – On 05/30/11 the Company’s Board of Directors authorized a share buy-back program to run for 90 days for the acquisition of up to 4,068,336 common shares, all book entry and with no par value, corresponding to 0.466% of its capital stock.  The Program is designed to maintain the shares as treasury stock to attend the needs of the “Stock Option Plan” and the “Additional Stock Option Plan”, both approved by the Ordinary and Extraordinary Shareholders’ Meeting of 03/31/2010. The total repurchase amount during the period was 2,630,100 shares.

Rating – Fitch Ratings has assigned a BBB- rating to the Company with stable Outlook (investment grade). Standard & Poor´s has attributed a BB+ rating and Moody’s, Ba1 with a positive Outlook.

50

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Difuse Control – Equal rights

As of 12.31.11

Capital Stock – R$ 12.6 billion	Nr.of Shares – 872,473,246

New Market - BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on 04.12.06 binding it to settle disputes through the Arbitration Panel under the arbitration commitment  clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details of this management are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operate, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Independent Audit – Meeting the determination of Instruction CVM 381/2003, we hereby inform that in the fiscal year ended on December 31, 2011 we hired our Independent Auditors for related and unrelated external audit work. Such related and unrelated works had a duration of less than one year and amounted to about R$ 900 thousand, representing approximately 37% of the amount of the consolidated fees relating to the external audit for BRF and were related to tax revision, comfort letter and revision of the IT architecture. Due to the scope and procedures carried out, such services did not affect the independence and objectivity of the Independent Auditors.

In our relationship with the Independent Auditor, we try to assess the conflict of interests with the non-audit works based on the principle that the auditor shall not audit their own work, exercise management functions and promote our interests.

51

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Association of BRF and Sadia – On 07/13/11, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Commitment Agreement -TCD, which was also signed on the same date.

The measures established in the TCD are limited to Brazil only and the markets and/or categories of products specified therein. The Company and Sadia are free to operate in the export market as a whole, the domestic dairy products market and the domestic food service business as long as they do not infringe TCD requirements and effectiveness. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ri.

On the basis of an analysis of the results announced in 2010, the sale of assets and brands agreed with CADE represent revenues of R$ 1.7 billion and equivalent to volumes of 456 thousand tons of in natura, elaborated and processed products as well as festive product lines and margarines. Suspended Perdigão and Sadia brand categories are equivalent to a further R$ 1.2 billion in sales revenues.

Agreement was also reached on the sale of the entire direct or indirect stake in the capital stock of Excelsior Alimentos S.A. by the wholly owned subsidiary of BRF to Sadia S.A., with the consequent transfer to the future purchaser of the entire tangible and intangible assets. The respective impacts of this divestment are also incorporated in the amounts mentioned in the preceding paragraph.

The Perdigão brand as well as all the rights associated to it, remains the property of  BRF and is used normally in various processed food categories such as breaded items, hamburgers, bologna sausage, fresh sausage, frozen ready-to-eat meals (except lasagna), bacon, festive poultry-based products, in addition to the entire line of in natura products, among others. In 2010, the volume subject to TCD restrictions would have represented sales of about one third of all Perdigão branded products.

Expected Synergies – We estimate our net synergies before taxes and participations as a result of the BRF/Sadia merger, post-CADE approval, at about R$ 562 million in 2011. The Company aims to capture net synergies before taxes and participations of about R$ 1 billion per year for the period 2012 - 2013 after which these will stabilize around this amount. To achieve this result, BRF will require approximately R$ 700 million in investments for the period 2011 - 2013.

Expected synergies are in line with the survey conducted by the Company. However, realization of the synergies will be contingent on the success of the processes to be implemented in the areas of supplies (grains and other raw materials), manufactures, agriculture and logistics as well as the investments which will be needed to obtain these gains.

52

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Awards and Highlights	Reason	Institution
Best Investor Relations by a Latin American Company in the US Market	BRF is a among the finalists with the best Investor Relations for Latin American companies in the American market	IR Magazine US Awards
Best Companies for Shareholders in the category: market value higher than R$ 15 billion	Corporate Governance (highest attributed score – 10); liquidity; creation of value; return on shares and dividends; and sustainability.	Capital Aberto magazine in partnership with Stern Stewart do Brasil and the Fipecafi Center for Governance Studies
Best CEO, CFO, IR Executive	Best Executives for the LA Food sector according to the opinion of investors and analysts	Institutional Investor
IR Team and IR Program	Best in the LA Food Sector according to the opinion of investors and analysts	Institutional Investor
SESI Award	BRF is awarded in the Innovation and Safe and Healthy Working Environment categories	SESI/FIESC
Meu Menu	1st place in the Ready-to-Eat category	Product of the Year
Top of Mind 2011	For the seventh consecutive year, Elegê is the most recalled brand of milk among consumers in the state of Rio Grande do Sul	Amanhã magazine
Company of the Year (Food)	Elected company of the year in the food category	IstoÉ Dinheiro
Sustainable Management Forum	Maximum Highlight Certificate with In-house Stakeholders	Anuário Expressão
Top of mind-Qualy margarine	20 years from its launch, Qualy Margarine is for the sixth time Top of Mind in its category in the Folha’s survey.	Folha de São Paulo newspaper

53

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

BALANCE SHEET	12.31.2011	12.31.2010	Ch. %

Assets	29,983	27,752	8
Current Assets	11,124	10,021	11
Noncurrent Assets	18,860	17,731	6
Long Term Assets	4,655	4,399	6
Investments	20	17	17
Property, Plant and Equipment	9,798	9,067	8
Intangible	4,386	4,247	3
Liabilities	29,983	27,752	8
Current Liabilities	7,988	5,686	40
Long Term Liabilities	7,886	8,429	(6)
Shareholders' Equity	14,110	13,637	3
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated earnings	1,837	1,134	62
Equity Evaluation Adjustments / Other Results	(162)	35	-
Treasury Shares	(65)	(1)	8,739
Non Controlling Shareholders	40	8	424

54

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

INCOME STATEMENT - Corporate Law	4Q11	4Q10	% Ch.	2011	2010	% Ch.

Net Sales	7,099	6,400	11	25,706	22,681	13
Domestic Market	4,303	4,009	7	15,419	13,515	14
Exports	2,796	2,391	17	10,287	9,166	12
Cost of Sales	(5,152)	(4,560)	13	(19,047)	(16,951)	12
Gross Profit	1,947	1,840	6	6,659	5,730	16
Operating Expenses	(1,243)	(1,059)	17	(4,264)	(3,856)	11
Income before other operational results- EBIT	704	781	(10)	2,395	1,874	28
Other Operating Results/Equity Accounting	(196)	(221)	(11)	(394)	(390)	1
Financial Expenses, net	(186)	(153)	22	(480)	(483)	(1)
Income Before Financial Exp. and Other Results	323	407	(21)	1,522	1,001	52
Income Tax and Social Contribution	(200)	(48)	319	(157)	(196)	(20)
Non-Controlling shareholders	(2)	0	-	2	(1)	-
Net Income	121	360	(66)	1,367	804	70
Adjusted Net Income*	336	360	(7)	1,582	804	97
EBITDA	920	959	(4)	3,244	2,635	23

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

On July 13 2011, the plenary session of the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions in the Performance Agreement – TCD signed between the parties. These documents can be accessed via the website: www.brasilfoods.com/ri.

55

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

1.            COMPANY’S OPERATIONS

The BRF – Brasil Foods S.A. (“BRF or parent company”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. The Company is a public company, listed on the Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS, which headquarters is located at 475, Jorge Tzachel Street in the City of Itajaí, State of Santa Catarina. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•                    Whole chickens and cuts of chicken, turkey, pork and beef cuts;

•                    Ham products, sausages, bologna, frankfurters and other smoked products;

•                    Hamburgers, breaded meat products and meatballs;

•                    Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;

•                    Milk, dairy products and desserts;

•                    Juices, soy milk and soy juices;

•                    Margarine; and

•                    Soy meal and refined soy flour, as well as animal feed.

During the last quarter of 2011, the Company's activities started to be segregated into 4 operating segments, being: domestic market, foreign market, food service and dairy products.

In the domestic market, the Company operates 45 meat processing plants, 16 milk and dairy products processing plants, 3 margarine processing plants, 4 pasta processing plants, 1 dessert processing plant and 1 soybean crushing plant, all of them located near the Company’s raw material suppliers or the main consumer centers.

In the foreign market, the Company operates 3 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 pasta and pastries processing plant and 1 cheese processing plant, and subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, South Africa, Venezuela, Uruguay and Chile.

The Company has an advanced distribution system and uses 38 distribution centers, to deliver its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers in the domestic market and exports to more than 145 countries.

56

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The name BRF deploys and adds value and reliability to several trademarks among which the most important are: Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and  Wilson, in addition to licensed brands such as Turma da Mônica.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities of each:

57

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

1.1.       Interest in subsidiaries

Subsidiary		Main activity	Country	12.31.11	12.31.10
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	99.99%	99.99%
PDF Participações Ltda.		Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real state	Brazil	65.49%	65.49%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A.	(a)	Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.		Industrialization and commercializations of products	Brazil	50.00%	50.00%
Perdigão Trading S.A.	(a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda		Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.		Holding	Brazil	99.00%	99.00%
Heloísa Ind. e Com. de Produtos Lácteos Ltda.	(i)	Industrialization and commercializations of milk	Brazil	100.00%	-
Perdigão Export Ltd.	(g)	Import and export of products	Cayman Island	-	100.00%
Crossban Holdings GmbH		Holding	Austria	100.00%	100.00%
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
BFF International Ltd.		Unrestricted activities	Cayman Island	100.00%	100.00%
Highline International	(a)	Unrestricted activities	Cayman Island	100.00%	100.00%
Perdigão UK Ltd.	(j)	Marketing and logistics services	United Kingdom	-	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	100.00%	100.00%
Perdigão France SARL		Import and commercialization of products	France	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.		Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.		Import and commercialization of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham		Import and commercialization of products	United Kingdom	100.00%	100.00%
Plusfood Finance UK Ltd.	(c)	Financial fund-raising	United Kingdom	-	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK		Import and commercialization of products	Japan	100.00%	100.00%
BRF Brasil Foods PTE Ltd.		Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	100.00%	100.00%
Plusfood UK Ltd.		Marketing and logistics services	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH	(b)	Holding	Austria	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	100.00%	100.00%
BRF Brasil Foods Africa Ltd.		Import and commercialization of products	South Africa	100.00%	100.00%
Sadia Chile S.A.	(e)	Import and commercialization of products	Chile	40.00%	-
Sadia S.A.		Industralization and commercialization of products	Brazil	100.00%	100.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.	(f)	Import and commercialization of products	Argentina	-	5.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	60.00%	60.00%
Sadia Alimentos S.A.	(f)	Import and commercialization of products	Argentina	-	95.00%
Sadia U.K. Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Concórdia Foods Ltd.	(d)	Import and commercialization of products	United Kingdom	-	100.00%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real estate	Brazil	34.51%	34.51%
Estelar Participações Ltda.	(j)	Holding	Brazil	-	99.90%
Athena Alimentos S.A.	(k)	Industrialization and commercialization of commodities	Brazil	99.99%	99.90%
Estelar Participações Ltda.	(j)	Holding	Brazil	-	0.10%
Sadia Overseas Ltd.		Financial fund-raising	Cayman Island	100.00%	100.00%
Sadia GmbH		Holding	Austria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	100.00%	100.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	100.00%	100.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	10.00%	10.00%
Qualy B.V.	(b)	Import and commercialization of products	The Netherlands	100.00%	100.00%
Sadia Japan KK		Import and commercialization of products	Japan	100.00%	100.00%
Badi Ltd.		Import and commercialization of products	Arab Emirates	100.00%	100.00%
Al-Wafi		Import and commercialization of products	Saudi Arabia	75.00%	75.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.		Holding	Brazil	73.94%	73.94%
Excelsior Alimentos S.A.		Industralization and commercialization of products	Brazil	25.10%	25.10%
Excelsior Alimentos S.A.		Industralization and commercialization of products	Brazil	46.01%	46.01%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	49.00%	49.00%
Sadia Alimentos S.A.	(f)	Import and export of products	Argentina	100.00%	-
Avex S.A.	(h)	Industrialization and commercialization of products	Argentina	70.70%	-
Flora Dánica S.A.	(h)	Industrialization and commercialization of products	Argentina	100.00%	-
Flora San Luis S.A.	(h)	Industrialization and commercialization of products	Argentina	100.00%	-
GB Dan S.A.	(h)	Industrialization and commercialization of products	Argentina	100.00%	-

58

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(a) Dormant subsidiaries.

(b) The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$1,588 (R$616 as of December 31, 2010), and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in The Netherlands, and the amount of this investment, as of December 31, 2011 , is represented by a net capital deficiency of R$9,363 (R$8,913 as of December 31, 2010), the purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey import quotas.

(c) Company´s activities were terminated in February 2011.

(d) Company´s activities were terminated in July 2011.

(e) Acquisition of remaining non-controlling interest in September 2011 which represents 40% of the capital.

(f) Exchange of capital interest between group, companies occurred in September 2011.

(g) Company´s activities were terminated in October 2011.

(h) Acquired in October 2011.

(i) Acquired in from December 2011.

(j) Company´s activities were terminated in December 2011.

(k) The name of Sadia Industrial S.A. was changed to Athenas Alimentos S.A.

1.2. Performance Commitment Agreement

As disclosed on July 13, 2011, the Company, its wholly-owned subsidiary and the Administrative Council for Economic Defense (“CADE”) signed the Performance Commitment Agreement (“TCD”) which the main purpose was to establish measures to accomplish the following:

(1)       prevent that the merger between the Company and its subsidiary implies in the substantial elimination of the competition;

(2)       establish conditions to the existence of a strong competitor in the markets affected by the merger;

(3)       propitiate condition to the fast and efficient  entrance of competitors in the affected markets; and

(4)       ensure that the benefits originated from the merger be equally distributed among participants and consumers.

The measures established in the TCD are limited to the national territory, in certain markets and/or products category. The Company and its subsidiary are free to act in the whole foreign market, in the dairy products market and in the food service local market, as long as they do not interfere in the assumptions and effectiveness of TCD.

59

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

In order to attend the TCD’s purposes, the Company and its subsidiary committed to take the following measures:

(1)  disposal of the brands: Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Ellegant, Fiesta, Freski, Confiança, Doriana  and Delicata, as well as all, the intellectual properties rights related to these brands;

(2)  jointly dispose all the assets and rights related to the  production plants:

Plant	State	Activity

Carambeí	PR	Pork slaughtering, finished goods processing, animal feed production, hatcheries and pork farms.
Três Passos	RS	Pork slaughtering, finished goods processing, hatcheries and pork farms.
Brasília	DF	Poultry slaughtering, finished goods processing, animal feed production, hatcheries and farms.
São Gonçalo	BA	Poultry slaughtering, finished goods processing, animal feed production, hatcheries and farms.
Salto Veloso	SC	Finished goods processing.
Bom Retiro do Sul	RS	Finished goods processing.
Lages	SC	Finished goods processing.
Duque de Caxias	RJ	Finished goods processing.
Várzea Grande	MS	Finished goods processing.
Valinhos	SP	Finished goods processing.
Excelsior	RS	Finished goods processing.

The total production capacity of the units to be disposed of must correspond to 730,000 tons per annum (“p.a.”).

60

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(3)  disposal of all the assets and rights related to the following distribution centers:

City	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(4)  assignment of the entire portfolio of contracts with poultry and pork outgrowers, currently utilized in order to guarantee the supply to the specific processing plants listed in the item (2) above;

(5)  suspension of the use of the Perdigão  brand,  from the signing date of the disposal agreement, in the Brazilian territory, for the following products and periods:

Product	Term
Ham products	3 years
Pork commemorative kits	3 years
Smoke and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey light cuts	5 years

(6)  suspension of the use of the Batavo  brand, from the signing date of the disposal agreement, for the period of 4 years, related to the products listed above in item (5).

The CADE has been assessing the Company’s compliance with the commitments disclosed herein; as the Company is subject to penalties in case of noncompliance with CADE’s provisions, which ultimately, includes the review of the operation.

In order to attend the obligations derived from the TCD, the Company’s management set up a plan to sell the above mentioned facilities including the related assets, rights and obligations. Additionally, the plan comprises the necessary actions to transfer the productive capacity of 730,000 tons to the future acquirer as established by the TCD, which includes: assets transfers, purchase and installation of new product lines and the shutdown of existing productions line with the correspondent transfer to other production plants.

61

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

On December 8, 2011, the Company and Marfrig Alimentos S.A. (“Marfrig”)  disclosed to the market that they signed a binding document, Memorandum of Understanding (“MOU”), which was confirmed with some amendment by the Asset Exchange and Other Agreements signed on March 20, 2012, as disclosed in note 38 – Subsequent Events,  establishing the main term and conditions aiming to the accomplish an exchange of assets comprising of the Company’s assets and rights related to the TCD with Marfrig or its subsidiary Quickfood’s including assets and rights as follows:

(1)  the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90,05% of the capital of Quickfood, a company based in Argentina, which owns the rights of Paty  brand. Additionally, Marfrig is compelled to adopt all necessary actions to segregate and remove from Quickfood, all assets and liabilities related to beef activity that will remain under control of Marfrig, except the San Jorge cold storage, that property will be transferred to the BRF;

(2)  additional payment of an amount of R$350,000, of which R$100,000 will be paid between June and October 2012 and the remaining amount of R$250,000 will be paid in 72 monthly installments bears market interest rates; and

(3)  commercial operations related to the Paty brand in Uruguay and Chile.

Additionally, it was agreed that risks and benefits regarding to the BRF's pork manufacturing facility , located in the City of Carambeí, State of Paraná, will be transferred to Marfrig through a lease contract for a period of 3 years, renewable for more 1 year, with a call option for the amount of R$188,000.

Management's understanding of both companies is that the assets to be exchanged have equivalent values. Such understanding is subject to corroboration through an appraisal report at fair market value of the businesses which is currently being prepared. The transaction is subject to adjustments resulting from the legal, accounting, financial and operational due diligences, which are in progress and until the date of the issuance of these financial statements have not been finalized.

The signing of the definitive agreements and the actual implementation of the transaction are subject to precedent conditions, including the assessment of CADE, in the terms and limits placed on the TCD signed on July 13, 2011.

The Company did not reclassify the set of assets and liabilities to be disposed of as held for sale, because it concluded that on December 31, 2011, the current condition of these assets did not met the requirements of CPC 31, paragraph 7  “ the assets or group of assets held for sale must be immediately available in its current conditions…”. The Company’s conclusion is supported by the following factors:

62

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(1)  in order to attend the requirements related to the disposal of productive capacity, which correspond to 730,000 tons, the Company prepared a plan comprising of refurbishments and adaptations necessary in these plants which demand an investment in the amount of R$78,528. Until December 31, 2011, only R$10,826 was effectively invested, hence showing that the plants were not immediately available for sale in the conditions determined by CADE;

(2)  in the MOU signed on December 8, 2011, and in the Asset Exchange and Other Agreements, Marfrig imposed other conditions that also require additional changes in the plants besides those mentioned in the item (1) above, denominated “precedent conditions”;

(3)  the buildings and lands related to the plants to be disposed of are pledged as guarantees;

(4)  as required by CADE, the plants in the scope of TCD must operate until the moment of ownership transfer; therefore, such plants will attend the sales orders of the products currently being manufactured, which are not part of the products portfolio to be sold to Marfrig according to TCD. Thus, the sales orders backlog will not be transferred to the Marfrig.

Due to the fact that the Company and the Marfrig have not concluded all appraisal reports of fair value assets until the date of the issuance of these financial statements and also because it has not identified other  impairment   factors, no adjustments have been recorded in these financial statements for the year ended December 31, 2011.

On December 31, 2011, the book value of BRF’s assets to be exchange does not exceed their fair value.

63

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

On December 31, 2011, the estimated balances of the assets and liabilities to be exchanged with Marfrig according to the MOU and confirmed by the Asset Exchange and Other Agreements is set forth below:

ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,741
Trade accounts receivable	11,265
Inventories	129,465
Others	1,806
146,277
NON-CURRENT ASSETS
Deferred taxes	6,801
Judicial deposits	1,160
Others assets	1,239
Investments	13
Property, plant and equipment	554,504
Intangible	83,000
646,717

TOTAL ASSETS	792,994

Consolidated current assets	11,123,751
Consolidated non-current assets	18,859,705
Consolidated total assets	29,983,456

% that represents in consolidated current assets	1.3%
% that represents in consolidated non-current assets	3.4%
% that represents in consolidated total assets	2.6%

64

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

LIABILITIES
CURRENT LIABILITIES
Short term debts	11,758
Trade accounts payable	8,147
Social and labor obligations	16,085
Tax obligations	2,321
Other obligations	1,718
40,029
NON-CURRENT LIABILITIES
Long term debts	93
Tax obligations	6,140
Other obligations	1,724
7,957

NET ASSETS	745,008

TOTAL LIABILITIES	792,994

Consolidated current liabilities	7,987,829
Consolidated non-current liabilities	7,885,710
Consolidated shareholders'equity	14,109,917
Consolidated total liabilities	29,983,456

% that represents in consolidated current liabilities	0.5%
% that represents in consolidated non-current liabilities	0.1%
% that represents in consolidated shareholders'equity	5.3%
% that represents in consolidated total liabilities	2.6%

The labor obligations related to the retirement supplementary plan and other benefits presented in the note 24, are still being estimated and for this reason were not included in the position above.

The Company does not expect the disposal of these assets and liabilities to cause significant impacts on the Company’s future cash flows.

The Management´s Company and Marfrig expected to conclude the precedent conditions established by the Asset Exchange and Other Agreements until May 31, 2012, to allow the conclusion of the definitive asset exchange agreement on June 01, 2012.

1.3.       Seasonality

The Company does not operate with any significant seasonality impact through the fiscal year. In general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end celebration such as Christmas and New Years Eve. The most sold products are: turkey, Chester® and ham.

65

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

2.            MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements for the years ended December 31, 2011 and 2010 are in accordance with the accounting practices adopted in Brazil which comprise the rules issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s individual financial statements for the years ended December 31, 2011 and 2010 have been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as (“BR GAAP”). Such financial statement differs from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRSs.

The Company’s individual and consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), as well as, the amount of other currencies disclosed in the financial statement, when applicable, were also expressed in thousands.

The preparation of the Company’s financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date of financial statement, see note 3.30. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that significantly different from those recorded in the financial statement due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The individual and consolidated financial statements were prepared based on the historical cost except for the following material items recognized in the balance sheet:

•           derivative financial instruments measured at fair value;

•           derivative financial instruments measured at fair value through the statement of income;

•           financial assets available for sale measured at fair value;

66

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

•           assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value; and

•           share-based payments measured at fair value.

3.            SUMMARY OF ACCOUNTING PRACTICES

3.1.    Consolidation: includes the BRF’s financial statements and the financial statements of the directly and indirectly held subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from negotiations between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied CVM Deliberation No. 640/10, which approved the technical pronouncement CPC 02 (R2), addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this Resolution, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the Brazilian Real as their functional currency, except for the subsidiary Plusfood Groep B.V. and Avex S.A. which adopt the Euro and the Argentine Peso, respectively, as their functional currency;

•         Investments:  investments in affiliates are accounted for under the equity method adjusted for the effects of measurement of the business combination, where applicable. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency – Euro/Argentine Peso

•      Assets and liabilities are translated at the exchange rate at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’ equity.

67

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Functional currency – Brazilian Reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements and are consistent with the practices adopted by the parent company.

3.2.    Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, should be allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquire are attributed to these units.

68

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

3.3.    Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management has identified 4 reportable segments, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork, beef, dairy products, processed, others processed and animal feed.

3.4.    Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

3.5.    Financial instruments: financial assets and liabilities are recorded on the date they are delivered to the Company (settlement date) and classified based on the purpose for which they were acquired, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

3.5.1.  Financial investments are financial assets that comprise of public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•        Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value and its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

•           Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, the investments are recorded at amortized cost, plus interest, monetary and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•           Available for sale: this category is for all the financial assets that do not classify for any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

69

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

3.5.2.  Derivatives measured at fair value: derivatives that are actively traded on organized markets, and their fair value is determined based on the amounts quoted in the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

3.5.3.  Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.

3.5.4.   Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

3.6.    Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of other non-current rights, trade payables, social obligations and other non-current obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.66% p.a. (6.33% p.a. as of December 31, 2010).

3.7.    Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

70

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

 The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time receivables is written-off. The notes are written off against the provision when Management considers that they are not recoverable after all appropriate measures to collect.

3.8.    Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year in other operating income.

3.9.    Biological assets: due to the fact that the Company is responsible for managing the biological transformation of poultry, pork and beef, pursuant to CVM Deliberation No. 596/09, the Company classified these assets as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, the biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of the biological assets is substantially represented by formation cost, mainly due to the short life cycle of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. As a consequence, Management continued to record biological assets at cost.

3.10. Non-current assets held for sale: assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale within 12 months, the assets are readily available at a reasonable price and it is unlikely there will be changes in the plan to sale. These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

71

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

3.11. Property, plant and equipment: stated at cost of acquisition, formation or construction, less accumulated depreciation and impairment losses, when applicable. The costs of short term debt are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 672/11 considering the average interest rate of the short term debt in effect on the capitalized date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The CVM Resolution No. 639/10 requires that a recovery evaluation of these assets should be done, whenever there is evidence of loss in comparison with the net realizable value, either by sale or use. The Company annually performs an analysis of impairment indicators. If an impairment indicator is identified , the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, a provision is recorded. The investments in property, plant and equipments were tested for impairment in the last quarter of 2011, and no adjustments were detected. The result of this test is detailed in note 17.

Gains and losses on disposals of property, plant and equipment are calculated by comparing the sales value with the residual book value and recognized in the statement of income.

3.12. Intangible assets: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the year in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

72

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets the goodwill balance.

Goodwill recoverability was tested in the last quarter of 2011 and no adjustments to reflect an impairment loss were identified.  Such test involved the adoption of assumptions and judgments, as detailed in note 18.

3.13. Income taxes and social contributions: in Brazil, are comprised of income tax (“IRPJ”) and social contribution (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 676/11. When the Company’s analysis indicates that the future use of these credits, within the time limit of 10 years, is not probable, a provision for losses will be recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right  to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

3.14. Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the financial statements.

73

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

3.15. Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 597/09).

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

3.16. Leases: lease transactions in which the risks and rewards of ownership are substantially transferred to the Company are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Operating lease agreements are recognized as expenses throughout the lease period.

3.17. Share based payments: the Company provides share based payments for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 650/10, recognizing as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity.

3.18. Supplementary retirement plan and other benefits to employees: the Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits in accordance with the criteria provided for in CVM Deliberation No. 600/09. Actuarial gains and losses are recognized in other comprehensive income, in shareholders’ equity, based on the actuarial report prepared by independent specialists

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are not the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

3.19. Capital: corresponds to the value obtained in the issuance of common shares. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

3.20. Treasury shares: when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is recorded to retained earnings.

3.21. Earnings per share: basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

75

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

3.22. Determination of income: results from operations are recorded on the accrual basis.

3.23. Revenues: revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

Revenue is recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and when the Company no longer has control over the goods sold, or otherwise related to the property, the costs incurred or to be incurred due to transaction can be reliably measured, it is probable that economic benefits will be received by the Company and the risks and benefits were fully transferred to the purchaser.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

3.24. Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws, proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

3.25. Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved technologies, process or products. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The capitalized development expenditures are measured at cost less accumulated amortization and loss on impairment.

3.26. Financial income: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity income reduce the value of the investment, in the individual financial statements.

3.27. Subsidies and tax incentives: Government subsidies are recognized at fair value when there is reasonable assurance that the conditions established and related benefits will be received. The amounts are accounted for as follows:

•         Subsidies relating to assets: are accounted for in the statement of income in proportion to the depreciation of the asset; and

•         Subsidies to Investments: the amounts recorded as revenue in the statement of income when excluded from the income tax and social contribution calculation basis will be reclassified to equity, as a reserve of tax incentives, unless there are accumulated losses.

3.28. Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, for it is regarded as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  ‘additional dividend proposed’ in shareholders’ equity.

For financial statement presentation purposes, interest on capital is stated as an allocation of income directly in equity.

3.29. Translation of foreign currency denominated assets and liabilities:  as mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the average monthly rates in effect.

The exchange rates in Brazilian Reais effective at the date of the balance sheets translated were as follows:

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Final rate	12.31.11	12.31.10
U.S. Dollar (US$)	1.8758	1.6662
Euro (€)	2.4342	2.2280
Pound Sterling (£)	2.9148	2.5876
Argentine Peso ($)	0.4360	0.4194

Average rates
U.S. Dollar (US$)	1.6746	1.7593
Euro (€)	2.3278	2.3315
Pound Sterling (£)	2.6835	2.7172
Argentine Peso ($)	0.4056	0.4500

3.30. Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

•         impairment of non-financial assets, see note 5, 17 and 18;

•         share-based payment transactions, see note 23;

•         loss on the reduction of recoverable value of taxes, see note 12 and 14;

•         retirement benefits, see note 24;

•         measurement at fair value of items related to business combinations, see note 6;

•         fair value of financial instruments, see note 4;

•         provision for tax, civil and labor risks, see note 25;

•         estimated losses on doubtful receivables, see note 9;

•         biological assets, see note 11; and

•         useful lives of property, plant and equipment, see note 17 and 18.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the financial statements in the period in each the estimates are revised.

3.31. Statement of added value: the Company prepared individual and consolidated statements of added value (“DVA”) in accordance with CVM Deliberation No. 557/08, which are submitted as part of these financial statements in accordance with BR GAAP. It represents for IFRS additional financial information.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.       Overview

In the regular course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, variation of foreign exchange rates and changes in the commodities prices.

The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Risk Policy under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors. Such policy includes the monitoring of the levels of exposure to each market risk and its measurement is performed based on the accounting exposure and forecast of future cash flows. The policy establishes limits for the decision making and adoption of hedging instruments with the purposes of:

(i)    protecting from the exposure to fluctuation of interest rates;

(ii)   protecting from the exposure to variation of foreign exchange rates on debt and cash flow; and

(iii)  protecting from the exposure to changes in the commodities prices.

The Board of Directors plays a crucial role in the financial risk management structure as responsible for approving the Risk Policy. Moreover, the Board of Directors defines the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders.

The Board of Directors is in charge of the evaluation of the Company’s positioning for each identified risk, according to the guidelines enacted by the Board of Directors as well as for approving:

(i)     the action plans defined for aligning the risks within the defined limits of tolerance;

(ii)    the performance indicators to be used in risk management;

(iii)  the overall limits; and

(iv)  the evaluation of improvements to the Risk Policy.

The Financial Risk Management Committee is in charge of the execution of the Risk Policy, which comprises the supervision of the risk management process, planning and verification of the impacts of the decisions implemented, as well as the evaluation and approval of hedging alternatives and monitoring the exposure levels to risks in order to ensure the compliance of the Policy.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Risk Management area has as primary task the monitoring, evaluation and reporting of financial risk taken by the Company, and among these are:

(i)        an ongoing review of the scope of Risk Policy, ensuring that hedging instruments utilized are within the limits of tolerance established by the Policy;

(ii)       the preparation of reports;

(iii)     the evaluation and presentation of alternatives to mitigate risks; and

(iv)     the modeling and assessment of exposure to risks.

The tasks mentioned above are performed in order to highlight and give acknowledgement to Management on the magnitude of the risks and the related hedging instruments utilized presenting the potential impacts.

The Risk Policy defines the strategies to be adopted, and Management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of  authority where each one acts within the limits pre-established in this Policy.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, as well as determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties, being validated by the back-office and daily monitored by the Risk Management area.

Considering the objective of hedging transactions is to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the year ended December 31, 2011 met the established objectives.

As permitted by CVM Deliberation No. 604/09, the Company applies hedge accounting rules to its derivative instruments classified as cash flow hedge, in accordance with  its Risk Policy. The cash flow hedge consists of hedging the exposure to variations of the cash flow that:

(i)        is attributable to a particular risk associated with a recognized asset or liability;

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(ii)       a highly probable predicted transaction; and

(iii)     could affect profit and loss.

The Policy has also the purpose of determining parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, which are exposed to the variations of foreign exchange rates,  the fluctuation of the interest rates and changes to the commodities prices. The Risk Management area is responsible for ensuring compliance to the requirements established by the Company’s Risk Policy.

4.2.       Interest rate risk management

The risk of interest rates is that one which the Company may suffer economic losses, arising from changes in these rates, which can be caused by factors related to economic crises or changes in monetary policy on domestic and foreign markets. This exhibition refers primarily to changes in market interest rates, that affect assets and liabilities of the companies, indexed to the London Interbank Offered rate ("LIBOR"), Term Interest Rate ("TJLP"). Currency of the Bank National Economic and Social Development ("UMBNDES") or Interbank Deposit ("CDI")  Certificate, and any transactions with pre-established positions in some of the indices mentioned above, which can lead to losses unrealized or realized through the calculation of fair market value (mark to market).

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates.

The Company continually monitors the market interest rates, in order to evaluate any potential need to enter in hedging contracts to protect from the exposure to fluctuation of such rates. These transactions are basically characterized by contracts that exchange floating rate for fixed rate. Such transactions were designated by the Company as cash flow hedge.

The Company seeks a stable correlation between its current and non-current term indebtedness, maintaining a higher portion in the non-current term.

The Company’s indebtedness is essentially tied to the LIBOR, fixed coupon (“R$ and USD”), TJLP and UMBNDES rates. In case of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is also applicable to the TJLP and UMBNDES.

With regards to the Company's marketable securities, the main index is the CDI for investments in the domestic market and fixed coupon (“USD”) for investments in the foreign market. If CDI increases, impacts become favorable, while if CDI decreases, results become unfavorable.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

In August 2011, the Monetary Policy Committee ("COPOM") initiated a cycle of monetary policy easing by reducing the basic interest rate from 12.5% p.a. to 11.0% p.a. in December 2011. Thus, interest income derived from investments subject to the CDI variations were reduced. Moreover, there is the maintenance of the expectation of low international interest rates. With LIBOR at historically low levels, there was a positive impact on financial costs linked to this indicator.

Regarding the exposure to fluctuation of interest rates, the results obtained for the year ended December 31, 2011, met the established objectives.

4.3.       Foreign exchange risk management

Foreign exchange risk is the one related to variations of foreign exchange rates that may cause the Company to incur unexpected losses, leading to a reduction of the assets or an increase of the amounts of liabilities.

The main exposures to which the Company is subject, as regards foreign exchange rates variations, refer to the fluctuation of the U.S. Dollar (“US$” or “USD”) and also of the Euro (“EUR”) and the British Pound (“GBP”) in relation to the Brazilian Real.

The objective of the Company’s Risk Policy is the protection from excessive exposure to the risks of foreign exchange variations by balancing its assets not denominated in Brazilian Reais against its obligations not denominated in Brazilian Reais, thus protecting the Company’s balance sheet, through the use of over-the-counter transactions (“swap”) and transactions on the futures exchange.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.3.1.   Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Cash and cash equivalents and marketable securities	40,469	166,691	1,689,551	2,493,006
Trade accounts receivable - third parties	37,921	65,869	1,379,420	951,041
Accounts receivable from subsidiaries	409,061	186,752	-	-
Dollar futures agreements	65,801	121,336	65,801	121,336
Inventory	-	3,526	112,267	100,912
Forward contracts (NDF) (a)	-	-	11,255	(241,738)
Exchange rate contracts (Swap)	(359,369)	-	(359,369)	-
Loans and financing	(1,268,830)	(863,737)	(4,723,824)	(4,016,076)
Pre-payment exports designated as hedge accounting	1,210,248	803,955	1,210,248	803,955
Trade accounts payable	(55,760)	(37,704)	(340,300)	(105,817)
Advance pre-payment from subsidiaries	-	(560,695)	-	-
Other operating assets and liabilities, net	-	1,433	71,948	35,093
	79,541	(112,574)	(883,003)	141,712

Foreign exchange exposure in US$	42,404	(67,563)	(470,734)	85,051

(a)  Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financial result and not shareholders' equity.

The Company's total net foreign exchange exposure as of December 31, 2011, is a liability of US$470,734  and is within the limit established by the Risk Policy.

The Risk Policy aims to protect the operating revenues and costs that are related to the operations resulting from the business activity, such as estimates of exports and purchases of raw materials. For the purpose, the Company utilizes hedge instruments focusing mainly on the protection of its foreign currency denominated projected cash flow.

In order to conduct an active management and as required by the Risk Policy, the Company performs daily monitoring, through reports issued by the Risk Management area, on cash flow needs and foreign exchange exposure.

83

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.3.2.  Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives are as follows:

BR GAAP and IFRS
Consolidated
12.31.11
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (no tio nal)	Market value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	01/2012 to 11/2012	R$ (Pre- of 9.25%)	US$	2,551,088	(88,150)
NDF	Exchange rate	01/2012 to 11/2012	R$ (Pre- of 7.72%)	EUR	769,207	6,637
NDF	Exchange rate	01/2012 to 11/2012	R$ (Pre- of 7.59%)	GBP	201,996	(5,270)
Options	Exchange rate	01/2012	R$	US$	150,064	(1,308)
Swap	Exchange rate	Up to 07/2013	US$ +7%	R$ (76%from CDI)	56,112	1,031
Swap	Exchange rate	10/2011to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%from CDI)	330,750	(16,702)
Swap	Interest rate	08/2012 to 06/2018	US$ +LIBOR 3M +1.43%	US$ +3.92%	375,160	(18,102)
Swap	Interest rate	07/2012 to 02/2019	US$ +LIBOR 6M +1.77%	US$ +4.80%	1,095,199	(74,176)
Swap	Interest rate	Up to 11/2012	US$ +LIBOR 12M +0.71%	US$ +3.70%	187,580	(3,593)
					5,717,156	(199,633)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	01/2012 to 11/2012	US$	ARS (Pre- of 13.45%)	11,255	(47)
NDF	Exchange rate	03/2012	US$ (Pre- of 0.54%)	EUR	60,855	515
Swap	Interest rate	05/2012	US$ +LIBOR 3M +3.85%	US$ +5.78%	56,274	(356)
Swap	Exchange rate	03/2015	R$ (Pre- of 9.62%)	US$ +1.40%	359,369	(47,802)
Options	Live cattle	01/2012 to 10/2012	R$	R$	33,635	348
NDF	Live cattle	09/2012	R$	R$	1,679	29
Future contract	Exchange rate	01/2012	US$	R$	65,801	(292)
Future contract	Live cattle	10/2012	R$	R$	10,967	4
					599,835	(47,601)
					6,316,991	(247,234)

BR GAAP and IFRS
Consolidated
12.31.10
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (no tio nal)	Market value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	01/2011to 11/2011	R$ (Pre- of 9.66%)	US$	716,466	54,541
NDF	Exchange rate	01/2011to 11/2011	R$ (Pre- of 9.49%)	EUR	416,636	22,974
NDF	Exchange rate	01/2011to 11/2011	R$ (Pre- of 9.40%)	GBP	112,561	7,862
Swap	Exchange rate	07/2013	US$ +7%	R$ (76%from CDI)	56,112	(756)
Swap	Exchange rate	01/2011to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%from CDI)	330,750	(42,793)
Swap	Interest rate	01/2010 to 08/2013	US$ +LIBOR 3M +0.25%	US$ +2.37%	172,230	(3,951)
Swap	Interest rate	01/2011to 08/2013	US$ +LIBOR 6M +0.80%	US$ +3.77%	838,762	(23,780)
Swap	Interest rate	11/2012	US$ +LIBOR 12M +0.71%	US$ +3.70%	198,025	(6,974)
Options	Exchange rate	01e 02/2011	R$	US$	85,461	2,068
					2,927,003	9,191
Financial instruments not designated as hedge accounting
NDF	Exchange rate	01/2011to 06/2011	R$ (Pre- of 8.21%)	US$	241,738	11,149
NDF	Exchange rate	03/2011	US$ (Pre- of 0.23%)	EUR	100,260	(1,677)
Swap	Interest rate	05/2012	US$ +LIBOR 3M +3.85%	US$ +5.78%	62,787	(886)
Options	Live cattle	08/2011to 11/2011	R$	R$	44,039	(225)
Future contract	Exchange rate	02/2011	US$	R$	121,336	(1,104)
Future contract	Live cattle	01/2011to 10/2011	R$	R$	4,422	(17)
					574,582	7,240
					3,501,585	16,431

 (1) The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

84

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company contracted swap operations, NDF and future contracts with the objective of minimize the effects of the variations in the foreign exchange rates and for protection from the fluctuations of interest rates.

Management understands that the results obtained with these derivative operations are in compliance with the Risk Policy adopted by the Company and were satisfactory.

4.4.       Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The Company formally designated its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues, documenting:

(i)        the relationship of the hedge;

(ii)       the objective and risk management strategy of the Company to hire a hedge transaction;

(iii)       the identification of the financial instrument;

(iv)       the hedge object or transaction;

(v)       the nature of the risk to be hedged;

(vi)       the description of the hedge relationship;

(vii)    the demonstration of the correlation between the hedge transaction and the hedge object, when applicable; and

(viii)   the prospective demonstration of the effectiveness of the hedge.

The transactions for which the Company has designated hedge accounting, are highly probable to present a variation in cash flow that could affect profit and loss are highly effective in achieving changes in fair value or cash flows attributable to hedged risk, consistent with the risk originally documented in the Risk Policy.

The Company recorded the unrealized results of the designated derivatives for interest rates and exchange rates risks in shareholders’ equity, net of taxes.

85

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.1.   Non-deliverable forwards - NDF

BR GAAP and IFRS
Consolidated
12.31.11
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM	Notional	Average USD	Curve	MTM	Notional	Average EUR	Curve	MTM	Notional	Average GBP
January 2012	(12,327)	(11,789)	145,000	1.7955	464	678	32,000	2.4539	(546)	(499)	8,000	2.8546
February 2012	(15,062)	(13,298)	155,000	1.7969	900	1,304	34,000	2.4806	(632)	(524)	7,000	2.8499
March 2012	(13,513)	(11,735)	143,000	1.8106	774	1,184	37,000	2.4890	(839)	(712)	7,700	2.8479
April 2012	(19,299)	(15,798)	156,000	1.8012	1,570	2,031	38,000	2.5265	(781)	(647)	7,500	2.8702
May 2012	(16,671)	(12,432)	158,000	1.8342	(353)	27	30,000	2.4877	(856)	(814)	6,500	2.8450
June 2012	(7,044)	(4,765)	100,000	1.8763	(762)	(268)	27,000	2.4912	(723)	(614)	5,600	2.8738
July 2012	(16,522)	(11,837)	153,000	1.8544	(1,137)	(319)	34,000	2.5064	(653)	(508)	7,000	2.9271
August 2012	(644)	(382)	10,000	1.9080	(722)	(363)	23,000	2.5143	(455)	(399)	5,000	2.9343
September 2012	(1,053)	557	100,000	1.9646	858	971	19,000	2.5919	(201)	(133)	5,000	3.0076
October 2012	(8,065)	(4,538)	140,000	1.9334	56	828	22,000	2.5805	(393)	(241)	5,000	2.9971
November 2012	(4,149)	(2,133)	100,000	1.9559	(260)	564	20,000	2.5735	(298)	(179)	5,000	3.0265
	(114,349)	(88,150)	1,360,000	1.8542	1,388	6,637	316,000	2.5107	(6,377)	(5,270)	69,300	2.9025

86

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.2.    Interest rate swap

BR GAAP and IFRS
Parent company and Consolidated
12.31.11
Assets (Hedged object)	Liabilities (Protected risk)	Notional	Maturity date	Balance (contract curve)	Balance (MTM)
Libor 6M + 1.75% pa	4.22% pa	US$26,000	07.25.12	(435)	(695)
Libor 6M	4.06% pa	US$42,857	07.22.13	(1,232)	(3,283)
Libor 6M + 0.80% pa	4.31% pa	US$24,000	08.23.13	(441)	(1,500)
Libor 6M + 0.80% pa	4.36% pa	US$16,000	07.19.13	(399)	(1,035)
Libor 3M + 0.5% pa	3.96% pa	US$10,000	08.20.12	(64)	(369)
Libor 3M + 0.5% pa	3.96% pa	US$20,000	08.15.12	(147)	(748)
Libor 3M + 0.5% pa	3.96% pa	US$20,000	08.10.12	(163)	(753)
Libor 6M	3.82% pa	US$12,000	03.20.13	(212)	(679)
Libor 6M	3.79% pa	US$18,000	02.13.13	(408)	(1,010)
Libor 6M + 1.65% pa	4.15% pa	US$15,000	05.10.13	(66)	(446)
Libor 6M + 0.60% pa	2.98% pa	US$50,000	12.19.12	(871)	(2,027)
Libor 6M + 0.60% pa	2.99% pa	US$50,000	11.26.12	(54)	(1,187)
Libor 6M + 1.55% pa	3.55% pa	US$30,000	07.02.12	(307)	(420)
Libor 12M + 0.71% pa	3.57% pa	US$50,000	11.19.12	(170)	(1,690)
Libor 12M + 0.71% pa	3.82% pa	US$50,000	11.26.12	(165)	(1,904)
Libor 3M	0.78% pa	US$50,000	08.03.12	(46)	17
Libor 6M + 2.82% pa	5.86% pa	US$100,000	01.22.18	(1,641)	(19,138)
Libor 3M + 2.60% pa	5.47% pa	US$100,000	06.18.18	(243)	(16,249)
Libor 6M + 2.70% pa	5.90% pa	US$100,000	02.01.19	(1,559)	(21,504)
Libor 6M + 2.70% pa	5.88% pa	US$100,000	02.01.19	(1,548)	(21,251)
7.00% pa	76.00% from CDI	US$35,000	07.15.13	(48)	1,031
Libor 3M + 2.50% pa	92.50% from CDI	US$44,444	10.01.13	(1,466)	(5,265)
Libor 3M + 4.50% pa	100.00% from CDI	US$88,889	12.23.13	(255)	(11,437)
				(11,940)	(111,542)

4.4.3.    Options

The Company designates only the variation in the intrinsic value of its options as a hedge instrument (hedge accounting), recognizing the time value of the premium in the financial result. If the hedge is not effective and the option is not exercised due to devaluation of the Real, the losses related to the options will be registered in the financial result.

The Company has designated as hedge accounting transactions involving options denominated collar where there is a purchase of a put option ("PUT") and a sale of a call option ("CALL").

When the quotation of any of the options is not available in an active market, the fair value will be based on an option pricing model (Black-Scholes or Binomial).

87

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BR GAAP and IFRS
Consolidated
12.31.11
PUT	R$ x USD
Maturities	Curve	MTM	Notional (USD)	USD Average
January 2012	-	267	40,000	1.8088

CALL	R$ x USD
Maturities	Curve	MTM	Notional (USD)	USD Average
January 2012	(866)	(1,575)	40,000	1.8733

4.4.4.   Exports pre-payments - PPEs

As authorized by CVM Deliberation No. 604/09, the Company utilizes the exchange rates variation of export pre-payments contracts (“PPEs”) as a hedge instrument in order to mitigate the risk of the variation of exchange rate resulting from the highly probable future sales in foreign currency.

In order to test the effectiveness of this hedge category, the Company established a comparison between the exchange rate variation arising from the PPE agreement (variation of the fair value of the hedging instrument) and the variation of the fair value of highly probable future export revenues (Spot-to-Spot rate method).

The position of the PPEs designated as hedge accounting is set forth below:

BR GAAP and IFRS
Consolidated
12.31.11
Hedge Instrument	Subject to hedge	Type of risk hedged	Maturity	Notional (US$)	MTM
			From 01.2012
PPE	Foreign Market Sales	US$ (E.R.)	to 02.2019	645,190	1,210,248

The unrealized gains and losses from PPEs designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$30,507, net of income tax of R$15,716.

4.5.       Gains and losses of derivative financial instruments designated as hedge accounting

The amounts of gains and losses resulting from derivative financial instruments for the years ended December 31, 2011 and 2010 recorded in the statements of income as financial income or expenses, while the unrealized gains and losses were recognized in the shareholders’ equity, are shown below:

88

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	Shareholders' equity		Statement of income
	12.31.11	12.31.10	12.31.11	12.31.10
Derivatives intended for protection
Exchange risks	(101,129)	46,024	(2,634)	(2,128)
Interest rate risk	(46,050)	(28,829)	(7,065)	(5,875)
	(147,179)	17,195	(9,699)	(8,003)
Derivatives intended for financial results
Interest rate risk	-	-	(356)	(886)
Exchange risks	-	-	(48,094)	(1,104)
Market risk of live cattle	-	-	381	(242)
	-	-	(48,069)	(2,232)
	(147,179)	17,195	(57,768)	(10,235)

	BR GAAP and IFRS
	Consolidated
	Shareholders' equity		Statement of income
	12.31.11	12.31.10	12.31.11	12.31.10
Derivatives intended for protection
Exchange risks	(101,129)	46,024	(2,634)	(2,128)
Interest rate risk	(85,698)	(28,829)	(10,172)	(5,875)
	(186,827)	17,195	(12,806)	(8,003)

Derivatives intended for financial results
Interest rate risk	-	-	(356)	(886)
Exchange risks	-	-	(47,626)	8,368
Market risk of live cattle	-	-	381	(242)
	-	-	(47,601)	7,240
	(186,827)	17,195	(60,407)	(763)

The gains and losses from derivative financial instruments designated as hedge accounting, recorded in the shareholders’ equity, are represented by a loss of R$136,786, net of income tax of R$50,041.

89

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.5.1.    Breakdown by category of the balances of financial instruments – except derivatives:

	BR GAAP
	Parent company
	12.31.11
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total

Assets
Amortized cost
Trade accounts receivable	1,429,793	-	-	-	-	1,429,793
Credit notes	100,783	-	-	-	-	100,783
Fair value
Marketable securities	-	1,685	761,850	-	-	763,535

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(1,270,696)	(1,270,696)
Loans and financing
Local currency	-	-	-	-	(1,774,291)	(1,774,291)
Foreign currency	-	-	-	-	(1,268,830)	(1,268,830)
	1,530,576	1,685	761,850	-	(4,313,817)	(2,019,706)

	BR GAAP
	Parent company
	12.31.10
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Trade accounts receivable	1,093,893	-	-	-	-	1,093,893
Credit notes	122,651	-	-	-	-	122,651
Fair value
Marketable securities	-	1,679	620,424	-	-	622,103

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(1,098,375)	(1,098,375)
Loans and financing
Local currency	-	-	-	-	(1,364,658)	(1,364,658)
Foreign currency	-	-	-	-	(863,737)	(863,737)
	1,216,544	1,679	620,424	27	(3,326,770)	(1,488,096)

90

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total

Assets
Amortized cost
Marketable securities	-	-	-	236,804	-	236,804
Trade accounts receivable	3,210,232	-	-	-	-	3,210,232
Credit notes	204,257	-	-	-	-	204,257
Fair value
Marketable securities	-	235,150	1,054,105	-	-	1,289,255

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,681,343)	(2,681,343)
Loans and financing
Local currency	-	-	-	-	(3,329,706)	(3,329,706)
Foreign currency	-	-	-	-	(4,723,824)	(4,723,824)
	3,414,489	235,150	1,054,105	236,804	(10,734,873)	(5,794,325)

	BR GAAP and IFRS
	Consolidated
	12.31.10
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	227,691	-	227,691
Trade accounts receivable	2,571,979	-	-	-	-	2,571,979
Credit notes	134,803	-	-	-	-	134,803
Fair value
Marketable securities	-	390,256	623,512	-	-	1,013,768

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,059,196)	(2,059,196)
Loans and financing
Local currency	-	-	-	-	(3,216,073)	(3,216,073)
Foreign currency	-	-	-	-	(3,986,866)	(3,986,866)
	2,706,782	390,256	623,512	227,691	(9,262,135)	(5,313,894)

4.6.       Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Particularly related to the disclosure, the Company applies the hierarchy requirements set out in CVM Deliberation No. 604/09, which involves the following aspects:

•   The fair value is the price that an asset could be exchanged, a liability settled, between knowledgeable willing parties in a transaction without favoritism; and

91

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

•   Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement.

The valuation established on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of input create the hierarchy of fair value presented below:

•    Level 1 - Prices quoted for identical instruments in active markets;

•    Level 2 - Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable; and

•    Level 3 - Instruments whose significant inputs are non-observable.

Management concluded that balances of cash and cash equivalents, accounts receivable and accounts payable are close to their fair value recognition due to the short-term cycle of these operations.

The book value of financing and loans in the financial statements is close to the fair value due to the major portion of the total gross debt bears interest based on the variation of TJLP,  LIBOR and CDI, except the capital markets transactions (Bond). On December 31, 2011, the fair value adjustment for Bond (“BRFSBZ”) is represented by a negative impact of R$186,703.

4.6.1.   Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is set forth below:

92

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	12.31.11		12.31.10
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	68,755	68,755	211,159	211,159
Marketable securities:
Available for sale	1,685	1,685	1,679	1,679
Trading securities	761,850	761,850	620,424	620,424
Held to maturity	-	-	27	27
Trade accounts receivable, net	1,429,793	1,429,793	1,093,893	1,093,893
Notes receivable	100,783	100,783	122,651	122,651
Short and long term debt	(3,043,121)	(3,043,121)	(2,228,395)	(2,228,395)
Trade accounts payable	(1,270,696)	(1,270,696)	(1,098,375)	(1,098,375)
Other financial assets	22,944	22,944	87,447	87,447
Other financial liabilities	(227,891)	(227,891)	(80,488)	(80,488)
	(2,155,898)	(2,155,898)	(1,269,978)	(1,269,978)

	BR GAAP and IFRS
	Consolidated
	12.31.11		12.31.10
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	1,366,843	1,366,843	2,310,643	2,310,643
Marketable securities:
Available for sale	235,150	235,150	390,256	390,256
Trading securities	1,054,105	1,054,105	623,512	623,512
Held to maturity	236,804	241,503	227,691	236,067
Trade accounts receivable, net	3,210,232	3,210,232	2,571,979	2,571,979
Notes receivable	204,257	204,257	134,803	134,803
Short and long term debt	(8,053,530)	(8,240,233)	(7,202,939)	(7,327,400)
Trade accounts payable	(2,681,343)	(2,681,343)	(2,059,196)	(2,059,196)
Other financial assets	23,459	23,459	98,596	98,596
Other financial liabilities	(270,693)	(270,693)	(82,164)	(82,164)
	(4,674,716)	(4,856,720)	(2,986,819)	(3,102,904)

93

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.6.2.   Fair value valuation hierarchy

The table below depicts the overall classification of financial assets and liabilities according to the valuation hierarchy.

	BR GAAP
	Parent company
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale:
Shares	1,685	-	-	1,685
Held for trading:
Bank deposit certificates	-	465,804	-	465,804
Financial treasury bills	296,046	-	-	296,046
Other financial assets:
Derivatives designed as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	584	-	584
	297,731	488,748	-	786,479
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(179,238)	-	(179,238)
Derivatives not designated as hedge	-	(48,653)	-	(48,653)
	-	(227,891)	-	(227,891)

	BR GAAP
	Parent company
	12.31.10
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale:
Shares	1,679	-	-	1,679
Held for trading:
Bank deposit certificates	-	557,455	-	557,455
Financial treasury bills	62,969	-	-	62,969
Other financial assets:
Derivatives designed as hedge	-	87,445	-	87,445
Derivatives not designated as hedge	-	2	-	2
	64,648	644,902	-	709,550
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(78,254)	-	(78,254)
Derivatives not designated as hedge	-	(2,234)	-	(2,234)
	-	(80,488)	-	(80,488)

94

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale:
Credit linked notes	146,954	-	-	146,954
Brazilian foreign debt securities	86,511	-	-	86,511
Shares	1,685	-	-	1,685
Held for trading:
Bank deposit dertificates	-	698,968	-	698,968
Financial treasury bills	355,137	-	-	355,137
Other financial assets
Derivatives designated as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	1,099	-	1,099
	590,287	722,427	-	1,312,714
Liabilities
Financial liabilities
Other financial liabilities:
Derivatives designated as hedge	-	(221,993)	-	(221,993)
Derivatives not designated as hedge	-	(48,700)	-	(48,700)
	-	(270,693)	-	(270,693)

	BR GAAP and IFRS
	Consolidated
	12.31.10
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale:
Purchase and sale commitments	-	129,158	-	129,158
Bank deposit certificates	-	74,792	-	74,792
Brazilian foreign debt securities	61,287	-	-	61,287
Financial treasury bills	52,938	-	-	52,938
Exclusive investment funds	-	45,723	-	45,723
Investment funds	24,679	-	-	24,679
Shares	1,679	-	-	1,679
Held for trading
Bank deposit certificates	-	560,543	-	560,543
Financial treasury bills	62,969	-	-	62,969
Other financial assets
Derivatives designated as hedge	-	87,445	-	87,445
Derivatives not designated as hedge	-	11,151	-	11,151
	203,552	908,812	-	1,112,364
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(78,254)	-	(78,254)
Derivatives not designated as hedge	-	(3,910)	-	(3,910)
	-	(82,164)	-	(82,164)

95

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Presented below is the description of the valuation methodologies used by the Company for financial instruments measured at fair value:

•        The investments in financial assets in the categories of Brazilian foreign debt securities, National Treasury Certificates (“CTN”), Financial Treasury Notes (“LFT”), financial investment funds and shares are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market;

•        The investments in financial assets in the categories of Bank Deposit Certificates (“CDB”) and the repurchase agreements backed by debentures are classified at Level 2, since the determination of fair value is based on the price quotation of similar financial instruments in non-active markets; and

•        The derivatives are valued through existing pricing models widely accepted by financial market and described in appendix 3 of the Risk Policy. Readily observable market inputs are used, such as interest rate forecasts, volatility factors and foreign currency rates. These instruments are classified at Level 2 of the valuation hierarchy, including swaps, NDFs and options.

4.7.       Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with good financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On December 31, 2011, the Company had financial investments over R$10.000 at the following financial institutions: Banco do Brasil, Banco Itaú, Unibanco, Deutsche Bank, Banco Bradesco, Credit Suisse, Banco Votorantim, Citigroup, Santander, Erste Bank, BTG Pactual, Banco do Nordeste, Caixa Econômica Federal and JP Morgan.

The Company also held derivative contracts with the following financial institutions: Banco Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Banco Itaú, Rabobank, Merrill Lynch, Deutsche Bank, Banco Votorantim, Banco Bradesco, JP Morgan, Morgan Stanley, Standard Bank, Goldman Sachs, Barclays Bank, ING Bank and Banco Safra.

96

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.8.       Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The Company has identified market risk factors which are associated to future cash flow that may jeopardize its liquidity and calculates the Cash Flow at Risk (“CFAR”) on a twelve-month basis aiming to verify potential cash flow forecast deviations. The Company determined that the minimum value of its cash availability should consider mainly the average monthly revenue and EBITDA for the last twelve-month period.

Derivatives transactions may demand payments of periodic adjustments. Currently, the Company holds only BM&F operations with daily adjustments. In order to control the adjustments, the Company utilizes Value at Risk methodology (“VaR”), which statistically measures potential maximum adjustments to be paid in a 1 to 21-day interval.

The allocation of financial investments among counterparts is conservative and seek the liquidity and profitability of these assets avoiding concentration.

The Company maintains its leverage levels in a manner to not jeopardize the ability to honor commitments  and obligations. As a guideline, the majority of the debt should be in long term. On December 31, 2011, the long term debt portion accounted for 58% of the total outstanding debt with an average term greater than 3.5 years.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of December 31, 2011:

	BR GAAP
	Parent company
	12.31.11
	Book value	Cash flow contracted	Up to 6 months	6 to 12 months	2013	2014	2015	2016	After 5 years
Non derivatives financial liabilities
Loans and financing	3,043,121	3,334,524	792,477	759,629	440,703	457,340	83,168	69,505	731,702
Trade accounts payable	1,270,696	1,270,696	1,270,696	-	-	-	-	-	-
Capital lease	37,984	42,332	11,827	11,827	16,068	1,399	990	221	-
Operational lease	233,632	233,632	35,094	35,093	54,917	40,598	23,369	44,561	-

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	69,835	125,142	21,263	20,449	47,877	8,363	8,351	3,188	15,651
Currency derivatives (NDF)	107,828	107,915	27,818	80,097	-	-	-	-	-
Currency derivatives (options)	1,575	1,689	1,689	-	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (Future)	292	292	292	-	-	-	-	-	-
Interest rate derivatives	48,158	2,083	(13,736)	(13,945)	29,039	723	2	-	-
Commodities derivatives	203	203	203	-	-	-	-	-	-

97

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Book value	Cash flow contracted	Up to 6 months	6 to 12 months	2013	2014	2015	2016	After 5 years
Non derivatives financial liabilities
Loans and financing	6,149,842	6,790,197	1,457,454	2,030,397	877,641	657,864	200,495	125,707	1,440,639
Bonds BRF	1,431,514	2,273,822	50,998	50,998	101,997	101,997	101,997	101,997	1,763,838
Bonds Sadia	472,174	646,270	16,120	16,120	32,240	32,240	32,240	32,240	485,070
Trade accounts payable	2,681,343	2,681,343	2,681,343	-	-	-	-	-	-
Capital lease	56,963	63,586	18,231	18,231	24,514	1,399	990	221	-
Operational lease	521,958	521,958	176,155	176,154	61,121	40,598	23,369	44,561	-

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	112,590	189,009	26,016	24,874	56,876	17,263	17,350	7,613	39,017
Currency derivatives (NDF)	107,828	107,915	27,818	80,097	-	-	-	-	-
Currency derivatives (options)	1,575	1,689	1,689	-	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	47	111	111	-	-	-	-	-	-
Currency derivatives (future)	292	292	292	-	-	-	-	-	-
Interest rate derivatives	48,158	2,083	(13,736)	(13,945)	29,039	723	2	-	-
Commodities derivatives	203	203	203	-	-	-	-	-	-

4.9.       Commodity price risk management

In the regular course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, government’s agricultural policy, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, and other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to reduce the impact resulting from a price increase of these raw materials, and may utilize derivative instruments or inventory management for this purpose. Currently, the Management of inventory levels is used as a hedging instrument.

During the 2011 fiscal year, the Company utilized derivative instruments to mitigate the exposure to live cattle prices variation. The derivative instruments are entered into to protect the following transactions:

(i)        forward purchase of cattle,

(ii)       contracting of own cattle confinement,

(iii)     contracting of cattle confinement with partnership, and

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(iv)     spot purchase of cattle aiming to guarantee the off-season scale of slaughtering.

The contracts are recorded at their fair value in the statement of income, regardless of the contract expiration date.

On December 31, 2011, the Company held a short position in the BM&F of 150 future contracts (137 contracts as of December 31, 2010) with maturity dates between January and October 2012. In the counter market, the Company held a short position of 50 contracts with maturity dates in 2012. Additionally, through the utilization of options, the Company also held a short position of 600 allotments (700 allotments as of December 31, 2010) (note 4.3.2).

4.10.    Table of sensitivity analysis

The Company has financing and loans and receivables denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure it contracts and derivative financial instruments.

The Company understands that the current interest rate fluctuations do not significantly affect its financial results since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). The Company designates such derivatives as hedge accounting and, therefore, the effectiveness is monitored through prospective and retrospective tests.

In the table depicted below, five scenarios are considered for the next twelve-month period, considering the variations of the quotations of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is that one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments increased by the amortization flow of PPEs designated as hedge accounting.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Parity - Brazilian Reais x U.S. Dollar		1.8758	1.6882	1.4069	2.3448	2.8137
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(29,374)	225,734	608,398	(667,147)	(1,304,919)
Options - currencies	Devaluation of R$	(100)	4,823	16,078	(18,858)	(37,616)
Pre payment export	Devaluation of R$	(46,223)	74,802	256,339	(348,785)	(651,347)
Exports	Appreciation of R$	41,847	(264,326)	(727,457)	813,732	1,585,616
Net effect		(33,850)	41,033	153,358	(221,058)	(408,266)
Statement of income		-	-	-	-	-
Shareholders' equity		(33,850)	41,033	153,358	(221,058)	(408,266)

Parity - Brazilian Reais x Euro		2.4230	2.1807	1.8173	3.0288	3.6345
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	27,719	104,286	219,136	(163,698)	(355,115)
Exports	Appreciation of R$	(27,719)	(104,286)	(219,136)	163,698	355,115
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		2.8930	2.6037	2.1698	3.6163	4.3395
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	660	20,708	50,781	(49,461)	(99,582)
Exports	Appreciation of R$	(660)	(20,708)	(50,781)	49,461	99,582
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

5.            SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to Board and Directors for assessment the performance of each segment and allocating resources.

In order to reflect the organizational changes in the Company, during the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

  Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.

  Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.

  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, kitchens, etc.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Poultry: involves the production and trade of whole birds and poultry cuts in natura.

  Pork and beef cuts: involves the production and trade of cuts in natura.

  Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pigs and cattle.

  Others processed: involves the production and trade of processed foods like margarine and vegetable products and soy.

  Milk: involves the production and trade of pasteurized and UHT milk.

  Dairy products and other drinks: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

  Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The informations for the year ended December 31, 2011 were restated for comparative purposes.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
Net sales	12.31.11	12.31.10
Domestic market:
Poultry	1,112,291	933,060
Porks/beef	774,476	698,952
Processed products	7,144,983	6,020,439
Other processed	2,043,030	1,996,305
Other	555,215	528,670
	11,629,995	10,177,426
Foreign market:
Poultry	6,571,946	5,724,303
Porks/beef	1,554,086	1,513,269
Processed products	1,750,059	1,652,488
Other processed	175,160	90,747
Other	41,859	4,358
	10,093,110	8,985,165
Dairy products:
Milk	1,720,470	1,585,534
Dairy products	818,328	726,005
	2,538,798	2,311,539
Food service:
Poultry	301,272	228,432
Porks/beef	166,673	193,378
Processed products	884,639	755,190
Other processed	91,751	30,123
	1,444,335	1,207,123
	25,706,238	22,681,253

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Operating income:
Domestic market	1,249,386	1,035,764
Foreign market	558,783	319,115
Dairy products	(24,711)	(14,534)
Food service	217,671	144,235
	2,001,129	1,484,580

No customer was individually responsible for more than 5% of the total revenue earned in the twelve month period ended December 31, 2011.

Net revenues from exports originate in the segments of the foreign market, dairy products and food service, as shown below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Export net income per market:
Foreign market	10,093,110	8,985,165
Dairy products	5,351	19,839
Food service	188,419	161,030
	10,286,880	9,166,034

Export net revenue by region is presented below:
	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Export net income per region:
Europe	1,882,425	1,742,101
Far East	2,301,806	1,916,511
Middle East	3,087,331	2,919,717
Eurasia (including Russia)	763,294	1,040,065
America / Africa / Other	2,252,024	1,547,640
	10,286,880	9,166,034

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible assets is presented below:

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks		Patents		Total
	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10	12.31.11	12.31.10
Domestic market	1,153,790	1,153,790	1,065,478	1,065,478	4,894	5,332	2,224,162	2,224,600
Foreign market	1,074,384	959,708	190,522	190,522	-	-	1,264,906	1,150,230
Dairy products	664,102	637,937	-	-	-	-	664,102	637,937
Food service	81,539	81,539	-	-	-	-	81,539	81,539
	2,973,815	2,832,974	1,256,000	1,256,000	4,894	5,332	4,234,709	4,094,306

The Company performed the impairment test of the assets allocated to the reportable segments as depicted in the table above. The results are presented in note 18.

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

6.            BUSINESS COMBINATION AND OTHER ACQUISITIONS

6.1  Business combination – Avex S.A. and Flora Dánica S.A.

On October 03, 2011, acting through its wholly-owned subsidiary, Sadia Alimentos S.A., the Company acquired 70.7% of the equity interest in Avex S.A. (“Avex”), which is located in Argentina. In addition, the Company acquired Avex’s 100% equity interest in Flora Dánica S.A. and its subsidiaries, Flora San Luis S.A. and GB Dan S.A. (“Dánica group”). These acquisitions were made as part of the Company’s strategic plan to become a global player and to reinforce the Company’s brands in MERCOSUL.

Avex is located in the city of Rio Cuarto, in Córdoba province, engaged in the poultry production as well as chilled and frozen chicken, sold as a whole and in cuts.

The acquiree contributed with net revenue of R$50,971 and net income of R$2,039, since the date of acquisition to December 31, 2011 for the Company’s results.

During 2011, Avex net revenue totaled R$187,126 (R$130,465 as of December 31, 2010). The values for the year of 2010 and the period of nine months ended September 30, 2011 were not audited by the independent auditors of the Company. Avex is the sixth largest participant in the Argentine poultry domestic market, with 4% of participation and its productive capacity is presented below:

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Activity	Location	Productive capacity

Poultry slaughtering	Rio Cuarto, Córdoba	750,000 heads per week

Animal feed industry	Juárez Celman, Córdoba	40 ton per hour

Hatcheries	General Deheza, Córdoba	758.800 eggs per week

Termination poultry farm	Rio Cuarto, Córdoba	-

The company paid R$104,885 in cash for the acquisition of Avex and the preliminary goodwill generated in the business combination corresponds to R$60,214, calculated as follows:

Cash consideration	104,885

Assets and liabilities acquired, net as of September 30, 2011	63,184
% acquisition	70.7%
Equivalent investment	44,671
Goodwill	60,214

Dánica group has an extensive distribution structure for dry, refrigerated and frozen goods, in addition to the exportation of products to South Cone and to the development of products for the food service segment. The group is the market leader in margarine (62%) and vice leader in the production of sauces (20%) and its main brands are: Dánica, Manterina, Vegetalina, Danifesta and Primor.

The acquiree contributed with net revenue of R$50,490 and net loss of R$1,715, since the date of acquisition to December 31, 2011, for the Company’s results. The net loss in the last quarter of 2011 is a result of the acquisition costs incurred.

During 2011, Dánica group’s net revenue totaled R$204,867 (R$188,091 as of December 31, 2010). The values for the year of 2010 and the period of nine months ended September 30, 2011 were not audited by the independent auditors of the Company. The headquarters of the group is located in Buenos Aires.

Activity	Localization	Productive capacity

Margarines and oils	Llavallol, Buenos Aires	4,000 ton per month

Sauces and mayonnaise	Villa Mercedes, San Luis	6,000 ton per month

Pasta and pastries	Avellaneda, Buenos Aires	350 ton per month

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company paid R$83,448 in cash for the acquisition of Dánica group and the preliminary goodwill generated in the business combination corresponds to R$53,423, calculated as follows:

Cash consideration	83,448

Assets and liabilities acquired, net as of September 30, 2011	30,025
% acquisition	100%
Equivalent investment	30,025
Goodwill	53,423

The primary reasons that support the goodwill for these acquisitions are the expected future profitability due to the possibility of business expansion in the Argentinean market from Avex and the relevance of the brands acquired and the supply chain from the Dánica group. The independent appraisal reports are still in progress and  Management’s expectation is that they will be concluded within one year in accordance with the requirements of Deliberation CVM No. 665/11, when the final goodwill allocation and the respective accounting impacts will be finalized.

Management estimates that if the business combinations with Avex and Dánica group had occurred on January 1, 2011, the consolidated net revenue and net income for the year ended December 31, 2011 would be approximately R$26,130,421 and R$1,366,135, respectively.

The pro forma amounts were determined based on the results generated from January 1, 2011 to September, 30 2011 and do not consider any future allocations of amortizations of the fair value of assets and liabilities.

6.2  Business combination – Heloísa Ind. e Com. de Produtos Lácteos Ltda.

On December 1, 2011, the Company acquired 100% of the capital of Heloísa Indústria e Comércio de Produtos Lácteos Ltda. (“Heloísa”), focusing on the production of cheese and other dairy products. The total processing capacity of the subsidiary is 600,000 liters of milk per day. The acquisition of this business is aligned with the Company’s strategic plan for expand and add value to the dairy segment.

Heloísa was acquired by the amount of R$55,000 and the preliminary goodwill generated in the business combination corresponds to R$26,165, calculated as follows:

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Cash consideration	55,000

Assets and liabilities acquired, net as of December 1, 2011	28,835
% acquisition	100%
Equivalent investment	28,835
Goodwill	26,165

The primary reason that supports the goodwill for the acquisition is the expected future profitability due to the possibility of business expansion in the dairy segment. The independent appraisal reports are still in progress and the Management’s expectation is that they will be concluded within one year in accordance with the requirements of Deliberation CVM No. 665/11, when the final goodwill allocation and the respective accounting impacts will be finalized.

The acquiree contributed with net revenue of R$3,131 and net loss of R$1,029, since the date of acquisition to December 31, 2011for the Company’s results.

Management estimates that if the business combinations with Heloísa had occurred on January 1, 2011, the consolidated net revenue and net income for the year ended on December 31, 2011, would be approximately R$25,712,851 and R$1,347,191, respectively.

6.3  Agreed exercise of the call option of property, plant and equipment of Copercampos

On September 15, 2011, the Company exercised the right of the call option of the industrial plant from Copercampos, located in the City of Campos Novos, Santa Catarina State.

The plant comprises a pork slaughtering farm with a capacity of 7,000 heads per day.

The total amount invested by the Company in this transaction totaled R$154,537, from which R$79,447 was paid out in 2011 and R$75,090 in 2010.

The main objective of BRF with acquisition of these assets is to maximize the pork industrial processing, in order to gain efficiency and competitive advantage in this activity, looking for the major world markets.

6.4  Acquisition of assets related to integration, production and slaughter of porks

With the purpose of acquiring assets related to integration, production and slaughter of porks, the Company made advanced payments in the amount of R$180,000.

CADE decided that this transaction could cause an adverse impact to the competitive market and rejected the acquisition. Thus, the Company and the seller dedicated their best efforts in order to identify another buyer for these assets and such negotiations are in an advanced stage. Management expects that the transaction will be concluded by the first semester of 2012.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The advanced payments are secured by statutory liens that corresponds to R$205,000.

Management does not expect any loss resulting from this operation.

7.            CASH AND CASH EQUIVALENTS

		BR GAAP		BR GAAP and IFRS
	Average	Parent company		Consolidated
	rate p.a.	12.31.11	12.31.10	12.31.11	12.31.10
Cash and bank accounts:
U.S. Dollar	-	187	583	17,221	70,334
Brazilian Reais	-	16,973	34,562	65,174	81,428
Euro	-	240	-	43,746	844
Others	-	-	-	3,928	4,701
		17,400	35,145	130,069	157,307
Highly liquid investments:
In Brazilian Reais:
Investment funds	10.72%	11,313	9,906	12,367	9,906
		11,313	9,906	12,367	9,906
In U.S. Dollar:
Interest bearing account	0.11%	-	11,012	42,065	345,700
Fixed term deposit	1.71%	-	152,492	371,344	1,651,745
Overnight	0.08%	28,001	2,604	458,236	64,358
In Euro:
Interest bearing account	0.13%	12,041	-	235,237	74,272
Fixed term deposit	1.24%	-	-	82,372	-
Overnight	0.12%	-	-	17,815	3,054
Other Currencies:
Interest bearing account	0.08%	-	-	17,338	4,301
		40,042	166,108	1,224,407	2,143,430
		68,755	211,159	1,366,843	2,310,643

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value. Financial investments in foreign currencies refer mainly to Overnight and Time Deposit, remunerated at the prefixed rate.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

8.            MARKETABLE SECURITIES

					BR GAAP		BR GAAP and IFRS
					Parent company		Consolidated
		WATM (*)	Currency	Average interest rate p.a.	12.31.11	12.31.10	12.31.11	12.31.10
Available for sale:
Credit linked notes	(a)	7.24	US$	4.79%	-	-	146,954	-
Brazilian foreign debt securities	(b)	2.66	US$	9.27%	-	-	86,511	61,287
Shares		-	R$	-	1,685	1,679	1,685	1,679
Purchase and sale commitments (c)		-	R$	-	-	-	-	129,158
Bank deposit certificates	(d)	-	R$	-	-	-	-	74,792
Brazilian financial treasury bills	(e)	-	R$	-	-	-	-	52,938
Exclusive investment funds	(f)	-	US$	-	-	-	-	45,723
Investment funds	(g)	-	R$	-	-	-	-	24,679
					1,685	1,679	235,150	390,256
Held for trading:
Bank deposit certificates	(d)	1.99	R$	11.01%	465,804	557,455	698,968	560,543
Financial treasury bills	(e)	2.48	R$	10.91%	296,046	62,969	355,137	62,969
					761,850	620,424	1,054,105	623,512
Held to maturity:
Credit linked notes	(a)	2.02	US$	4.80%	-	-	166,784	166,687
National treasury certificates	(h)	8.29	R$	12.00%	-	-	70,020	60,977
Capitalization security		-	R$	-	-	27	-	27
					-	27	236,804	227,691
					763,535	622,130	1,526,059	1,241,459
Current					763,535	622,130	1,372,671	1,032,375
Non-current					-	-	153,388	209,084

(*) Weighted average maturity in years.

(a)  The Credit Linked Note is a structured operation with a first-class financial institution abroad that pays periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(b)  Brazilian foreign debt securities are denominated in U.S. Dollars and remunerated by pre- and post-fixed rates.

(c)  Repurchase agreements backed by debentures.

(d)  Bank Deposit Certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 98% to 104% of the Interbank Deposit Certificate (“CDI”).

(e)  Financial Treasury Bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

(f)   The exclusive fund in foreign currency is basically represented by structured notes.

(g)  The foreign currency investment fund has a Credit Linked Note issued by a first-class bank that pays periodic interest (LIBOR + spread) and contemplates the Brazil risk and Sadia risk.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(h)  The CTN classified in the held to maturity subgroup are pledged as a guarantee of the loan obtained by means of the Special Program for Asset Recovery (“PESA”), see note 19.

The unrealized gain by the change in fair value of the marketable securities available for sale, recorded in equity as of December 31, 2011 is R$5,051, net of income tax of R$554 as of December 31, 2011.

Additionally, on December 31, 2011, of the total of marketable securities, R$88,177  were pledged as collateral for futures contract operations in U.S. Dollars and live cattle, traded on the Futures and Commodities Exchange (“BMF”). On December 31, 2010, the guarantees corresponded to R$27,500.

On December 31, 2011, the maturities of the non-current marketable securities the consolidated balance sheet is as follow:

BR GAAP and IFRS
Maturities	Consolidated
2013	83,369
2015 onwards	70,019
153,388

The Company conducted an analysis of sensitivity to foreign exchange rate as presented in note 4.10.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

9.            TRADE ACCOUNTS RECEIVABLE AND OTHER

	BR GAAP		BR GAAP and IFRS
	Parent Company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Current
Domestic third parties	949,489	825,824	1,863,996	1,636,694
Domestic related parties	44,959	21,108	-	-
Foreign third parties	37,422	65,426	1,375,472	948,389
Foreign related parties	409,061	186,752	-	-
( - ) Estimated losses from doubtful accounts	(13,557)	(12,167)	(31,655)	(20,054)
	1,427,374	1,086,943	3,207,813	2,565,029
Credit notes	25,236	29,515	56,935	41,667
	1,452,610	1,116,458	3,264,748	2,606,696
Non-current
Domestic third parties	51,802	33,825	53,060	47,955
Foreign third parties	499	443	3,948	2,652
( - ) Adjustment to present value	(670)	(872)	(670)	(872)
( - ) Estimated losses from doubtful accounts	(49,212)	(26,446)	(53,919)	(42,785)
	2,419	6,950	2,419	6,950
Credit notes	75,547	93,136	147,322	93,136
	77,966	100,086	149,741	100,086

The rollforward of estimated losses from doubtful accounts is presented below:
	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Beginning balance	38,613	42,431	62,839	68,679
Additions	73,712	21,583	109,380	41,317
Increase for business combination (1)	-	-	3,026	-
Increase for merger (2)	-	3,183	-	-
Reversals	(34,935)	(8,202)	(65,279)	(20,211)
Write-offs	(14,677)	(20,585)	(24,596)	(27,125)
Exchange rate variation	56	203	204	179
Ending balance	62,769	38,613	85,574	62,839

(1)  Business combination of Avex S.A. and Dánica group on October 3, 2011.

(2) Merger of Avipal Nordeste S.A. on March 31, 2010.

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove fruitless, the amounts credited to estimated losses on doubtful accounts are generally reversed against the permanent write-off of the invoice.

Breakdown by maturity of overdue amounts and not included in estimated losses on doubtful accounts.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11	12.31.10
60 to 90 days	-	14,855	9,252
91 to 120 days	2,233	3,468	1,414
121 to 180 days	1,250	1,317	2,765
181 to 360 days	602	1,469	343
More than 360 days	1,397	15,466	2,815
	5,482	36,575	16,589

The receivables excluded from allowance for estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

The breakdown of accounts receivable by maturity is as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Amounts falling due	1,404,775	1,090,982	2,924,510	2,377,713
Overdue:
From 01 to 60 days	22,169	6,320	251,163	182,012
From 61 to 120 days	7,488	3,251	30,298	17,851
From 121 to 180 days	4,388	1,583	13,064	6,872
From 181 to 360 days	4,366	3,380	8,517	6,860
More than 360 days	50,046	27,862	68,924	44,382
( - ) Adjustment to present value	(670)	(872)	(670)	(872)
( - ) Estimated losses with doubtful accounts	(62,769)	(38,613)	(85,574)	(62,839)
	1,429,793	1,093,893	3,210,232	2,571,979

112

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

10.         INVENTORIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Finished goods	731,465	493,103	1,688,296	1,159,129
Goods for resale	7,270	6,140	8,575	20,518
Work in process	85,700	54,090	316,875	123,279
Raw materials	112,490	117,878	214,630	466,346
Packaging materials	61,539	39,204	99,925	85,485
Secondary materials	71,341	58,168	153,898	58,752
Warehouse	72,601	67,714	115,224	118,535
Goods in transit	4,291	279	26,147	60,919
Imports in transit	13,357	18,796	83,640	22,081
Advances to suppliers	30,028	40,505	30,028	50,935
( - ) Provision for losses to the disposable value	(19,899)	(9,140)	(41,963)	(14,549)
( - ) Provision for deterioration	(3,404)	(4,694)	(12,841)	(10,591)
( - ) Provision for obsolescence	(629)	(2,202)	(3,223)	(5,030)
	1,166,150	879,841	2,679,211	2,135,809

The amount of the write-offs of inventories recognized in cost of sales during the twelve month period ended on December 31, 2011, totaled R$10,008,750 at the parent company and R$19,046,963 in the consolidated (on December 31, 2010, R$8,817,133 at the parent company and R$16,951,152 in the consolidated), such amounts include the additions and reversals of inventory provisions presented in the table below:

		BR GAAP
		Parent company
		12.31.10	Additions	Reversals	Write-offs	12.31.11
Provision for losses to the disposable value		(9,140)	(43,838)	33,079	-	(19,899)
Provision for deterioration		(4,694)	(5,165)	-	6,455	(3,404)
Provision for obsolescence		(2,202)	(409)	1,982	-	(629)
		(16,036)	(49,412)	35,061	6,455	(23,932)

	BR GAAP and IFRS
	Consolidated
	12.31.10	Additions	Reversals	Write-offs	Exchange rate variation	12.31.11
Provision for losses to the disposable value	(14,549)	(69,627)	41,950	-	263	(41,963)
Provision for deterioration	(10,591)	(13,585)	-	11,333	2	(12,841)
Provision for obsolescence	(5,030)	(1,979)	3,786	-	-	(3,223)
	(30,170)	(85,191)	45,736	11,333	265	(58,027)

The additions presented in the provision for inventory losses are mainly related to the decrease in the foreign market sales price of chicken griller which occurred from July to August, 2011. From September, 2011 there was a recovery in the sales price hence the provision was reversed.

113

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Additionally, during the year ended December 31, 2011, there were write-offs of inventories in the amount of R$35,832 at the parent company and R$53,018 in the consolidated (on December 31, 2010, R$41,539 at the parent company and R$45,260 in the consolidated), referring to items suffering deterioration, which have not been recorded in the provision.

Management expects inventories to be recovered in a period of less than 12 months.

On December 31, 2011, R$67,079 (R$30,498 as of December 31, 2010) of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

11.         BIOLOGICAL ASSETS

The group of biological assets of the Company comprises living animals which are segregated by the categories: poultry, pork and cattle. In addition, these categories were separated into consumable and for production.

The animals classified in the subgroup of consumables are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products, and while they do not reach the weight adequate for slaughtering, they are classified as immature. The slaughter and production process occurs sequentially and in a very short time period, and as a consequence, only the living animals transferred for slaughtering in refrigerators are classified as mature.

The animals classified in the subgroup for production (breeding stock) are those that have the function of producing other biological assets. And, while they do not reach the age of reproduction they are classified as immature and when they are able to initiate the reproductive cycle, they are classified as mature.

In the measurement of the biological assets at fair value, the Company adopted the model of discounted cash flow. Firstly, the discount rate used was the Weighted Average Cost of Capital (“WACC”), which was then adjusted to reflect the specific risk of the asset in question, utilizing mathematical model of Weighted Average Return on Assets (“WARA”), as follows:

	12.31.11	12.31.10
Cost of nominal owners' equity	10.31	11.10
Projected inflation rate USA	2.26	1.85
Cost of actual owners' equity	7.88	9.08
Actual WACC	5.80	6.93
WARA discount rate:
Animals for slaughtering	5.50	6.00
Animals for production	5.75	6.90

114

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of formation, mainly due to the short life cycle of the animals and to the fact that a significant portion of the profitability of our products derives from the manufacturing process and not from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. Therefore, Management maintained the biological assets at formation cost.

The quantities and accounting balances per category of biological assets are presented below:

	BR GAAP
	Parent company
	12.31.11		12.31.10
	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	103,087	207,615	97,615	185,068
Immature pork	1,646	257,692	1,889	223,994
Immature cattle	75	89,176	24	25,150
Total current	104,808	554,483	99,528	434,212
Production biological assets:
Immature poultry	3,756	46,987	3,750	40,186
Mature poultry	5,569	62,632	5,245	56,802
Immature pork	5	945	-	-
Mature pork	165	68,624	156	62,034
Total non-current	9,495	179,188	9,151	159,022
	114,303	733,671	108,679	593,234

	BR GAAP and IFRS
	Consolidated
	12.31.11		12.31.10
	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	209,732	485,359	187,584	396,300
Immature pork	3,803	581,546	4,155	479,231
Immature cattle	75	89,176	24	25,150
Total current	213,610	1,156,081	191,763	900,681
Production biological assets:
Immature poultry	7,643	97,458	7,372	88,193
Mature poultry	12,006	132,043	11,559	140,482
Immature pork	125	18,370	169	22,601
Mature pork	409	139,512	386	126,408
Total non-current	20,183	387,383	19,486	377,684
	233,793	1,543,464	211,249	1,278,365

115

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The rollforward of biological assets for the period is presented below:

	BR GAAP
	Parent company
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.10	185,068	223,994	25,150	434,212	96,988	62,034	159,022
Increase due to acquisition	57,032	432,272	244,342	733,646	19,575	45,931	65,506
Increase due to reproduction,
consuption of ration, medication and
remuneration of partnership	2,430,510	606,256	109,313	3,146,079	141,666	943	142,609
Accumulated depreciation	-	-	-	-	(133,839)	(20,932)	(154,771)
Transfer between current and non-
current	14,771	18,407	-	33,178	(14,771)	(18,407)	(33,178)
Reduction due to slaughtering	(2,479,766)	(1,023,237)	(289,629)	(3,792,632)	-	-	-
Balance as of 12.31.11	207,615	257,692	89,176	554,483	109,619	69,569	179,188

	BR GAAP and IFRS
	Consolidated
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.10	396,300	479,231	25,150	900,681	228,675	149,009	377,684
Increase due to acquisition	83,046	577,519	244,342	904,907	33,995	57,307	91,302
Increase due to reproduction,
consuption of ration, medication and
remuneration of partnership	5,417,542	1,787,546	109,313	7,314,401	333,793	67,103	400,896
Business combination (1)	9,834	-	-	9,834	-	-	-
Accumulated depreciation	-	-	-	-	(304,716)	(52,569)	(357,285)
Transfer between current and non-
current	62,246	62,968	-	125,214	(62,246)	(62,968)	(125,214)
Reduction due to slaughtering	(5,483,609)	(2,325,718)	(289,629)	(8,098,956)	-	-	-
Balance as of 12.31.11	485,359	581,546	89,176	1,156,081	229,501	157,882	387,383

(1)           Business combination of Avex S.A. and Dánica group on October 3, 2011.

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

The acquisitions of biological assets for production (non-current) occur when there is an expectation that the production plan cannot be met with its own assets and, usually, this acquisition refers to immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering (poultry and pork) are represented by poultry of one day old and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

The increase by reproduction of the biological assets classified in the current assets is related to eggs from animals for production.

116

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

12.         RECOVERABLE TAXES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
State ICMS (VAT)	254,809	254,632	754,329	646,978
Withholding income tax and social contribution	179,096	235,613	211,047	257,096
PIS and COFINS (Federal Taxes to Fund Social Programs)	608,880	463,598	755,270	577,853
Import duty	273	218	7,258	9,108
IPI (Federal VAT)	1,552	2,913	57,241	58,701
Other	826	831	19,225	6,673
( - ) Allowance for losses	(23,340)	(22,014)	(151,829)	(93,110)
	1,022,096	935,791	1,652,541	1,463,299

Current	572,720	471,367	907,929	695,892
Non-current	449,376	464,424	744,612	767,407

The rollforward of the allowance for losses is presented below:

		BR GAAP
		Parent company
		12.31.10	Additions	Reversals	12.31.11
Allowance for losses - State ICMS (VAT)		(22,014)	(2,110)	784	(23,340)
		(22,014)	(2,110)	784	(23,340)

	BR GAAP and IFRS
	Consolidated
	12.31.10	Additions	Reversals	Business combination (*)	12.31.11
Allowance for losses - State ICMS (VAT)	(78,371)	(47,588)	784	(1,617)	(126,792)
Allowance for losses - PIS and COFINS	(2,567)	(10,298)	-	-	(12,865)
Allowance for losses - IPI (Federal VAT)	(12,172)	-	-	-	(12,172)
	(93,110)	(57,886)	784	(1,617)	(151,829)

(1) Business combination of Avex and Dánica group on October 3, 2011.

12.1      Value-added Tax

Due to its export activity, domestic sales and investments in property, plant and equipment are subject to reduced tax rates and, the Company accumulates credits that are offset with debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS credit in the States of Mato Grosso do Sul, Paraná, Santa Catarina, Minas Gerais and Distrito Federal, for which Management understands that realization is uncertain and, therefore, formed full provision for loss of these credits as shown in the table above.

The increase in the balance is related to the exports from the States of Parana and Santa Catarina and are presented net of the related allowances judged necessary by the Company’s Management.

117

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

12.2      Income tax and social contribution

These correspond to withholdings at source on financial investments, prepayments of income tax and social contribution, and on the reception of interest on shareholders’ equity by the parent company, realizable through offsetting with federal taxes and contributions payable.

12.3      PIS and COFINS

Recoverable taxes derived from Contribution to the Social Integration Program (“PIS”) and Contribution for Funding of Social Welfare Programs (“COFINS”) basically are originated from credits on purchases of raw materials used in the production of exported products or in the production of products which sales are taxed at the zero rate, such as UHT and pasteurized milk as well as sales to the Manaus Free Zone. The recovery of these receivables can be achieved by means of offsetting with domestic sale operations of taxed products, with other federal taxes or compensation claims.

For the accumulated PIS and COFINS credits, the Company adopts the procedure of legal action aiming to accelerate the analysis process of applications for refund of these contributions already filed, which are under supervision for the release of new amounts.

Management is analyzing alternatives that would allow the utilization of the credits in the operations and there is no expectation of losses in their recovery.

The Law No. 12,350/10 introduced significant changes in the taxation of PIS and COFINS in the productive chain of poultry and pork products with retroactive application of its provisions from January 1, 2011. As a consequence, the Company recognized a credit in cost of sales in the amount of R$41,333 in the parent company and R$90,186 in the consolidated during 2011.

13.         NON-CURRENT ASSETS HELD FOR SALE

The rollforward of assets held for sale are presented below:

	BR GAAP
	Parent company
	12.31.10	Transfers from property, plant and equipment	Transfers to property, plant and equipment	Disposal	12.31.11
Lands	1,537	1,201	-	-	2,738
Buildings and improvements	1,489	1,442	-	-	2,931
Machinery and equipment	200	174	(67)	(18)	289
Facilities	-	6	-	-	6
Vehicles and aircraft	-	43	(43)	-	-
Others	-	16	-	-	16
	3,226	2,882	(110)	(18)	5,980

118

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.10	Transfers from property, plant and equipment	Transfers to property, plant and equipment	Disposal	12.31.11
Lands	42,900	1,201	-	(35,371)	8,730
Buildings and improvements	14,700	1,441	-	(7,979)	8,162
Machinery and equipment	1,853	175	(67)	(324)	1,637
Facilities	2,167	6	-	(2,167)	6
Vehicles and aircraft	-	43	(43)	-	-
Others	625	16	-	(169)	472
	62,245	2,882	(110)	(46,010)	19,007

On June 6, 2011, the Company disposed of the land and buildings where the old corporate headquarters of the wholly-owned subsidiary Sadia, situated in the neighborhood of Vila Anastacio, in the City and State of São Paulo. The approval of the sale occurred in the Extraordinary General Shareholder´s Meeting of its wholly-owned subsidiary VIP S.A. Empreendimentos e Participações Imobiliárias, held on November 8, 2010.

The sales value was R$120,000, of which R$12,000 was received in cash. The remaining amount of R$108,000, will be received in 35 consecutive monthly installments of R$3,086, updated by the National Index of Consumer Prices ("INPC"), which receipt will start in March 2012. The book value of the property on the disposal date was R$45,514. This disposal generated a net gain of R$49,406 recognized in other operating income.

119

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

14.         INCOME TAX AND SOCIAL CONTRIBUTION

14.1.    Deferred income tax and social contribution composition

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Assets:
Tax loss carryforwards (corporate income tax)	380,462	166,924	765,055	564,705
Provision for tax losses	-	-	(166,762)	-
Negative calculation basis (social contribution on net profits)	153,124	68,154	297,062	216,677
Provision for negative calculation basis losses	-	-	(48,443)	-
Temporary differences:
Provision for estimated losses with doubtful accounts	9,471	6,416	12,681	8,669
Provision for attorney's fees	4,694	4,804	4,694	4,804
Provision for property, plant and equipment losses	8,307	369	11,709	3,588
Provision for tax credits realization	7,936	7,485	47,571	31,658
Provision for other obligations	20,110	19,465	46,229	57,199
Employees' profit sharing	56,014	26,163	72,432	35,847
Provision for inventories	8,137	5,452	12,224	5,713
Employees' benefits plan	38,323	37,537	90,457	93,329
Amortization on fair value of business combination	4,130	6,285	8,753	10,908
Business combination - Sadia	-	-	1,139,668	1,129,947
Provision for contractual indemnity	-	-	-	3,400
Unrealized losses on derivatives	62,644	2,925	62,644	2,925
Unrealized losses on inventories	-	-	4,230	1,480
Adjustments relating to the transition tax regime	63,891	124,370	76,102	139,557
Provision for losses	9,098	5,857	10,488	11,562
Other temporary differences	8,833	4,547	23,694	14,090
	935,607	556,837	2,628,750	2,487,612
Liabilities:
Temporary differences:
Provision for recovery BFPP	1,829	-	1,829	-
Revaluation reserve	341	645	341	645
Depreciation on rural activities	409	463	68,832	76,567
Adjustments relating to the transition tax regime	337,804	273,951	531,056	400,951
Business combination - Sadia	-	-	1,181,582	1,124,475
Unrealized gains on derivatives	-	28,045	-	28,045
Other temporary differences	223	1	8,257	4,994
	340,606	303,105	1,791,897	1,635,677

Certain subsidiaries of the Company have tax loss carry forwards and negative basis of social contribution of R$31,650 and R$31,470, respectively, (R$19,606 and R$19,425 on December 31, 2010), for which the Company have not recorded a deferred tax assets. If there was an expectation that such tax credits would be realized the amount recognized in the balance would be R$10,475 (R$6,650 as of December 31, 2010).

As mentioned in note 38, on February 9, 2012, the Company´s Board of Directors approved the merger of the wholly-owned subsidiary Sadia with BRF, which will be implemented on December 31, 2012.

120

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The decision to merge Sadia into BRF will result in the recognition of a loss for 2011 of approximately R$215,205 on the allowance for tax loss carryforwards, which will not be recovered after the merger. The value of the loss reflects Management's best estimate at the date of the publication of these financial statements, considering the available conditions. The final value of the impact of the merger of Sadia into BRF will be known on December 31, 2012.

Management has prepared a sensitivity analysis considering variations in the discount rate used in the above estimate, the results are presented below:

	Long-Term Interest Rate - "TJLP"
	5% p.a.	6% p.a.	7% p.a.
Estimated value	212,315	215,205	218,042
Changes	(2,890)	-	2,837

14.2.      Estimated time of realization

Management considers that deferred tax assets related to temporary differences will be realized as the lawsuits are resolved. The deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

Management estimates that the deferred tax assets originated from tax losses carry forwards and negative basis of social contribution are expected to be realized as set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
Year	Value	Value
2012	-	304,412
2013	32,620	33,475
2014	53,709	54,628
2015	57,273	a58,253
2016	70,362	71,416
2017-2019	305,126	308,772
2020-2021	14,496	15,956
	533,586	846,912

When assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

121

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies when performing this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset is considered realizable, however, could be impacted in the short term if estimates of future taxable income during the carryforward period are reduced.

14.3.    Income and social contribution taxes reconciliation

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Income before taxes and participations	1,115,531	776,142	1,521,606	1,001,454
Nominal tax rate	34.00%	34.00%	34.00%	34.00%
	(379,281)	(263,888)	(517,346)	(340,494)
Tax expense at nominal rate
Adjustments of taxes and contributions on:
Equity pick-up	407,372	307,790	3,053	1,474
Exchange rate variation on foreign investments	33,301	(36,528)	68,686	(32,737)
Difference of tax rates on earnings from foreign subsidiaries	-	-	269,253	98,995
Interest on shareholders' equity	175,826	17,265	214,926	89,250
Results from foreign subsidiaries	-	-	(4,403)	(3,545)
Transfer price	(41)	(365)	(1,962)	(787)
Profit sharing	(4,248)	(3,964)	(4,851)	(4,559)
Donations	(604)	(1,924)	(3,063)	(3,105)
Penalties	(1,365)	(3,461)	(3,819)	(6,951)
Write-off of deffered income tax and social contribution	-	-	(215,205)	(3,790)
Investment grant	19,224	3,113	35,640	3,113
Other adjustments	1,694	9,926	2,574	6,678
	251,878	27,964	(156,517)	(196,458)
Current income tax	-	2,886	(39,874)	(130,551)
Deferred income tax	251,878	25,078	(116,643)	(65,907)

The taxable income, current and deferred income tax from foreign subsidiaries is presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Taxable income from foreign subsidiaries	749,012	134,746
Current income taxes expense from foreign subsidiaries	(11,390)	(13,940)
Deferred income taxes benefit from foreign subsidiaries	492	773

The Company determined that the total profit accounted for by holdings of their wholly-owned subsidiary will not be redistributed. Such resources will be used for investments in the subsidiaries, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$2,057,655 as of December 31, 2011 (R$1,144,538 as of December 31, 2010).

The Brazilian income taxes are subject to review for a 5-year period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

122

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

15.  JUDICIAL DEPOSITS

The Company’s judicial deposits are restricted assets until the final settlement of the disputes to which they are related. The rollforward of the judicial deposits is presented below:

	BR GAAP
	Parent company
	12.31.10	Additions	Reversals	Write-offs	12.31.11
Tax	24,016	8,993	-	(3,723)	29,286
Labor	56,374	30,199	(14,276)	(4,757)	67,540
Civil, commercial and other	12,635	1,121	-	-	13,756
	93,025	40,313	(14,276)	(8,480)	110,582

	BR GAAP and IFRS
	Consolidated

	12.31.10	Additions	Reversals	Write-offs	Exchange rate variation	12.31.11
Tax	79,248	17,968	-	(4,223)	-	92,993
Labor	101,758	58,431	(14,302)	(30,007)	-	115,880
Civil, commercial and other	53,079	5,980	(118)	(39,651)	98	19,388
	234,085	82,379	(14,420)	(73,881)	98	228,261

16.  INVESTMENTS

16.1.    Investments breakdown

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Investment in associates	6,022,132	4,984,710	19,505	16,467
Fair value of assets and liabilities acquisitions	2,486,827	2,394,844	-	-
Goodwill based on expectation of future profitability	1,293,818	1,293,818	-	-
Advance for future capital increase	329,812	100	-	-
Other investiments	834	834	894	1,027
	10,133,423	8,674,306	20,399	17,494

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Explanatory Notes

(in thousands of Brazilian Reais)

16.2.      Summarized financial information of subsidiaries and affiliates

	Sadia S.A.	VIP S.A. Empr.e Particip. Imob.	Avipal Construtora S.A.	Avipal Centro Oeste S.A.	Avipal Nordeste S.A.	PSA Labor. Veter. Ltda.	Perdigão Trading S.A.	PDF Partici- pações Ltda.	HFF Partici- pações S.A.	Heloísa Ind. Com. Produtos Lácteos Ltda.	Establec. Levino Zaccardi	Crossban Holdings GmbH	Perdigão Export Ltd.
	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11
Current Assets	4,977,392	46,982	131	265	-	99	100	1	-	37,430	6,633	90,700	-
Non-current Assets	5,903,429	87,620	-	-	-	11,334	2,301	-	-	52,708	2,916	1,237,696	-
Current Liabilities	(3,818,241)	(391)	(5)	-	-	-	(412)	-	-	(8,011)	(6,859)	(2,721)	-
Non-current Liabilities	(2,088,931)	(1,029)	(72)	-	-	-	-	-	-	(2,321)	(173)	(4,387)	-
Shareholders Equity	(4,973,649)	(133,182)	(54)	(265)	-	(11,433)	(1,989)	(1)	-	(79,806)	(2,517)	(1,321,288)	-

Net Revenue	13,407,814	-	-	-	-	-	-	-	-	3,138	10,275	583	-
Net income (loss)	716,080	85,172	3	2	-	584	115	-	-	(1,029)	1,331	324,602	-

	Sadia S.A.	VIP S.A. Empr. e Particip. Imob.	Avipal Construtora S.A.	Avipal Centro Oeste S.A.	Avipal Nordeste S.A.	PSA Labor. Veter. Ltda.	Perdigão Trading S.A.	PDF Partici- pações Ltda.	HFF Partici- pações S.A.	Heloísa Ind. Com. Produtos Lácteos Ltda.	Establec. Levino Zaccardi	Crossban Holdings GmbH	Perdigão Export Ltd.
	12.31.10	12.31.10	12.31.10	12.31.10	12.31.10	12.31.10	12.31.10	12.31.10	12.31.10	12.31.10	12.31.10	12.31.10	12.31.10
Current Assets	3,901,083	23,538	129	263	-	94	109	1	-	-	5,859	172,562	-
Non-current Assets	5,942,112	29,502	-	-	-	10,755	2,175	-	-	-	2,558	766,816	-
Current Liabilities	(3,246,599)	(4,043)	(6)	-	-	-	(411)	-	-	-	(7,542)	(337)	-
Non-current Liabilities	(2,510,988)	(987)	(72)	-	-	(100)	-	-	-	-	(305)	(4,453)	-
Shareholders Equity	(4,085,608)	(48,010)	(51)	(263)	-	(10,749)	(1,873)	(1)	-	-	(570)	(934,588)	-

Net Revenue	11,444,336	-	-	-	171,111	-	-	-	-	-	4,489	-	-
Net income	772,150	7,334	2	2	18,695	1,215	703	-	31,251	-	165	143,641	-

124

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

16.3.    Rollforward of direct investments – Parent Company

													Total
	Sadia S.A.	VIP S.A. Empr. e Particip. Imob	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda	Avipal Constru- tora S.A.	Perdigão Trading S.A.	UP! Alimen- tos Ltda	PDF Partici- pações Ltda	Heloísa Ind. Com. Produtos Lácteos Ltda.	Establec. Levino Zaccardi	Crossban Holdings GmbH	Perdigão Export Ltd.	12.31.11	12.31.10
a) Capital share as of December 31, 2011
% of share	100.00%	65.49%	100.00%	88.00%	100.00%	100.00%	50.00%	1.00%	100.00%	90.00%	100.00%	100.00%
Total number of shares and membership interests	1,673,567,393	14,249,459	6,963,854	5,463,850	445,362	100,000	1,000	1,000	46,000,000	100	1	1
Number of shares and membership interest held	1,673,567,393	9,331,971	6,963,854	4,808,188	445,362	100,000	500	10	46,000,000	90	1	1
b) Subsidiaries' information as of December 31, 2011
Capital stock	5,351,529	40,061	5,972	5,564	445	100	1	1	98,000	40	4,618	-
Shareholders' equity	4,854,273	133,182	265	11,432	54	1,988	17,976	1	79,806	1,224	1,308,304	-
Fair value adjustments	2,486,827	-	-	-	-	-	-	-	-	-	-	-
Goodwill based on expectation of future profitability	1,293,818	-	-	-	-	-	-	-	-	-	-	-
Income for the period	808,064	85,172	2	584	3	115	17,975	-	(1,029)	1,331	324,602	-
c) Balance of investments as of December 31, 2011
Balance of the investment in the beginning of the year	7,691,833	31,442	263	9,459	51	1,873	5,699	-	-	(411)	933,163	-	8,673,372	9,085,572
Equity pickup	808,064	55,779	2	513	3	115	8,891	-	(1,029)	1,582	324,602	-	1,198,522	907,910
Unrealized profit in inventory	-	-	-	-	-	-	-	-	-	(368)	-	-	(368)	(2,697)
Goodwill in the acquisition of non-controlling entities	-	-	-	-	-	-	-	-	-	-	(11,932)	-	(11,932)	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	26,772
Foreign-exchange rate variation	-	-	-	-	-	-	-	-	-	170	97,775	-	97,945	(107,382)
Other comprehensive income	(27,691)	-	-	-	-	-	-	-	-	-	(35,304)	-	(62,995)	(46,543)
Advance for future capital increase	277,712	-	-	100	-	-	-	-	52,000	-	-	-	329,812	-
Capital increase	-	-	-	-	-	-	-	-	-	-	-	-	-	825,446
Dividends and interests on shareholders' equity	(115,000)	-	-	-	-	-	(5,602)	-	-	-	-	-	(120,602)	(215,723)
Merger	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,799,983)
Acquisition of companies	-	-	-	-	-	-	-	-	28,835	-	-	-	28,835	-
Balance of investments as of December 31, 2011	8,634,918	87,221	265	10,072	54	1,988	8,988	-	79,806	973	1,308,304	-	10,132,589	8,673,372

125

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

On September 28, 2011, the wholly-owned subsidiary Crossban Holdings GmbH, acquired from Agricola Nova S.A. the total of 1,133,820 quotes which correspond to 40% of the capital of Sadia Chile S.A. (non-controlling shareholders’ interest), for the total amount of R$16,801, originating goodwill of R$12,224, which in the consolidated financial statements was recorded as a capital reserve since it did not result in a change of control of the investment.

The amounts of the gains resulting from foreign exchange rate variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, in the amount of R$211,846 on December 31, 2011 (R$96,231 losses on December 31, 2010), are recognized in financial income/expenses groups in the statement of income.

The exchange rate variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its controlled companies, whose functional currency is the Euro, was recorded in the equity pickup adjustments, in the subgroup of shareholders’ equity.

On December 31, 2011, the subsidiaries do not have significant restriction to transfer dividends or repay their loans or advances to the parent.

On December 31, 2011, the market cap of Excelsior Alimentos S.A., a subsidiary of the Company corresponded to R$16,077 (R$14,616 as of December 31, 2010).

16.4.    Summary financial information of participation in joint venture

The table below presents the values which corresponding to the Company's participation in joint ventures:

	UP!		K&S
	12.31.11	12.31.10	12.31.11	12.31.10
Current assets	12,941	11,337	7,712	7,338
Non-current assets	21	-	8,388	8,494
Current liabilities	(3,974)	(5,637)	(5,204)	(4,777)
Non-current liabilities	-	-	(379)	(287)
	8,988	5,700	10,517	10,768

	UP!		K&S
	12.31.11	12.31.10	12.31.11	12.31.10
Net revenues	53,676	45,616	34,062	33,986
Operational expenses	14,182	16,869	10,715	12,192
Net income (loss)	8,988	5,700	(251)	(1,366)

Participation %		50%		49%

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Explanatory Notes

(in thousands of Brazilian Reais)

In 2011, there were no increases in capital or commitments by the companies for contributions in joint ventures.

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Explanatory Notes

(in thousands of Brazilian Reais)

17.  PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment rollforward is presented below:

	BR GAAP
	Parent company
	Rate p.a. %	12.31.10	Additions	Disposal	Transfers		Transfers to held for sale	Transfers from held for sale	12.31.11
Cost
Land	-	140,422	-	(231)	12,906		(1,201)	-	151,896
Buildings and improvements	-	1,658,050	2,958	(27,373)	166,953		(4,113)	-	1,796,475
Machinery and equipment	-	2,287,259	29,876	(86,360)	276,766		(507)	66	2,507,100
Facilities	-	293,963	25	(4,923)	31,699		(7)	-	320,757
Furniture	-	46,345	1,573	(2,333)	6,044		-	-	51,629
Vehicles and aircrafts	-	19,004	2,339	(3,342)	30,643		(441)	44	48,247
Others	-	103,419	298	(2,528)	13,010		-	-	114,199
Construction in progress	-	137,565	601,196	-	(507,539)		-	-	231,222
Advances to suppliers	-	2,808	40,597	-	(32,735)		-	-	10,670
		4,688,835	678,862	(127,090)	(2,253)	(1)	(6,269)	110	5,232,195
Depreciation
Buildings and improvements	3.48	(470,586)	(52,675)	2,752	(1,148)		2,672	-	(518,985)
Machinery and equipment	6.06	(943,469)	(118,320)	65,126	212		332	-	(996,119)
Facilities	3.57	(83,790)	(12,970)	3,000	1,163		1	-	(92,596)
Furniture	6.25	(19,591)	(2,552)	1,669	(213)		-	-	(20,687)
Vehicles and aircrafts	14.29	(12,101)	(2,064)	1,947	(3)		382	-	(11,839)
Others	5.15	(24,664)	(5,879)	1,302	(1)		-	-	(29,242)
		(1,554,201)	(194,460)	75,796	10	(1)	3,387	-	(1,669,468)
		3,134,634	484,402	(51,294)	(2,243)	(1)	(2,882)	110	3,562,727

(1) Net transfer to intangible assets (note 18).

128

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Rate p.a. %	12.31.10	Additions	Disposal	Business combination (2)	Transfers		Transfer to held for sale	Transfers from held for sale	Exchange rate variation	12.31.11
Cost
Land	-	617,434	-	(312)	3,609	15,090		(1,201)	-	47	634,667
Buildings and improvements	-	4,669,143	10,184	(33,751)	62,385	240,049		(4,113)	-	2,223	4,946,120
Machinery and equipment	-	5,232,486	45,046	(126,372)	68,024	381,795		(507)	67	2,801	5,603,340
Facilities	-	1,309,899	1,236	(10,407)	60	14,118		(7)	-	148	1,315,047
Furniture	-	81,492	2,868	(3,591)	309	5,538		-	-	856	87,472
Vehicles and aircrafts	-	28,543	21,976	(4,018)	843	30,827		(418)	43	532	78,328
Others	-	174,580	8,434	(4,576)	-	12,922		(23)	-	-	191,337
Construction in progress	-	249,129	990,159	(71)	35,039	(649,843)		-	-	(4,204)	620,209
Advance to suppliers	-	47,533	45,339	-	-	(59,747)		-	-	(247)	32,878
		12,410,239	1,125,242	(183,098)	170,269	(9,251)	(1)	(6,269)	110	2,156	13,509,398
Depreciação
Buildings and improvements	3.03	(1,036,285)	(109,739)	4,110	(14,846)	(12,722)		2,672	-	(1,488)	(1,168,298)
Machinery and equipment	5.28	(1,902,922)	(229,052)	93,991	(34,575)	(1,981)		332	-	(3,265)	(2,077,472)
Facilities	3.42	(327,028)	(69,082)	5,405	(60)	14,678		1	-	(35)	(376,121)
Furniture	5.81	(38,134)	(4,839)	2,681	(308)	354		-	-	(467)	(40,713)
Vehicles and aircrafts	14.51	(15,027)	(3,552)	2,455	(811)	26		375	-	(322)	(16,856)
Others	4.98	(24,012)	(9,527)	1,968	-	(4)		7	-	-	(31,568)
		(3,343,408)	(425,791)	110,610	(50,600)	351	(1)	3,387	-	(5,577)	(3,711,028)
		9,066,831	699,451	(72,488)	119,669	(8,900)	(1)	(2,882)	110	(3,421)	9,798,370

(1) Net transfer to intangible assets (note 18).

(2) Business combination with Avex, Dánica group and Heloísa.

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Explanatory Notes

(in thousands of Brazilian Reais)

The acquisitions during the period are substantially represented by construction in progress in the total amount of R$990,159 and advances to suppliers of R$45,339 which comprise mainly:

BR GAAP and IFRS
Consolidated
Description	12.31.11
Expansion projects of industrial units	148,790
Copercampos project	89,069
Transformation of turkey´s plant into chicken' plant in Carambeí-PR	69,825
Car fleet renewal	51,261
Improvements in productive units and poultry farm	38,681
New pizza production line in Tatuí-SP	38,658
Implementation of milk powder in Três de Maio-RS	19,309
Expansion of "escondidinho" production facilities	19,269
Reposition of Nova Mutum-MT equipment, where a fire occurred in March 2011	14,600

The disposals are mainly related to obsolete items in the total amount of R$29,968 and assets that suffered a fire amounting to R$22,988, recorded within other operating results.

The Company has fully depreciated items still in operation. These items are presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Cost
Buildings and improvements	16,322	12,985	116,700	21,017
Machinery and equipment	294,400	243,502	613,800	266,301
Facilities	8,430	6,439	83,107	6,495
Furniture	5,455	6,358	16,656	7,706
Vehicles and aircrafts	1,171	816	3,173	848
Others	1,283	-	1,283	-
	327,061	270,100	834,719	302,367

The Company performed an analysis of impairment indicators of the property,  plant and equipment during the last quarter of 2011 and identified the need to execute an impairment test for certain manufacturing facilities mainly those affected by the CADE’s decision of suspending the future sales of specific products under the Perdigão’s brand. Hence, the discounted cash flows were prepared, and as a result of the analysis,  no provision was deemed necessary by Management.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Management adopted the WACC (12.2% p.a.) and the inflation rate with variation between 5.40% and 4.27% for preparing the discounted cash flows.

During the twelve month period ended December 31, 2011, the Company capitalized interests in the amount of R$19,937 (R$18,435 as of December 31, 2010). The interest rate utilized to determine the capitalized amount  was 7.82%.

On December 31, 2011, the Company had no commitments assumed related to acquisition and/or construction of properties, except those disclosed in note 22, item 22.2.

The property, plant and equipment that are held as collateral for transactions of different natures are presented below:

	BR GAAP
	Parent company
		12.31.11	12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	61,090	51,591
Buildings and improvements	Financial/Labor/Tax/Civil	946,898	648,956
Machinery and equipment	Financial/Labor/Tax	1,165,489	728,233
Facilities	Financial/Labor/Tax	264,105	189,931
Furniture	Financial/Labor/Tax/Civil	15,087	9,610
Vehicles and aircrafts	Financial/Tax	1,512	913
Others	Financial/Labor/Tax/Civil	260,034	90,959
		2,714,215	1,720,193

	BR GAAP and IFRS
	Consolidated
		12.31.11	12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	160,432	187,159
Buildings and improvements	Financial/Labor/Tax/Civil	1,966,168	1,926,292
Machinery and equipment	Financial/Labor/Tax	2,304,484	2,028,672
Facilities	Financial/Labor/Tax	687,453	701,003
Furniture	Financial/Labor/Tax/Civil	299,269	17,458
Vehicles and aircrafts	Financial/Tax	19,403	1,297
Others	Financial/Labor/Tax/Civil	307,456	148,639
		5,744,665	5,010,520

The Company is not allowed to assign these assets as security for other transactions or to sell them.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

18.  INTANGIBLE

Intangible assets are comprised of the following items:

	BR GAAP
	Parent company
	Rate p.a. %	Cost	Accumulated amortization	12.31.11	12.31.10
Goodwill	-	1,546,653	-	1,546,653	1,520,488
Software	20.00	126,118	(21,095)	105,023	63,968
Patents	20.00	3,057	(221)	2,836	3,057
Outgrowers loyalty	12.50	3,922	(366)	3,556	1,775
		1,679,750	(21,682)	1,658,068	1,589,288

	BR GAAP and IFRS
	Consolidated
	Rate p.a. %	Cost	Accumulated amortization	12.31.11	12.31.10
Goodwill	-	2,973,815	-	2,973,815	2,832,974
Brands	-	1,256,000	-	1,256,000	1,256,000
Software	20.00	289,311	(151,075)	138,236	100,339
Relationship with suppliers	42.00	135,000	(125,402)	9,598	50,844
Patents	16.92	5,687	(793)	4,894	5,332
Outgrowers loyalty	12.50	3,922	(366)	3,556	1,775
		4,663,735	(277,636)	4,386,099	4,247,264

The intangible assets rollforward is presented below:

	BR GAAP
	Parent company
	12.31.10	Additions	Business combination	Disposal	Transfers	12.31.11
Cost:
Software	76,120	47,757	-	(12)	2,253	126,118
Patents	3,057	-	-	-	-	3,057
Outgrowers fidelization	1,775	2,147	-	-	-	3,922
Goodwill:	1,520,488	-	26,165	-	-	1,546,653
Eleva Alimentos	1,273,324	-	-	-	-	1,273,324
Batavia	133,163	-	-	-	-	133,163
Ava	49,368	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	39,590
Paraiso Agroindustrial	16,751	-	-	-	-	16,751
Heloísa	-	-	26,165	-	-	26,165
Perdigão Mato Grosso	7,636	-	-	-	-	7,636
Incubatório Paraiso	656	-	-	-	-	656
	1,601,440	49,904	26,165	(12)	2,253	1,679,750
Amortization:
Software	(12,152)	(8,933)	-	-	(10)	(21,095)
Patents	-	(221)	-	-	-	(221)
Outgrowers fidelization	-	(366)	-	-	-	(366)
	(12,152)	(9,520)	-	-	(10)	(21,682)
	1,589,288	40,384	26,165	(12)	2,243	1,658,068

132

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.10	Additions	Disposal	Business combination	Transfers	Exchange rate variation	12.31.11
Cost:
Software	223,191	56,633	(915)	462	9,251	689	289,311
Relationship with suppliers	135,000	-	-	-	-	-	135,000
Patents	5,632	-	-	-	-	55	5,687
Trademarks	1,256,000	-	-	-	-	-	1,256,000
Outgrowers fidelization	1,775	2,147	-	-	-	-	3,922
Goodwill:	2,832,974	-	-	139,802	-	1,039	2,973,815
Sadia	1,293,818	-	-	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	-	-	1,273,324
Batavia	133,163	-	-	-	-	-	133,163
Ava	49,368	-	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	-	39,590
Paraiso Agroindustrial	16,751	-	-	-	-	-	16,751
Plusfood	14,618	-	-	-	-	1,356	15,974
Perdigão Mato Grosso	7,636	-	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	-	-	4,050
Incubatório Paraiso	656	-	-	-	-	-	656
Heloísa	-	-	-	26,165	-	-	26,165
Avex	-	-	-	60,214	-	2,880	63,094
Danica	-	-	-	53,423	-	(3,197)	50,226
	4,454,572	58,780	(915)	140,264	9,251	1,783	4,663,735
Amortization:
Software	(122,852)	(27,301)	836	(362)	(351)	(1,045)	(151,075)
Relationship with suppliers	(84,156)	(41,246)	-	-	-	-	(125,402)
Patents	(300)	(493)	-	-	-	-	(793)
Outgrowers fidelization	-	(366)	-	-	-	-	(366)
	(207,308)	(69,406)	836	(362)	(351)	(1,045)	(277,636)
	4,247,264	(10,626)	(79)	139,902	8,900	738	4,386,099

Amortizations of outgrowers loyalty and relationship with suppliers are recognized as a cost of sales in the statement of income, while software amortization is recorded according to its use, where the alternatives are cost of sales, administrative or sales expenses.

Trademarks in intangible assets derive from the business combination with Sadia and are considered assets with indefinite useful life as they are expected to contribute toward the Company’s cash flows indefinitely.

The goodwill presented above is based on expected future profitability supported by valuation reports, after allocation of identified  assets in use.

The value of goodwill and the value of intangible assets with indefinite useful life (trademarks and patents) allocated by cash-generating unit, are presented in note 5.

The Company performed the impairment tests of assets based on the fair value, that was determined by a discounted cash flow model, in accordance with the level of goodwill and intangible allocations to the  group of cash generating units.

Discounted cash flows were prepared based on the multi-annual budget (2012-2016) of the Company and growth projections up to 2021 (9.3% per annum up to 18.2% per annum), which in turn, are based on historical experiences and market projections of government agencies and associations, such as the United States Department of Agriculture (“USDA”), the Brazilian Pork Industry and exporter (“ABIPECS”), the Brazilian Pullet Producer Association (“APINCO”) and others. In the opinion of Management, the use of periods that exceed those quoted (5 years) in the preparation of discounted cash flows is adequate, as it reflects the estimated time of use of the groups of assets.

133

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Management adopted the WACC (12.2% p.a.) as the discount rate for the development of discounted cash flows and also adopted the assumptions shown in the table below:

	2012	2013	2014	2015	2016	2017	2018-2021
PIB Brazil-BACEN	3.80%	4.50%	4.30%	4.60%	4.60%	4.60%	4.60%
PIB Worldwide - FMI	4.30%	4.50%	4.60%	4.40%	4.40%	4.40%	4.40%
IPCA	5.40%	4.50%	4.40%	4.30%	4.30%	4.30%	4.30%
CPI-FMI	1.60%	2.40%	2.40%	2.30%	2.30%	2.30%	2.30%
SELIC	10.70%	9.50%	9.50%	8.90%	8.90%	8.90%	8.90%

The rates presented above do not consider any tax effect (pre-tax).

Based on Management analyses performed during the fourth quarter of 2011, no adjustments for reduction in the balances of the assets to recoverable value were identified.

In addition to the above mentioned recovery analysis, Management drew up a sensitivity analysis considering the variations in the EBITDA margin and in the nominal WACC as presented below:

	Variation
Apreciation (Depreciation)	3.0%	1.5%	0%	-1.5%	-3.0%
WACC	15.2%	13.7%	12.2%	10.7%	9.2%
EBITDA margin	15.6%	14.1%	12.6%	11.1%	9.6%

In none of the scenarios above considered, the Company determined the need to recognized an impairment provision to the intangible assets with indefinite useful life.

134

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

19.  LOANS AND FINANCING

	BR GAAP
	Parent company
	Charges (% p.a.)	Weighted average rate (% p.a.)	WAMT (*)	Current	Non- current	Balance 12.31.11	Balance 12.31.10
Local currency
Working capital	6.74%(6.74%on 12.31.10)	6.74%(6.74%on 12.31.10)	0.4	455,611	1,494	457,105	417,181

BNDES, FINEM, development bank credit lines and other secured debts	TJLP +4.52%(TJLP +2.86%on 12.31.10)	7.81%(8.07%on 12.31.10)	2.8	198,474	471,346	669,820	549,291

Export credit facility	TJLP / CDI +4.10%(TJLP / CDI +4.42% on 12.31.10)	10.10%(10.42%on 12.31.10)	1.7	301,987	332,920	634,907	387,717

Financing programs	IGPM +1.24%(IGPM +1.40%on 12.31.10)	1.74%(1.99%on 12.31.10)	9.0	5	12,454	12,459	10,469
				956,077	818,214	1,774,291	1,364,658
Foreign currency

Export credit facility	LIBOR / CDI +2.73%(LIBOR / CDI + 2.84%on 12.31.10) e.r. (US$ and other currencies)	3.20%(3.30%on 12.31.10) e.r. (US$ and other currencies)	3.0	469,405	748,831	1,218,236	809,745

BNDES, FINEM, development bank credit lines and other secured debts	UM BNDES +2.32%(UM BNDES+2.46% on 12.31.10) e.r. (US$ and other currencies)	5.91%(6.61%on 12.31.10) e.r. (US$ and other currencies)	1.8	20,297	30,297	50,594	53,992
				489,702	779,128	1,268,830	863,737
				1,445,779	1,597,342	3,043,121	2,228,395

(*) Weighted average maturity term (years).

135

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Charges (% p.a.)	Average interest rate (% p.a.)	WAMT (*)	Current	Non- current	Balance 12.31.11	Balance 12.31.10
Local currency
Working capital	6.82%(6.75%on 12.31.10)	6.82%(6.81%on 12.31.10)	0.5	953,453	1,494	954,947	705,330

BNDES, FINEM, development bank credit lines and other secured debts	TJLP +4.65%(TJLP +2.86%on 12.31.10)	8.42%(8.45%on 12.31.10)	2.9	451,360	989,995	1,441,355	1,934,187

Export credit facility	TJLP +4.23%(TJLP/CDI +4.42%on 12.31.10)	10.23%(10.42%on 12.31.10)	1.6	404,195	332,920	737,115	387,717

Financing programs	IGPM +1.20%(IGPM +1.40%on 12.31.10)	1.08%(3.00%on 12.31.10)	8.4	2,446	12,454	14,900	12,869

PESA	IGPM +4.93%(IGPM +4.89%on 12.31.10)	3.49%(13.21%on 12.31.10)	8.3	2,766	178,623	181,389	175,970
				1,814,220	1,515,486	3,329,706	3,216,073
Foreign currency
Advances on export contracts	1.18%+e.r. (US$)	1.18%	0.1	150,143	-	150,143	-

Bonds	7.25%(7.13%on 12.31.10)	7.25%(7.13%on 12.31.10)	7.9	46,817	1,856,871	1,903,688	1,688,919

Export credit facility	LIBOR/CDI +2.26%(LIBOR/CDI+2.24% on 12.31.10) e.r. (US$ and other currencies)	2.81%(2.30%on 12.31.10) e.r. (US$ and other currencies)	2.7	1,375,126	1,130,930	2,506,056	2,108,303

Working capital	8.25%+e.r. (US$/ARS) (8.25%on 12.31.10)	8.25%(8.25%on 12.31.10)	0.6	3,483	416	3,899	-

BNDES, FINEM, development bank credit lines and other secured debts	UM BNDES +2.35%(UM BNDES+2.46% on 12.31.10) e.r. (US$ and other currencies)	5.93%(6.61%on 12.31.10) v.c. (US$ and other currencies)	2.0	62,688	97,350	160,038	189,644
				1,638,257	3,085,567	4,723,824	3,986,866
				3,452,477	4,601,053	8,053,530	7,202,939

(*) Weighted average maturity term (years).

136

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

19.1.    Working capital

Rural credit: The Company and its subsidiaries entered into short term rural credit loams with several commercial banks, under a Brazilian Federal government program that others an incentive to investments in rural activities. The proceeds from these loans are used for working capital.

Industrial credit notes: We issue Industrial Credit Notes, receiving credits from official funds: Fund for Worker Support (“FAT”) and from the Constitutional Fund for financing in the Midwest (“FNE”). The notes have maturity dates of up to five years, ending in 2012 and 2023. These notes are secured by a pledge of machinery and equipment and real estate mortgages.

Working capital in foreign currency: Lines taken from financial institutions and used primarily for working capital current/short term and import operations or subsidiaries located in Argentina. The lines are denominated in Argentine Pesos and US Dollars, maturing in 2012.

19.2.    BNDES, FINEM, development bank credit lines and other secured debts

The Company and its subsidiaries have some outstanding obligations with BNDES. The loans were entered into for the acquisition of machinery, equipment and expansion of productive facilities.

FINEM: The Company has lines of Loans Financing Projects ("FINEM") which are subject to variations in the basket of currencies UMBNDES, which is composed of the currencies in which BNDES captures its resources. The impact of interest reflects the daily fluctuation of the currencies in the basket. The values of principal and interest are paid in monthly installments, with maturities between 2012 and 2019 and are secured by pledge of equipment, facilities and mortgage on the property owned by the Company.

PESA:  The Company has a loan facility obtained through the Special Program for Asset Recovery (“Programa Especial de Saneamento de Ativos”) subject to the variations of the IGPM plus interest of 4.93% p.a., secured by endorsements and pledges of public debt securities, presented in note 8.

19.3.    Fiscal incentives

State Tax Incentive Financing Programs: Under the terms of these programs, the Company was granted credit proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a spread.

137

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

19.4.    Export credits facilities

Pre-export facilities: Generally are denominated in US Dollars, maturing between 2012 and 2019. The export prepayment credit facilities are pegged to the LIBOR of three and twelve months plus a spread. Under the terms of each one of these credit facilities, the Company receives loans guaranteed by accounts receivable relating to exports of the products.

Trade-related facilities:  Denominated in U.S. Dollars and maturities range from one to seven years. Trade related facilities yield interest at LIBOR  plus a spread with quarterly, semi-annual or annual payments. The funds of these lines are used to purchase imported raw materials and other working capital needs.

BNDES facilities EXIM: These funds are used to finance exports and are subject to change TJLP, maturing in 2014. Settlement occurs in local currency without the risk associated with changes in foreign currencies.

Advances on exchange contracts:  The advances on exchange contracts (“ACCs”) are liabilities with commercial banks, where the principal is settled through exports of products, as shipped. Interest is paid in the settlement of the foreign exchange and the contracts are guaranteed by the actual exported goods. When the export documents are presented to the financing banks, these obligations start to be called advances against draft presentations (“ACEs”) and are written off only upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity in up to 360 days from the date of shipment of the exports, or short-term financing under the terms of the ACEs with maturity in up to 180 days from the date of the shipment of the exports. These loans are denominated in US Dollars.

19.5.    Bonds

BFF notes:  On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750,000, whose notes are guaranteed by BRF and by Sadia, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a. maturing on January 28, 2020.

Sadia Bonds:  In the total value of US$250,000. The bonds are guaranteed by BRF and by Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

138

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

19.6.    Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follow:

			BR GAAP	BR GAAP and IFRS
			Parent company	Consolidated
			12.31.11	12.31.11
2012			1,445,779	3,452,477
2013			365,481	776,851
2014			439,359	578,489
2015			60,940	142,427
2016 onwards			731,562	3,103,286
			3,043,121	8,053,530

19.7. Guarantees
	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Total of loans and financing	3,043,121	2,228,395	8,053,530	7,202,939
Mortgage guarantees	724,589	589,041	1,584,501	1,668,111
Related to FINEM-BNDES	490,835	525,282	1,134,809	1,438,823
Related to FNE-BNB	108,192	-	324,130	165,529
Related to tax incentives and other	125,562	63,759	125,562	63,759
Statutory lien on assets purchased with financing	36,046	10,845	38,454	11,218
Related to FINEM-BNDES	7,168	10,801	9,489	10,801
Related to FINAME-BNDES	-	-	87	373
Related to leasing	28,866	-	28,866	-
Related to tax incentives and other	12	44	12	44

The wholly-owned subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia’s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on December 31, 2011, totaled R$79,893 (R$83,899 as of December 31, 2010).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years, taking as warranty mortgage note of the property and equipment acquired through the program. The actual collateral is the land and equipment acquired by the outgrowers.  The total of guarantee as of December 31, 2011, amounted to R$509,550 (R$562,474 as of December 31, 2010).

On December 31, 2011, the Company contracted bank guarantees in the amount of R$646,462 (R$456,685 as of December 31, 2010) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.10% p.a. (1.19% p.a. as of December 31, 2010).

139

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

19.8.    Commitments

In the regular course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, which the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these financial statements and are presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	389,943	546,572
2013	160,972	297,311
2014	151,858	271,638
2015	151,425	270,205
2016 onwards	445,182	1,113,878
	1,299,380	2,499,604

The Company entered into leasing agreements denominated “built to suit” in which office facilities will be build by third parties. The agreements terms are 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or rent falling due, according to each contract.

The estimated schedule of future payments related to the built to suit agreement is set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	8,510	10,010
2013	17,173	18,673
2014	17,173	18,673
2015	17,173	17,173
2016 onwards	111,702	111,702
	171,731	176,231

140

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

20.  ACCOUNTS PAYABLE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Domestic Suppliers
Third parties	1,184,004	1,053,902	2,335,113	1,952,056
Related parties	30,932	6,769	5,930	1,323
	1,214,936	1,060,671	2,341,043	1,953,379
Foreign Suppliers
Third parties	53,592	35,806	340,300	105,817
Related parties	2,168	1,898	-	-
	55,760	37,704	340,300	105,817
	1,270,696	1,098,375	2,681,343	2,059,196

Accounts payable to suppliers are not subject to interest charges and are generally settled in average within 38 days.

The information on accounts payable involving related parties is presented in note 28. The related parties in the consolidated statements refer to transactions with the joint venture UP!.

141

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

21.  OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Derivative financial instruments
Cash flow hedge
Assets
Non-deliverable forward (NDF)	21,045	85,377	21,045	85,377
Currency option contracts	267	2,068	267	2,068
Exchange rate contracts (Swap)	1,048	-	1,048	-
	22,360	87,445	22,360	87,445
Liabilities
Non-deliverable forward (NDF)	(107,828)	-	(107,828)	-
Currency option contracts	(1,575)	-	(1,575)	-
Exchange rate contracts (Swap)	(69,835)	(78,254)	(112,590)	(78,254)
	(179,238)	(78,254)	(221,993)	(78,254)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward (NDF)	-	-	515	11,149
Live cattle forward contracts	29	-	29	-
Live cattle option contracts	551	2	551	2
Live cattle future contracts	4	-	4	-
	584	2	1,099	11,151
Liabilities
Non-deliverable forward (NDF)	-	-	(47)	(1,677)
Live cattle option contracts	(203)	(227)	(203)	(227)
Exchange rate contracts (Swap)	(48,158)	(886)	(48,158)	(886)
Dollars future contracts	(292)	(1,104)	(292)	(1,104)
Live cattle future contracts	-	(17)	-	(17)
	(48,653)	(2,234)	(48,700)	(3,911)
Current assets	22,944	87,447	23,459	98,596
Current liabilities	(227,891)	(80,488)	(270,693)	(82,164)

The collateral given in the transactions presented above are disclosed in note 8.

22.  LEASES

The Company is lessee in several contracts, which can be classified as operating or finance lease.

22.1.   Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, are presented below:

142

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	12.31.11	12.31.11
2012	70,187	352,309
2013	54,917	61,121
2014	40,598	40,598
2015	23,369	23,369
2016 onwards	44,561	44,561
	233,632	521,958

The payments of lease agreements recognized as expense in the current year amounted to R$49,366 (R$40,591 as of December 31, 2010) in the parent company and R$250,342 in the consolidated on December 31, 2011 (R$258,444 as of December 31, 2010).

22.2.   Financial lease

The Company contracts finance leases for acquisitions mainly of machinery, equipment and vehicles.

During the second semester of 2011, the Company contracted several finance leasing transactions in order to renew its cars fleet. As a consequence, the Company recorded financial debt of R$32,404 at the parent company and R$51,261 in its consolidated statement.

The Company controls the leased assets which are presented below:

	BR GAAP
	Parent company
	Weighted average annual rate %	12.31.11	12.31.10
Cost
Machinery and equipment		20,537	19,546
Vehicles		32,641	-
		53,178	19,546

Accumulated depreciation
Machinery and equipment	28.65	(12,792)	(11,261)
Vehicles	13.18	(1,379)	-
		(14,171)	(11,261)
		39,007	8,285

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation No. 645/10.

143

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Weighted average annual rate %	12.31.11	12.31.10
Cost
Machinery and equipment		24,999	19,546
Vehicles		51,498	-
		76,497	19,546

Accumulated depreciation
Machinery and equipment	28.69	(15,992)	(11,261)
Vehicles	13.46	(2,094)	-
		(18,086)	(11,261)
		58,411	8,285

(*) The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

The future minimum payments required are segregated as follows, and were booked as short and long term liabilities:

	BR GAAP and IFRS
	Parent Company
	12.31.11
	Present value of minimum payments	Interest	Minimum future payments
2012	21,399	2,255	23,654
2013	14,369	1,699	16,068
2014	1,196	203	1,399
2015	835	155	990
2016 onwards	185	36	221
	37,984	4,348	42,332

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Present value of minimum payments	Interest	Minimum future payments
2012	32,916	3,546	36,462
2013	21,831	2,683	24,514
2014	1,196	203	1,399
2015	835	155	990
2016 onwards	185	36	221
	56,963	6,623	63,586

The terms used in contracts for both modalities, with respect to renewal, adjustment and option to purchase, are market practices. In addition, there are no clauses or contingent payments relating to restrictions on dividends, interest payments on equity or additional debt funding.

144

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

23.  SHARE BASED PAYMENT

On March 31, 2010, the shareholders approved the stock option plan for officers of the Company and of its subsidiaries, consisting of two instruments: (i) stock option plan, granted annually to the beneficiary and (ii) additional stock option plan, optional for the beneficiary, who may adhere with part of their profit-sharing money. The basis of the vesting conditions will be the attainment of effective results and valuation of the Company’s business.

The plan includes shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) add value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established in the general guidelines of the plan and in the applicable legislation, which are disclosed in detail in the Company’s “Reference Form”.

The strike price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the BM&FBOVESPA, prior to the grant date, updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the remittance of the option exercise notice by the beneficiary.

The vesting period during which the participant cannot exercise the purchase of the shares ranges from 1 to 3 years and will observe the following deadlines from the grant date of the option:

  up to 1/3 of the total options may be exercised after one year;
  up to 2/3 of the total options may be exercised after two years; and
  all the options may be exercised after three years.

After the vesting period and within no more than five years from the grant date, the beneficiary will lose the right to the unexercised options.

To satisfy the exercise of the options, the Company may issue new shares or use shares held in treasury.

The breakdown of the outstanding granted options is presented as follow:

145

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Date			Quantity		Price of converted share		Share price
Grant date	Beginning of the year	End of the year	Options granted	Outstanding options	Granting date	Updated IPCA	at 12.31.11
09/27/07 (*)	09/27/10	09/27/12	1,329,980	486,780	37.70	47.56	36.42
05/03/10	02/05/11	02/05/15	1,540,011	1,312,141	21.35	25.63	36.42
07/01/10	06/30/11	06/30/15	36,900	36,900	24.75	25.63	36.42
05/02/11	05/01/12	05/01/16	2,463,525	2,442,125	30.85	31.67	36.42
			5,370,416	4,277,946

(*) Sadia’s stock options plan converted to BRF

The rollforward of the outstanding granted options for the twelve months period ended December 31, 2011, is presented as follows:

BR GAAP and IFRS
Consolidated
Quantity outstanding options as of December 31, 2010	2,497,258
Granted	2,463,525
Exercised	(391,830)
Canceled	(291,007)
Quantity outstanding options as of December 31, 2011	4,277,946

The weighted average strike prices of the options is R$31.57 (thirty one Brazilian Reais and fifty seven cent), and the weighted average of the remaining contractual term is 43 months on December 31, 2011, 486,780 of the stock options outstanding are exercisable.

On December 31, 2011, the Company presented in shareholders’ equity the fair value of the options in the amount of R$22,430 (R$6,586 as of December 31, 2010). In the statement of income the amount recognized as expense was R$15,844 (R$4,826 expense reversal as of December 31, 2010).

During the year ended December 31, 2011, the Company’s executives exercised  391,830 shares, with average price of R$27.21 (twenty seven Brazilian Reais and twenty one cents) for the amount of R$10,661. In order to comply with this commitment the Company utilized the treasury shares that had an acquisition cost of R$18.82 (eighteen Brazilian Reais and eighty two cents), a gain in the amount of R$3,286 was recorded as capital reserve.

The fair value of the stock options was measured indirectly using the Black-Scholes pricing model, based on the following assumptions:

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Explanatory Notes

(in thousands of Brazilian Reais)

12.31.11
Expected maturity of the option:
Exercise in the 1st year	3.0 years
Exercise in the 2nd year	3.5 years
Exercise in the 3rd year	4.0 years
Risk-free interest rate	6.62%
Volatility	41.20%
Expected dividends over shares	1.13%
Expected inflation rate	4.64%

23.1.    Expected period

The expected period is that in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

23.2.    Risk-free interest rate

The Company uses as a risk-free interest rate the National Treasury Bond  (“NTN-B”) available on the date of calculation and with maturity equivalent to the life of the option.

23.3.    Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code BRFS3.

23.4.    Expected dividends

The percentage of dividends used was obtained based on the average payment of dividends per share in relation to the market value of the shares, for the past four years.

23.5.    Expected inflation rate

The expected average inflation rate is determined based on estimated IPCA by Central Bank of Brazil, weighted between the closing date of financial statements and the exercise date of the vested options.

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Explanatory Notes

(in thousands of Brazilian Reais)

24.  SUPPLEMENTARY RETIREMENT PLAN AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees.

The actuarial assets and liabilities and the effects in the statement of income are presented below:

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Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.11		12.31.10
	BFPP	FAF	BFPP	FAF
Reconciliation of assets and liabilities
Present value of actuarial liabilities	(10,261)	(1,377,828)	(9,071)	(1,164,878)
Fair value of assets	10,844	1,897,731	11,244	1,768,947
Deficit not recognized	(583)	(519,903)	(2,173)	(604,069)
Net assets (liabilities)	-	-	-	-

Transfer of the net actuarial asset (liability)
Net assets of the plan on December 31, 2010	2,173	604,069	1,779	631,312
Revenue (expense) recognized in income	468	79,918	263	82,726
Service cost	-	(28,065)	-	(22,851)
Gain (loss) recognized	(2,058)	(136,019)	131	(87,118)
Net assets of the plan on December 31, 2011	583	519,903	2,173	604,069

Changes in project benefit obligation
Present value of actuarial obligations on December 31, 2010	(9,071)	(1,164,878)	(7,255)	(938,973)
Interest on actuarial obligations	(1,031)	(115,980)	(781)	(108,261)
Service cost	-	(28,065)	-	(22,851)
Beneficit paid	695	58,718	616	54,707
Loss actuarial	(854)	(127,623)	(1,651)	(149,500)
Present value of actuarial liabilities on December 31, 2011	(10,261)	(1,377,828)	(9,071)	(1,164,878)

Changes in plan assets
Fair value in plan assets on December 31, 2010	11,244	1,768,947	9,034	1,570,285
Expected return on plan	1,499	195,898	1,044	190,987
Beneficit paid	(695)	(58,718)	(616)	(54,707)
Gain (loss) actuarial	(1,204)	(8,396)	1,782	62,382
Fair value in plan assets on December 31, 2011	10,844	1,897,731	11,244	1,768,947

Revenue and expense recagnized
Interest cost	(1,031)	(115,980)	(781)	(108,261)
Service cost	-	(28,065)	-	(22,851)
Expected return on plan assets	1,499	195,898	1,044	190,987
	468	51,853	263	59,875

Revenue and expense
Service cost	-	(32,547)	-	(28,065)
Interest cost	(1,019)	(137,741)	(1,031)	(115,980)
Expected return on plan assets	1,367	220,144	1,499	195,898
	348	49,856	468	51,853

Actuarial premises
Economic hypothesis
Discount rate	10.29% p.a.	10.25% p.a.	11.78% p.a.	11.78% p.a.
Projected return on the assets	13.04% p.a.	11.81% p.a.	13.72% p.a.	13.72% p.a.
Inflation rate	4.50% p.a.	4.50% p.a.	5.65% p.a.	5.65% p.a.
Rate of wage growth	0.00% p.a.	6.59% p.a.	0.00% p.a.	0.00% p.a.

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of mortality of the disabled	RRB-1983	IAPC	RRB-1983	RRB-1983

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Explanatory Notes

(in thousands of Brazilian Reais)

24.1.    Supplementary retirement plan

24.1.1. BFPP

Brasil Foods Previdência Privada (“BFPP”), previously denominated as Perdigão Sociedade de Previdência Privada (“PSPP”) was created in April 1997, sponsored by the Company and its subsidiaries.

The purpose of BFPP is the management of supplementary plans of benefits of retirement for the employees of the sponsors. BFPP manages three retirement plans. Plan I and Plan II which is closed to new adhesions, and Plan III, which has been in operation since October 1, 2011.

The plan III was created as result of the association between Sadia and BRF in order to meet the employees who were not participating in any of the previous plan.

In plans I, II and III, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants), and the actuarial calculations are made by independent actuaries, on a yearly basis, according to the rules in force.

Should the participant end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor. The asset presented in the balance of the fund of reversion amounts to R$5,379 (R$4,102 as of December 31, 2010) and was recorded as other current assets.

Although the plans offered by BFPP are basically of defined contribution, there is a small portion of defined benefits, as presented in the schedule above. The demographic data of the plan are presented below:

	Plan I	Plan II	Plan III	Plan I	Plan II
	12.31.11			12.31.10
Number of active participants	1,983	11,193	615	2,344	11,735
Number of self-sponsored participants	13	109	-	19	85
Number of participants in deferred proportional benefit	8	30	-	9	30
Number of beneficiary participants	51	12	-	50	6
Contributions of the sponsor	236	8,084	72	276	6,649

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Explanatory Notes

(in thousands of Brazilian Reais)

The composition of the investment portfolios of the BFPP plans is presented below:

	BFPP
	12.31.11		12.31.10
Composition of the fund's portfolio:
Fixed income	160,074	76.5%	133,693	73.7%
Variable income	49,287	23.5%	47,802	26.3%
	209,361	100.0%	181,495	100.0%
Fixed income
Financial treasury bills	20,025	12.5%	25,869	19.3%
Nacional treasury notes	73,718	46.1%	68,123	51.0%
Bank deposit certificate	9,457	5.9%	13,134	9.8%
Interbank deposit certificate	20,729	12.9%	14,455	10.8%
Debêntures	8,127	5.1%	9,591	7.2%
Commited transations	4,531	2.8%	1,239	0.9%
Nacional treasury bills	21,698	13.6%	-	-
Others	1,789	1.1%	1,282	1.0%
	160,074	100.0%	133,693	100.0%
Variable income
Shares	49,241	99.9%	47,802	100.0%
Options	46	0.1%	-	-
	49,287	100.0%	47,802	100.0%

The real return on assets of the plans for the year ended December 31, 2011 was 8.98% (5.50% as of December 31, 2010).

24.1.2.  FAF

The subsidiary Sadia sponsors a plan of social-security benefits, in the modality of defined benefit, intended for its employees and administered by Attilio Francisco Xavier Fontana Foundation (“FAF”).

The benefit of supplementary retirement is defined as the difference between (i) the benefit salary (updated average of the last 12 updated salaries of participation, capped at 80% of the last participation salary) and (ii) the value of the retirement paid by the official social-security regime. The benefit of supplementation is adjusted on a yearly basis at the INPC.

The actuarial regime adopted is that of capitalization for supplementation of retirements and pensions and simple sharing for the supplementations of sick pay.  The contribution of Sadia is made through a percentage that applies to the payroll of the active participants, according to the cost plan prepared on yearly basis by independent actuaries and approved by the Deliberative Council of FAF.

According to the bylaws of the FAF, the sponsoring company is severally liable for the obligations contracted by the entity with its participants and dependents.

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Explanatory Notes

(in thousands of Brazilian Reais)

As from January 1, 2003, the wholly-owned subsidiary Sadia started to offer a benefit plan in the modality of defined contribution managed by an open-ended entity of supplementary social security, for all the employees admitted by Sadia and its subsidiaries.  The funding of the plan is proportional in relation to the basic monthly contribution (mandatory), whose portion of the subsidiary is equal to that made by the employee according to a scale of contribution based on salary ranges, which vary from 1.5% to 6% of the respective remuneration, in accordance with the ceiling of contribution that is updated every year.

The contributions made by Sadia in the fiscal year ended December 31, 2011, amounted to R$2,800 (R$2,583 as of December 31, 2010), on that date the plan had 1,376 participants (1,501 participants as of December 31, 2010).

As demonstrated in the schedules above, the plans of BFPP and of FAF had assets in the fiscal years ended December 31, 2011 and December 31, 2010, however, an asset could only be acknowledged if it is clearly evidenced that such asset could actually reduce the contributions of the sponsor or that it will be reimbursable in the future, based on the actuarial reports of these same year, the Company could not benefit from the surplus of the plans, therefore the assets were not acknowledged in the financial statements.

The demographic data of the plan is presented below:

	FAF
	12.31.11	12.31.10
Number of active participants	10,781	11,472
Number of self-sponsored participants	968	869
Number of participants in deferred proportional benefit	50	37
Number of beneficiary participants	4,714	4,563
Contributions of the sponsor	1,533	1,255

The composition of the investment portfolios of the FAF plans are presented below:

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Explanatory Notes

(in thousands of Brazilian Reais)

	FAF
	12.31.11		12.31.10
Composition of the fund's portfolio:
Fixed income	1,527,676	79.6%	1,415,315	78.6%
Variable income	224,459	11.7%	225,842	12.6%
Structured investments	20,301	1.1%	11,566	0.6%
Real estate	133,621	7.0%	136,316	7.6%
Transactions with participants	11,600	0.6%	10,829	0.6%
	1,917,657	100.0%	1,799,868	100.0%
Fixed income
Brazilian financial treasury bill	-	-	69,972	4.9%
Brazilian treasury notes - Series F	31,451	2.1%	-	-
Brazilian treasury notes - Series B	729,992	47.6%	611,006	43.2%
Brazilian treasury certificates	47,234	3.1%	61,667	4.4%
Financial bill	65,578	4.3%	36,049	2.5%
Time deposits	30,039	2.0%	10,016	0.7%
Investment funds	43,601	2.9%	13,541	1.0%
Exclusive fund	579,781	38.0%	613,064	43.3%
	1,527,676	100.0%	1,415,315	100.0%
Variable income
Shares	82,605	36.8%	61,891	27.4%
Investment funds	9,403	4.2%	10,014	4.4%
Exclusive fund	132,451	59.0%	153,937	68.2%
	224,459	100.0%	225,842	100.0%
Structured investments
Investment funds	16,874	83.1%	10,156	87.8%
Exclusive fund	3,427	16.9%	1,410	12.2%
	20,301	100.0%	11,566	100.0%
Real estate
For own use	-	-	1,908	1.5%
Leased to sponsors	85,881	64.2%	125,742	92.2%
Leased to others	8,097	6.1%	5,223	3.8%
Rights on the sale of properties	39,643	29.7%	3,443	2.5%
	133,621	100.0%	136,316	100.0%
Transactions with participants
Simple loan	11,600	100.0%	10,829	100.0%
	11,600	100.0%	10,829	100.0%

The real return on assets of the plans in the fiscal year ended December 31, 2011 was 5.16% (6.67% as of December 31, 2010).

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Explanatory Notes

(in thousands of Brazilian Reais)

24.2.    Other benefits

The transfers of the assets and actuarial liabilities related to other benefits, prepared according to the actuarial report, are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Award for length of service	Medical plan	FGTS penalty	Others
Conciliation of assets and liabilities
Present value of actuarial obligations	(33,107)	(85,156)	(113,393)	(34,389)
Liability net	(33,107)	(85,156)	(113,393)	(34,389)

Transfer of the net actuarial liability
Net liability of the plan on December 31, 2010	(47,374)	(67,205)	(137,878)	(22,041)
Expense acknowledged in the income	(4,615)	(6,783)	(13,720)	(2,162)
Service cost	(4,963)	(2,592)	(12,099)	(1,435)
Change in policy (*)	(13,245)	-	-	-
Contributions of the sponsor	9,385	1,555	2,326	3,898
Gain (loss) through DRA	27,705	(10,131)	47,978	(12,649)
Net liability of the plan on December 31, 2011	(33,107)	(85,156)	(113,393)	(34,389)

Changes in project benefit obligation
Present value of actuarial obligations on December 31, 2010	(47,374)	(67,205)	(137,878)	(22,041)
Interest on actuarial obligations	(4,615)	(6,783)	(13,720)	(2,162)
Service cost	(4,963)	(2,592)	(12,099)	(1,435)
Beneficit paid	9,385	1,555	2,326	3,898
Change in policy (*)	(13,245)	-	-	-
Gain (loss) actuarial	27,705	(10,131)	47,978	(12,649)
Present value of actuarial obligations on December 31, 2011	(33,107)	(85,156)	(113,393)	(34,389)

Changes in plan assets
Beneficit paid	(9,385)	(1,555)	(2,326)	(3,898)
Contributions of the sponsor	9,385	1,555	2,326	3,898
Fair value in plan assets on December 31, 2011	-	-	-	-

Revenue and expense recagnized
Interest cost	(4,615)	(6,783)	(13,720)	(2,162)
Service cost	(4,963)	(2,592)	(12,099)	(1,435)
	(9,578)	(9,375)	(25,819)	(3,597)

Revenue and expense
Service cost	(1,910)	(3,739)	(6,388)	(1,858)
Interest cost	(2,901)	(8,591)	(11,501)	(3,234)
	(4,811)	(12,330)	(17,889)	(5,092)

Actuarial premises
Economic hypothesis
Discount rate	10.25% p.a.	10.25% p.a.	10.25% p.a.	10.25% p.a.
Projected return on the assets	N/A	N/A	N/A	N/A
Inflation rate	4.50% p.a.	4.50% p.a.	4.50% p.a.	4.50% p.a.
Rate of wage growth	6.59% p.a.	6.59% p.a.	6.59% p.a.	6.59% p.a.

Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of mortality of the disabled	IAPC	IAPC	IAPC	IAPC

(*) See note 24.2.3.

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Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.10
	Award for length of service	Medical plan	FGTS penalty	Others
Conciliation of assets and liabilities
Present value of actuarial obligations	(47,374)	(67,205)	(137,878)	(22,041)
Liability net	(47,374)	(67,205)	(137,878)	(22,041)

Transfer of the net actuarial liability
Net liability of the plan on December 31, 2009	(40,944)	(56,865)	(129,368)	(22,551)
Expense acknowledged in the income	(4,636)	(6,545)	(14,380)	(2,475)
Service cost	(4,351)	(2,391)	(12,140)	(1,353)
Beneficit paid	-	-	1,771	-
Contributions of the sponsor	3,988	1,526	4,308	6,639
Gain (loss) through DRA	(1,431)	(2,930)	11,931	(2,301)
Net liability of the plan on December 31, 2010	(47,374)	(67,205)	(137,878)	(22,041)

Changes in project benefit obligation
Present value of actuarial obligations on December 31, 2009	(40,944)	(56,865)	(129,368)	(22,551)
Interest on actuarial obligations	(4,636)	(6,545)	(14,380)	(2,475)
Service cost	(4,351)	(2,391)	(12,140)	(1,353)
Beneficit paid	3,988	1,526	6,079	6,639
Gain (loss) actuarial	(1,431)	(2,930)	11,931	(2,301)
Present value of actuarial obligations on December 31, 2010	(47,374)	(67,205)	(137,878)	(22,041)

Changes in plan assets
Beneficit paid	(3,988)	(1,526)	(4,308)	(6,639)
Contributions of the sponsor	3,988	1,526	4,308	6,639
Fair value in plan assets on December 31, 2010	-	-	-	-

Revenue and expense recagnized
Interest cost	(4,636)	(6,545)	(14,380)	(2,475)
Gain (loss) actuarial	(1,101)	-	-	-
Service cost	(4,681)	(2,391)	(12,140)	(1,353)
	(10,418)	(8,936)	(26,520)	(3,828)

Revenue and expense
Service cost	(3,016)	(1,260)	(6,268)	(1,436)
Interest cost	(3,095)	(4,306)	(6,592)	(2,162)
	(6,111)	(5,566)	(12,860)	(3,598)

Actuarial premises
Economic hypothesis
Discount rate	10.24 % p.a.	10.24 % p.a.	10.24 % p.a.	10.24 % p.a.
Projected return on the assets	N/A	N/A	N/A	N/A
Inflation rate	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.
Rate of wage growth	6.08% p.a.	0.00% p.a.	6.08% p.a.	6.08% p.a.

Demographic hypotheses
Mortality schedule	N/A	N/A	N/A	N/A
Schedule of mortality of the disabled	N/A	N/A	N/A	N/A

24.2.1.  Medical Plan

The Company registered the obligations resulting from Law No. 9.656 and Deliberation of the Council of Supplementary Health No. 21/99, which guarantees to the retired employee that contributed to the health plan by reason of employment relationship, for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage enjoyed when the employment contract was in force, provided that they assume full payment.

If there was a variation of 1% in the tendency of evolution of the expenses with Health Care Costs Trend (“HCCT”), the corresponding liability would suffer the following impacts:

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Explanatory Notes

(in thousands of Brazilian Reais)

impacts:

	12.31.11
	Parent company		Consolidated
	1.0%	-1.0%	1.0%	-1.0%
Variation of the actuarial obligation	7,020	5,399	16,730	13,126

24.2.2.  F.G.T.S. fine at the time of retirement of the employee

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees, and so by means of actuarial calculation and based on the practices of discharge that the Company acknowledged the related liability.

24.2.3.    Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered, the actuarial liability resulting from that practice was recorded in the balance sheet. During the 2011 fiscal year, the parent company changed the awards from gifts to cash.

24.2.4.  Severance pay

The executive offices discharged on the initiative of the Company, in addition to full pay, are eligible to receive a compensation equivalent to 0.5 salary in force at the time of discharge, for each year or fraction of year worked for the Company.

The grant of this benefit is subject to an assessment of the career, performance and length of service of the beneficiary, actuarial liability resulting from that practice was recorded in the balance sheet.

By decision of the Company's Management, this benefit will be discontinued starting in 2012, new employees are not eligible, keeping only the benefit for current employees.

24.2.5.  Retirement compensation

On retirement, managers with executive position in addition to the legal funds, are unreadable to additional compensation of 0.5 prevailing wage at the time of retirement for each year worked.

The granting of this benefit is subject to an assessment of his career, performance and length of service of the beneficiary, the actuarial liability resulting from this practice was recorded on the balance sheet.

The expenses incurred with all the benefits presented above were acknowledged in the statement of income in the item ‘other operating revenues (expenses)’ and include:  interest paid, actuarial gain (loss), cost of the service and revenue expected from the asset of the plan.

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Explanatory Notes

(in thousands of Brazilian Reais)

The actuarial gains and losses acknowledged in other comprehensive results are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
At the beginning of the year	(39,883)	(23,090)
Rollforward	28,025	(16,793)
At the end of the year	(11,858)	(39,883)

25.  PROVISION FOR TAX, CIVIL AND LABOR RISK

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social security and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “probable”, “possible” or “remote”. The provisions recorded relating to such proceedings fairly reflect the probable losses as determined by the Company’s Management, based on legal advice and reasonably reflect the estimated and probable losses.

In case, the Company is involved in judicial proceedings for which the amount is not known or cannot be reasonably estimated, but the probability of losses is probable, the amount will not be recorded, however, its nature will be disclosed.

The Company’s Management believes that its provisions for tax, civil and labor contingencies, accounted for according to CVM Deliberation No. 594/09, is sufficient to cover eventual losses related to its legal proceedings, as presented below:

25.1.    Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

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Explanatory Notes

(in thousands of Brazilian Reais)

		BR GAAP
		Parent company
		12.31.10	Additions	Reversals	Payments	Price index update	12.31.11
Tax		110,731	66,760	(37,351)	(17,489)	5,862	128,513
Labor		38,141	74,808	(17,624)	(50,996)	9,226	53,555
Civil, commercial and other		26,371	16,955	(9,515)	(10,334)	2,895	26,372
		175,243	158,523	(64,490)	(78,819)	17,983	208,440

Current		43,853					68,550
Non-current		131,390					139,890

	BR GAAP and IFRS
	Consolidated
	12.31.10	Additions	Reversals	Payments	Price index update	Business combination (1)	12.31.11
Tax	209,528	82,017	(47,698)	(22,870)	10,646	-	231,623
Labor	110,152	111,463	(52,649)	(80,144)	14,896	1,444	105,162
Civil, commercial and other	97,014	17,599	(31,805)	(41,701)	4,067	-	45,174
Contingent liabilities	630,258	-	-	(58,517)	-	-	571,741
	1,046,952	211,079	(132,152)	(203,232)	29,609	1,444	953,700
Current	65,138						118,466
Non-current	981,814						835,234

(1) Business combination with Avex and Dánica group on October 3, 2011.

25.1.1.   Tax

The consolidated tax contingencies classified as probable losses involve the following main legal proceedings:

Income tax and social contribution: The Company recorded a provision of R$25,999 (R$23,233 as of December 31, 2010) being: (i) R$16,644 (R$15,294 as of December 31, 2010) related to a tax assessment notice challenging one of its subsidiaries; (ii) R$7,421 related to the disallowance of claims from a subsidiary acquired in 2008 from the Tax Recovery Program (“REFIS”); and (iii) R$1,934 (R$7,939 as of December 31, 2010) related to other lawsuits.

ICMS: The Company is involved in administrative and judicial tax disputes associated to the register and/or maintenance of ICMS tax credits on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amounts to R$79,041 (R$66,752 as of December 31, 2010).

PIS and COFINS: The Company discusses the use of certain a credits arising from the acquisition of inputs used to offset federal taxes, which amount is R$ 66,336 (R$ 34,161 as of December 31, 2010).

Other tax contingencies: The Company recorded other provisions for lawsuits related to payment of social security contributions (SAT, INCRA, FUNRURAL, Education Salary), as well as to tax debts arising from differences of accessory obligations, duties, payment of legal fees and others, totaling a provision of R$56,179 (R$41,270 as of December 31, 2010).

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

25.1.2.  Labor

The Company is defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the lower courts, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal advisors, the provision is sufficient to cover probable losses.

25.1.3.Civil, commercial and others

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The legal actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

25.2.    Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, commercial, labor and social security contingencies, for which losses have been assessed as possible.

25.2.1.Tax

The tax contingencies which the probability of losses were classified as possible amounted to R$5,295,018 (R$3,523,675 as of December 31, 2010), from which R$565,909 (R$578,493 as of December 31, 2010) were recorded and are relate to the corresponding estimated fair value of contingent liabilities resulting from the business combination with Sadia, according to paragraph 23 of CVM Deliberation No. 665/11.

The most relevant tax cases for which the risk of losses is classified as possible are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Internal Revenue Service for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries established abroad, in a total amount of R$365,787 (R$164,800 as of December 31, 2010). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation. The total profits earned abroad is presented in note 14.3.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Income Tax and Social Contribution: The Company is involved in administrative disputes associated to the use of tax losses, refunds and offset of income tax and social contribution taxes credits against other federal tax debits, including credits generated by the Plano Verão legal dispute, in a total amount of R$222,486 (R$114,681 as of December 31, 2010). The 2011 increase relates to new cases as well as to price index.

ICMS: The Company is involved in the following disputes associated to the ICMS tax: (i) alleged undue ICMS tax credits generated by tax incentives granted by the origin States (“guerra fiscal”) in a total amount of R$1,331,649 (R$1,057,311 as of December 31, 2010); (ii) maintenance of ICMS tax credits on the acquisition of essencial products with a reduced tax burden (“cesta básica”) in a total amount of R$493,944 (R$388,913 as of December 31, 2010);  (iii) register of ICMS tax deemed credits in a total amount of R$86,219 (R$10,808 as of December 31, 2010); and (iv) R$563,464 (R$564,987 as of December 31, 2010) related to other lawsuits.

IPI: The Company discusses administratively the non-ratification of compensation of IPI credits resulting from purchases of goods not taxed, sales to Manaus Free Zone and purchases of supplies of non-taxpayers with PIS and COFINS in the amount of R$124,963 (R$54,994 as of December, 2010).

IPI Premium Credits: The wholly-owned subsidiary Sadia is involved in a judicial dispute related to the alleged undue offset of IPI Premium Credits against other federal taxes in a total amount of R$399,708 (R$387,348 as of December 31, 2010). The Company recorded these credits based on a final judicial decision.

PIS and COFINS: The Company is involved in administrative proceedings regarding the offset of credits against other federal tax debits, in the amount of R$582,926 (R$389,968 as of December 31, 2010). The 2011 increase relates to new cases as well as to price index.

Normative Instruction 86: The Company was assessed by the Brazilian Internal Revenue Service for a total amount of R$158,161 related to an isolated fine as a result of alleged non-compliance and delivery of 2003-2005 magnetic files to the tax authorities.

Social Security Taxes: The Company is involved in disputes related to social security taxes allegedly due on payments to service providers as well as jointly responsible with civil construction service providers and others in a total amount of R$185,286 (R$165,143 as of December 31, 2010).

Other Contingencies: The Company is involved in other tax contingencies including rural activity, transfer price, social contribution tax basis and several other, totalling R$150,958 (R$158,535 as of December 31, 2010).

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Additionally, the Company’s Management judged proper to disclose information related to the lawsuit in which it was included as co-responsible in a debt from Huaine Participações Ltda (former holding of Perdigão). In this lawsuit it is being discussed the inclusion of the Company in the liability from the tax execution in the amount of R$572,188. On February 16, 2012, the Company received a favorable decision from the Superior Court, in which it determined the matter to be judged again by the lower court. The Company’s legal advisors classified the risk of losses as remote.

25.2.2.Civil lawsuits

As of December 31, 2011, the wholly-owned subsidiary Sadia has other civil contingencies in the amount of R$129,805  (R$70,640  as of December 31, 2010).

The subsidiary Sadia and some of its current and former executives were named as defendants in five class actions suits arising from investors of American Depositary Receipts (“ADRs”) issued by Sadia and acquired in the period from April 30, 2008 to September 26, 2008 (Class Period). These claims were filed in the Southern District of New York federal court in the United States of America, seeking remediation in accordance with U.S. Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts entered during the Class Period. By order of the U.S. court, the five class actions suits were consolidated into a single case (Class Action) on behalf of the Sadia’s investors group. During the second semester of 2011, the Company reached a final agreement with the plaintiffs homologated by the U.S. judicial authority and as a consequence settled the case with a payment of US$27,000. The Company’s previously recorded a provision superior to the amount of the settlement, therefore, a reversal in the amount of R$118,684 was recorded in the other operating income. The Company understands that the likelihood of having new lawsuits related to this Class Action is remote.

26.  SHAREHOLDERS’ EQUITY

26.1.    Capital stock

On December 31, 2011 and December 31, 2010, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

26.2. Breakdown of capital stock
				BR GAAP and IFRS
				Consolidated
				12.31.11	12.31.10
Common shares				872,473,246	872,473,246
Treasury shares				(3,019,442)	(781,172)
Outstanding shares				869,453,804	871,692,074

26.3. Rollforward of outstanding shares

				BR GAAP and IFRS
				Consolidated
				Quantity outstanding of shares
				12.31.11	12.31.10
Shares on December 31, 2010				871,692,074	870,021,066
Purchase of share (treasury)				(2,630,100)	-
Sale of shares (share based payment)				391,830	1,671,008
Shares on December 31, 2011				869,453,804	871,692,074

26.4. Shareholders’ remuneration
				12.31.11	12.31.10
Net income				1,367,409	804,106
Legal reserve (5%)				(68,370)	(40,206)
Dividends calculation base				1,299,039	763,900
Shareholdres' remunaration in the form of interest on shareholders' equity:
Paid on August 29, 2011 (net income tax in the amount of R$24,926)				267,418	-
Paid on February 15, 2012 (net income tax in the amount of R$29,222)				310,166	-
Paid concerning the financial year 2010 (net income tax in the amount of R$17,605)				-	244,895
Total of shareholders' equity				577,584	244,895
Percentage of calculation base				44.46%	32.06%

Earnings paid per share				0.72705	0.30166

26.5. Profit distribution

		Income appropriation		Reserve balances
	Limit on capital %	12.31.11	12.31.10	12.31.11	12.31.10
Adjustment to CPCs/IFRS	-	-	186,131	-	-
Gain actuarial FAF	-	39,517	18,475	-	-
Interest on shareholders' equity	-	632,134	262,500	-	-
Legal reserve	20	68,370	40,206	179,585	111,215
Capital increase reserve	20	265,578	119,900	545,734	280,156
Reserve for expansion	80	305,268	176,894	978,585	673,317
Reserve for tax incentives	-	56,542	-	56,542	-
		1,367,409	804,106	1,760,446	1,064,688

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Legal reserve: Five percent (5%) of net income raised in each fiscal year as specified in article 193 of Law No 6404/76, modified by Law  No 11.638/07, which shall not exceed twenty percent (20%) of the capital stock.

Reserve for capital increase: Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock.

Reserve for expansion: up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the capital stock.

Reserve for tax incentives: constituted as specified in article 195-A of the Law No 6.404/1976, modified by Law  No 11.638/07, based on the value of donations on government grants for investment.

26.6.    Treasury shares

During the year ended December 31, 2011, as authorized by the Board of Directors, the Company acquired 2,630,100 of its own shares at a cost of R$71,956. The repurchase program was approved to acquire up to 4,068,336 common shares, without par value, with the purpose to be held in treasury for eventual compliance with the provisions in the stock option plans. Therefore on December 31, 2011, the Company has 3,019,442 shares in treasury, at a average cost of R$21.63 (twenty one Brazilian Reais and sixty three cents) per share with a market value of R$109,968.

26.7.    Breakdown of the capital by owner

The shareholding position of the largest shareholders, management, members of the Board of Directors and Audit Committee of the Company is presented below (not audited):

	12.31.11		12.31.10
Shareholders	Quantity	%	Quantity	%
Main shareholders
Shareholders' that take part of voting agreement	240,061,726	27.52	244,567,498	28.03
Tarpon	69,988,490	8.02	61,106,290	7.00
Management
Board of directors	9,721,600	1.11	14,313,032	1.64
Executives	100,932	0.01	646	-
Treasury shares	3,019,442	0.35	781,172	0.09
Other	549,581,056	62.99	551,704,608	63.24
	872,473,246	100.00	872,473,246	100.00

The shareholding position of the controlling shareholders that belong to the voting agreement and/or holders of more than 5% of the voting stock is presented below:

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

		12.31.11		12.31.10
Shareholders	Quantity	%	Quantity	%
Caixa de Previd. dos Func. Do Banco do Brasil (1)	111,364,918	12.76	110,846,320	12.70
Fundação Petrobrás de Seguridade Social - Petros (1)	89,866,382	10.30	87,560,126	10.04
Fundação Sistel de Seguridade Social (1)	11,725,832	1.34	13,127,812	1.50
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	23,629,690	2.71	25,828,036	2.96
FPRV1 Sabiá FIM Previdenciário (2)	3,474,904	0.40	7,205,204	0.84
Tarpon	69,988,490	8.02	61,106,290	7.00
	310,050,216	35.53	305,673,788	35.04
Other	562,423,030	64.47	566,799,458	64.96
	872,473,246	100.00	872,473,246	100.00

(1) The pension funds are controlled by employees that participate in the respective companies.

(2) Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The shares of common stock currently held by this fund are tied to the voting agreement signed by the Pension Funds.

27.  GOVERNMENT GRANTS

27.1 Grants related to assets

On November 18, 2008 the subsidiary Sadia received a land as a donation which is located in the  State of Pernambuco. The fair value on that date corresponded to   R$4,228. The donation was subject to the construction of a manufacturing facilities plant, generating jobs, economic and social development to the region.

Pursuant to the requirements from Deliberation CVM No. 555/08, the fair value of the land, obtained from a local specialist broker, was recorded in the non-current assets with a corresponding entry in the non-current liabilities.

The value attributed to the land has being recognized proportionally in the statement of income to the depreciation of the manufacturing facility. As of December 31, 2011, the amortization recognized totaled R$192 (R$117 as of December 31, 2010).

27.2 Grants related to Income through tax benefits

The Company has tax benefits related to ICMS for investments granted by states governments of Goiás, Pernambuco, Mato Grosso and Bahia.  Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development in the respective states, being accounted for as a reserve for tax incentives in the shareholders’ equity.

On December 31, 2011, this incentive totaled R$97,425, from which R$49,144 was recorded in the parent company in the reserve for tax incentives. The remaining amount of R$48,281 was recorded in the wholly-owned subsidiary Sadia and utilized to absorb the accumulated losses, and therefore it is not part of the balance of the reserve for tax incentives, in accordance with the current tax legislation. These incentives were not utilized in the 2010 fiscal year.

164

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The total amount of these tax benefits is related to the following state programs:

•        State of Bahia Industrial and Economic Integration Development Program (“DESENVOLVE”): this program aims to promote and diversify the industrial and agricultural activity, with the formation of high density industrial areas in the economic regions and integration of productive chains that are essential to the economic and social development as well as job and income generation in the state. The total amount of incentive recognized in the statement of income was R$3,927.

•        State of Pernambuco Development Program (“PRODEPE”): this program intends to attract and promote investments in industrial activity and wholesale trade of Pernambuco, by granting tax and financial incentives, becoming effective in accordance to the current legislation. The total amount of this incentive was R$42,542.

•        State of Mato Grosso Industrial and Commercial Development Program (“PRODEIC”): the program has purpose of leveraging the development of economic activities defined as strategic and designated to the priority production of goods and services in the State, considering social and environmental aspects, in order to improve  the Human Development Index (“IDH”) and the social welfare. The total amount of this incentive was R$32,803.

•        State of Goiás Participation and Development for Industrialization Fund (“FOMENTAR”): this program intends to stimulate the implementation and expansion of industrial enterprises that promote the industrial development in the State. The total amount of this incentive was R$18,154.

27.3 Grants related to government assistance

The Company recognized the benefits from the Special Credit for Investments (“CEI”) granted by the State of Goiás, applied to the implementation of an agro-industrial complex for heavy poultry meat, proportional to the execution of the correspondent project. This special credit, which totaled R$7,397 on December 31, 2011 (R$9,156 on December 31, 2010), refers to 40% of the total estimated amount of fixed investments that were made by the Company.

165

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

28.  EARNING PER SHARE

	12.31.11	12.31.10
Basic numerator:
Net income for the period attributable to BRF shareholders	1,367,409	804,106

Basic denominator:
Shares of common stock	872,473,246	872,473,246
Weighted average number of outstanding shares basic (except treasury shares)	870,507,468	870,887,093
Net earnings (loss) per share - basic - R$	1.5708	0.9233

	12.31.11	12.31.10
Diluted numerator:
Net income for the period attributable to BRF shareholders	1,367,409	804,106

Diluted denominator:
Weighted average number of outstanding shares - basic (except treasury shares)	870,507,468	870,887,093
Number of potential shares (stock options)	38,768	2,078,063
Weighted average number of outstanding shares - diluted	870,546,236	872,965,156
Net earnings per share - diluted - R$	1.5707	0.9211

On December 31, 2011, from the total of 4,277,946 outstanding options, 2,928,905 (658,340 as of December 31, 2010) were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect was anti-diluted.

29.  RELATED PARTIES - PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loans agreed on normal conditions of market for similar transactions, based on contract.

29.1.    Transactions and balances

On December 31, 2011, the balances of the assets and liabilities and transactions are demonstrated below:

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	Balance sheet
	12.31.11	12.31.10
Accounts receivable
UP! Alimentos Ltda.	2,935	3,592
Perdigão Europe Ltd.	161,869	64,175
Perdigão International Ltd.	247,000	121,918
Wellax Foods Logistics C.P.A.S.U. Lda.	-	659
Sadia	41,905	17,516
Heloísa	311	-
	454,020	207,860

Dividends and interest on the shareholders' equity receivable
Avipal S.A. Construtora e Incorporadora	5	5
Sadia	-	179,962
	5	179,967

Loans contracts
Perdigão Trading S.A.	(632)	(570)
Perdigão International Ltd.	(1,815)	-
Highline International Ltd.	(3,421)	(3,039)
Establecimiento Levino Zaccardi y Cia. S.A.	4,372	3,883
	(1,496)	274

Trade accounts payable
Sino dos Alpes Alimentos Ltda.	85	85
UP! Alimentos Ltda.	5,930	1,323
Perdigão International Ltd.	2,138	1,898
Sadia	22,877	5,361
Heloísa	2,070	-
	33,100	8,667

Advance for future capital increase
PSA Laboratório Veterinário Ltda.	100	100
Sadia	277,712	-
Heloísa	52,000	-
	329,812	100

Other rights and obligations
BFF International	971	971
Perdigão Trading S.A.	410	410
Establecimiento Levino Zaccardi y Cia S.A.	1,181	1,049
Sadia	1,079	(1)
Heloísa	34	-
Perdigão International Ltd. (*)	(1,763,378)	(560,657)
VIP S.A. Empreendimentos e Participações Imobiliárias	(3)	(3)
Avipal Centro Oeste S.A.	(38)	(39)
	(1,759,744)	(558,270)

(*) The amount corresponds to advances for export pre-payment

167

DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	Statement of income
	12.31.11	12.31.10
Revenue
Avipal Nordeste S.A.	-	45,049
UP! Alimentos Ltda.	4,199	5,974
Perdigão Europe Ltd.	609,683	602,251
Perdigão International Ltd.	2,670,097	2,464,523
Sadia	549,074	232,796
	3,833,053	3,350,593

Cost of goods sold
Avipal Nordeste S.A.	-	(89,168)
UP! Alimentos Ltda.	(109,239)	(97,108)
Establecimiento Levino Zaccardi y Cia. S.A.	(9,611)	(4,111)
Sadia	(311,328)	(71,200)
Heloísa	(3,066)	-
	(433,244)	(261,587)

Financial income, net
Avipal Nordeste S.A.	-	(5,197)
Perdigão Trading S.A.	(70)	107
Perdigão International Ltd.	(52,123)	(55,964)
	(52,193)	(61,054)

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. which is a joint venture.

The Company entered into loan agreements with Instituto Perdigão de Sustentabilidade. On December 31, 2011, the total receivable is R$6,634 (R$5,892 as of December 31, 2010), being remunerated to interest rate of 12% p.a..

On December 15, 2011, the Company forgave the outstanding loan with Instituto Sadia de Sustentabilidade in the amount of R$44,115, as approved by the Board of Directors on this date.

The parent company and its subsidiaries carry out intercompany loans. Below is a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of these financial statements:

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Counterparty
Creditor	Debtor	Balance 12.31.11	Interest rate
BFF International Ltd.	Perdigão International Ltd.	805,780	1.8% p.a. - US$
BFF International Ltd.	Wellax Food Comércio	548,067	8.0% p.a. - US$
Crossban Holdings GmbH	Sadia GmbH	18,869	3.0% p.a. + ER - US$
Crossban Holdings GmbH	Plusfood Holland B.V.	90,546	3.0% p.a. - EUR
Plusfood Holland B.V.	Plusfood Groep B.V.	70,939	3.0% p.a. - EUR
Plusfood Groep B.V.	Plusfood Wrexham	13,764	3.0% p.a. + ER - GBP
Plusfood Groep B.V.	Plusfood B.V.	55,034	3.0% p.a. - EUR
Sadia GmbH	BRF Foods LLC	26,713	7.0% p.a. + VC - US$

29.2.    Other Related Parties

The Company entered into and operating lease agreement with FAF. The amount of rent paid as of December 31, 2011, was R$11,451 (R$12,108 as of December 31, 2010).

29.3.    Granted guarantees

All the relationships between the Company and its subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated in the consolidation and refer to commercial and/or financial transactions.

29.4.    Management remuneration

The management key personnel includes the directors and officers, members of the executive committee and the chief of internal audit. On December 31, 2011, there were 27 professionals in the parent company (24 professionals as of December 31, 2010) and 27 professionals in the consolidated (41 professionals as of December 31, 2010).

The total remuneration and benefits paid to these professionals are demonstrated below:

	BR GAAP and IFRS
	Consolidated
	12.31.11	12.31.10
Salary and profit sharing	37,099	40,988
Short term benefits of employees (a)	1,536	1,451
Post-employment benefits	1,125	166
Termination benefits	2,055	3,217
Stock-based payment	5,680	1,269
	47,495	47,091

(a) Comprises:  Medical assistance, educational expenses and others.

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Explanatory Notes

(in thousands of Brazilian Reais)

The value of the profit sharing in the results paid to each director in any period is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Fiscal Council are compensated for each meeting that they attend to.  The members of the Board of Directors and Fiscal Council have no employment connection with the Company and do not provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

30.  SALES REVENUE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Gross sales
Domestic sales	6,462,625	5,419,184	14,299,538	12,628,211
Foreign sales	4,190,349	3,959,248	10,363,656	9,229,469
Dairy products	3,037,027	2,711,831	2,999,229	2,731,791
Food service	535,134	441,964	1,698,261	1,443,971
	14,225,135	12,532,227	29,360,684	26,033,442
Sales deductions
Domestic sales	(1,193,306)	(1,109,657)	(2,669,543)	(2,450,785)
Foreign sales	(354)	(1,565)	(270,546)	(244,304)
Dairy products	(465,866)	(420,961)	(460,431)	(420,252)
Food service	(78,425)	(70,146)	(253,926)	(236,848)
	(1,737,951)	(1,602,329)	(3,654,446)	(3,352,189)
Net sales
Domestic sales	5,269,319	4,309,527	11,629,995	10,177,426
Foreign sales	4,189,995	3,957,683	10,093,110	8,985,165
Dairy products	2,571,161	2,290,870	2,538,798	2,311,539
Food service	456,709	371,818	1,444,335	1,207,123
	12,487,184	10,929,898	25,706,238	22,681,253

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Explanatory Notes

(in thousands of Brazilian Reais)

31.  RESEARCH AND DEVELOPMENT COST

Consists of expenditures on internal research and development of new products, recognized when incurred in the income statement. The total expenditure on research and development in the fiscal year ended December 31, 2011, is R$17,651 at the parent company and R$24,230 in the consolidated (R$14,696 at the parent company and R$20,694 in the consolidated as of December 31, 2010).

32.  EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Salaries and social charges	1,212,869	1,010,816	2,630,142	2,221,841
Social security cost	295,758	245,250	610,896	532,341
Government severance indemnity fund for employees, guarantee fund for length of service	83,256	69,423	169,976	148,091
Medical assistance and outpacient care	31,860	49,832	100,712	125,168
Retirement supplementary plan	8,539	7,341	13,032	12,644
Employees profit sharing	136,056	85,209	219,524	128,690
Other benefits	250,589	185,589	437,614	354,555
Provision for contingencies	40,009	37,494	41,509	85,876
	2,058,936	1,690,954	4,223,405	3,609,206

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Explanatory Notes

(in thousands of Brazilian Reais)

33.  OTHER OPERATING INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Income
Net income from the disposal of property, plant and equipment	-	-	23,194	-
Net income from the disposal of investments	80	-	80	-
Insurance indemnity	27,512	8,900	46,882	9,007
Employees benefits	-	-	51,852	31,929
Recovery of expenses	18,016	-	84,931	35,287
Provision reversal (a)	-	-	118,684	-
Scrap sales	-	-	5,255	19,874
Other	417	600	12,226	11,399
	46,025	9,500	343,104	107,496
Expenses
Net losses from the disposal of property, plant and equipment	(20,369)	(21,757)	-	(26,286)
Idleness costs	(54,001)	(75,209)	(102,695)	(144,266)
Insurance claims costs	(34,072)	(8,329)	(56,839)	(8,548)
Employees profit sharing	(136,056)	(85,209)	(219,524)	(128,690)
Stock options plan	(15,844)	(4,826)	(15,844)	(4,826)
Management profit sharing	(13,486)	(7,233)	(15,887)	(9,109)
Canceled projects	-	-	-	(3,078)
Contractual agreements	-	(15,812)	(9,776)	(26,463)
Other employees benefits	(26,857)	(19,212)	(26,857)	(46,020)
Provision for tax and labor risks	(184,212)	(73,898)	(216,669)	(73,898)
Provision for civil risks	-	-	(17,952)	-
Other operating expenses, net	(27,101)	(3,607)	(63,776)	(30,213)
	(511,998)	(315,092)	(745,819)	(501,397)
	(465,973)	(305,592)	(402,715)	(393,901)

(a) See note 25, item 25.2, Contingencies classified as a risk of possible loss.

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Explanatory Notes

(in thousands of Brazilian Reais)

34.  FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Financial income
Interest on marketable securities	33,707	4,605	37,092	16,570
Exchange rate variation on marketable securities	1,336	22,290	18,665	31,300
Interests on other assets	37,953	33,764	49,837	52,451
Exchange rate variation on other assets	21,535	54,255	50,490	61,953
Interests on financial assets classified as:	59,209	77,954	143,300	164,500
Available for sale	-	-	54,003	32,069
Held for trading	59,209	77,954	72,912	112,116
Held to maturity	-	-	16,385	20,315
Gains from derivative transactions	-	30,243	-	24,517
Interest income on loans to related parties	731	13,298	-	-
Gains from the translation of foreign investments	-	-	431,652	63,999
Adjustment to present value	7,291	45,035	5,198	85,700
Exchange rate variation on loans and financing	411,070	96,919	16,361	70,755
Exchange rate variation on other liabilities	218,400	193,098	46,096	218,784
Financial income from the acquisition of raw materials	-	3,794	-	3,794
Amortization of fair value of other	-	-	-	23,203
Other	2,179	7,782	47,106	62,665
	793,411	583,037	845,797	880,191
Financial expenses
Interest on loans and financing	(155,785)	(145,830)	(456,847)	(509,758)
Exchange rate variation on loans and financing	(413,949)	(153,600)	(14,870)	(127,446)
Interest on liabilities	(17,418)	(24,731)	(18,466)	(25,690)
Exchange rate variation on liabilities	(432,822)	(145,492)	(453,863)	(155,903)
Financial expenses from the acquisition of raw materials	(6,356)	(27,525)	(6,356)	(27,525)
Losses from derivative transaction	(87,908)	(100,625)	(82,463)	(83,186)
Losses from the translation of foreing investments	-	-	(219,806)	(160,230)
Interest expenses on loans to related parties	(52,193)	(73,719)	-	-
Adjustment to present value	(2,986)	(55,033)	(2,986)	(110,199)
Exchange rate variation on marketable securities	-	(30,108)	-	(37,594)
Exchange rate variation on other assets	-	(57,110)	-	(50,847)
Other	(11,087)	(10,041)	(69,663)	(74,939)
	(1,180,504)	(823,814)	(1,325,320)	(1,363,317)
	(387,093)	(240,777)	(479,523)	(483,126)

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Explanatory Notes

(in thousands of Brazilian Reais)

35.  STATEMENT OF INCOME BY NATURE

The Company has chosen to disclosure its statement of income by function and thus presents below the details by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.11	12.31.10	12.31.11	12.31.10
Costs of goods sold
Costs of goods	7,465,344	6,590,111	13,916,847	12,392,582
Depreciation	340,047	308,267	794,412	615,975
Amortization	1,015	457	5,751	17,515
Salaries and employees benefits	1,412,537	1,216,510	2,642,440	2,162,906
Other	789,807	701,788	1,687,513	1,762,174
	10,008,750	8,817,133	19,046,963	16,951,152
Sales expenses
Depreciation	16,132	14,206	26,150	20,994
Amortization	136	57	6,068	16,977
Salaries and employees benefits	367,355	311,484	854,157	703,701
Other	1,188,541	1,048,361	2,951,162	2,781,401
	1,572,164	1,374,108	3,837,537	3,523,073
Administrative expenses
Depreciation	2,484	3,357	11,481	3,379
Amortization	8,367	4,083	16,115	6,894
Salaries and employees benefits	158,523	93,492	251,113	139,484
Other	64,398	113,045	148,163	183,125
	233,772	213,977	426,872	332,882

36.  INSURANCE COVERAGE – CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity. The assumptions and risks adopted, given their nature, are not part of the scope of an audit and, therefore, were not audited by our independent auditors.

		12.31.11
		Not audited
Assets covered	Coverage	Insured amounts	Amount of coverage

Inventories and property, plant and equipments	Fire, lightning, explosion, windstorm,deterioration of refrigerated products, breakdown of machinery, loss of profit and other	22,282,334	600,000
National transport	Road risk and civil liability of cargo carrier	16,819,841	56,274
International transport for exports	-	8,869,161	56,274
International transport for imports	-	8,869,161	56,274

General civil liability for directors and officers	Third party complaints	27,000,000	30,000
Credit	Clients default	3,500,000	80,000

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Explanatory Notes

(in thousands of Brazilian Reais)

37.  NEW RULES AND PRONOUNCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and it application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 1 – Presentation of Items of Others Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income (for example: realization of the deemed cost) and items that can be further reclassified to the net income, such as gains and losses deferred cash flow hedge. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company is assessing the impact of adopting this standard on its Financial Statements.

IAS 12 – Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB revised IAS 12. The change addresses issues related to the determination of the way deferred income tax assets and liabilities are expected to be recover when an investment property is measured using the fair value model of IAS 40. The revised standard is effective for annual reporting periods beginning on or after January 1, 2012. The Company is assessing the impact of applying this change on its Financial Statements.

IAS 19 – Employee Benefits

In June 2011, the IASB revised IAS 19. The change addresses issues related to accounting and disclosure of employee benefits. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements.

IAS 27 – Consolidated and Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that this change will not impact its Financial Statements since Separate Financial Statements are not presented.

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Explanatory Notes

(in thousands of Brazilian Reais)

IAS 28 – Investments in associates and joint ventures

In May 2011, the IASB revised IAS 28. The change addresses issues related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements.

IFRS 7 – Financial Instruments - Disclosures: Offsetting of Financial Assets and Liabilities

In December 2011, the IASB issued a revision of the rule establishing requirements for disclosure of compensation arrangements of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of adopting this standard on its Financial Statements.

IFRS 7 – Financial Instruments - Disclosures: Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity's financial position. The change in the standard IFRS 7 is effective for annual periods beginning on or after July, 2011. The Company is evaluating the impact of the adoption of this amendment in its Financial Statements.

IFRS 9 – Financial Instruments

In October 2010, the IASB revised IFRS 9. The change of this standard addresses the first stage of the project of replacement of IAS 39. The date of application of this standard was extended to January 1, 2015. The Company is evaluating the impact of adopting this standard and any differences from IAS 39 in its Financial Statements.

IFRS 10 – Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard provides the principles for the presentation and preparation of financial statements of the Consolidated Financial Statement when the entity controls one or more entities. The standard provides additional guidance to assist in determining control when there is doubt in the assessment. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is evaluating the impact of the adoption of this amendment in its Financial Statements.

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Explanatory Notes

(in thousands of Brazilian Reais)

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements

IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature and risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements.

IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Financial Statements.

38.  SUBSEQUENT EVENTS

38.1.     Approval for Merger of SADIA S.A.

According to the material fact released on February 9, 2012, the Board of Directors of the Company approved the merger of Sadia S.A. into BRF which will occur on December 31, 2012. The merger is part of the reorganization which started with the business combination between the two companies, which main purpose is to maximize synergies and to rationalize activities, with consequent reductions in administrative and operating costs and increased productivity.

The decision to merge Sadia into BRF resulted in losses of approximately R$215,205 in the fiscal year of 2011 related to a valuation allowance for deferred income tax and social contribution over tax losses and negative base of social contribution on net income, which will not be utilized after the merger. The above value reflects Management´s best estimate at the data base of these financial statements, considering the available conditions. The final monetary impact of the Sadia merger into BRF will be determined on December 31, 2012.

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Explanatory Notes

(in thousands of Brazilian Reais)

38.2.     Establishment of Joint Venture in China

On February 14, 2012, the Company disclosed the establishment of the Rising Star Food Company Limited, a Joint Venture (“JV”) with the participation of the Dah Chong Hong Limited (“DCH”), which purpose will be:

  Access to the Chinese distribution market in Continental China, Hong Kong and  Macau reaching retail and food service channels;
  Local processing of the products; and
  Developing the SADIA brand in these countries.

The Company owns 50% participation in JV and is committed to make a capital increase amounting to approximately R$2,450, which is proportional to its participation in the JV.

Management estimates that during the first year of operation, the JV will have sales  volumes of more than 140,000 tons and have net revenues of approximately R$844,100.

38.3.     Signature of Asset Exchange and Other Agreements with Marfrig

In continuity of the negotiations for the fulfillment of TCD and as disclosed by the relevant fact issued on March 20, 2012, the Company and Marfrig signed on this date a Asset Exchange and Other Agreements, which confirmed with some amendments in the MOU signed on December 08, 2011,  whose main objective it is establish the term and conditions aiming to the accomplish an exchange of assets, as described in note 1, item 1.2.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

39.  APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements was approved and its disclosure authorized by the Board of Directors on March 22, 2012.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BOARD OF DIRECTORS
Chairman	Nildemar Secches
Vice-Chairman	Paulo Assunção de Souza

Member	Allan Simões Toledo
Independent Member	Décio da Silva
Independent Member	José Carlos Reis de Magalhães Neto
Board Member	Luis Carlos Fernandes Afonso
Independent Member	Luiz Fernando Furlan
Independent Member	Manoel Cordeiro Silva Filho
Independent Member	Pedro de Andrade Faria
Independent Member	Walter Fontana Filho

FISCAL COUNCIL / AUDIT COMITTEE
Chairman and Financial Specialist	Attílio Guaspari
Members	Decio Magno Andrade Stochiero
Members	Manuela Cristina Lemos Marçal

BOARD OF EXECUTIVE OFFICERS
Chief Executive Officer	José Antônio do Prado Fay
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Human Resources	Gilberto Antônio Orsato
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Local Market	José Eduardo Cabral Mauro
Vice President of Dairy Operations	Fábio Medeiros M. da Silva
Vice President of Food Service	Ely David Mizrahi
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controller

Renata Bandeira Gomes do Nascimento

Accountant - CRC 1SP 215231/O-3

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To

The Board of Directors and Shareholders

BRF - Brasil Foods S.A.

Itajaí - SC

We have audited the accompanying individual and consolidated financial statements of BRF - Brasil Foods S.A. (the “Company”), identified as Parent and Consolidated, respectively, which comprises of the balance sheet as of December 31, 2011 and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these individual financial statements in accordance with the accounting practices adopted in Brazil and of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures selected to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the  financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the individual financial position of BRF - Brasil Foods S.A. as of December 31, 2011, and its financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of BRF - Brasil Foods S.A. as of December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS as issued by the IASB and the accounting practices adopted in Brazil.

Emphasis of matter paragraph

Approval of Sadia S.A.’s business combination

As mentioned in note 1.2, on July 13, 2011, the Administrative Council for Economic Defense ("CADE") approved the business combination between the Company and Sadia S.A., and revoked the Agreement to Preserve Reversibility and Operation ("APRO ") signed on July 8, 2009. This approval is subject to compliance with the obligations assumed by the Company with the CADE in the Term Performance Commitment ("TCD") entered into on the same date. On March 20, 2012, the Company signed the Contract of Exchange of Assets and Other Agreements with Marfrig Alimentos S.A., whose main objective is to establish the terms and conditions enabling the transaction to occur as mentioned in notes 1.2 and 38, which is subject to suspension conditions depending on the CADE manifestation. Our conclusion does not contain any qualification relating to this matter.

Other matters

Statements of added value

We also examined the individual and consolidated statements of added value, which are the responsibility of Company’s management, for the year ended December 31, 2011, for which the disclosure is required by Brazilian corporation laws applicable to publicly-held companies and is an additional information for IFRS, which does not require this disclosure. These statements were submitted to the same audit procedures previously described and, in our opinion, are fairly presented in all its material respects, in relation to the financial statements taken as whole.

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

São Paulo, March 22, 2012

KPMG Auditores Independentes

CRC SC-000071/F-8

Danilo Siman Simões

Accountant CRC MG-058180/O-2 S-SC

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF - Brasil Foods S.A., in fulfilling its statutory and corporate functions, examined:

(i)     the opinion issued without restrictions by KPMG Auditores Independentes;

(ii)      the Report of Management; and

(iii)  the annual financial statement information (parent company and consolidated) for the fiscal year ended on December 31, 2011.

Based on the documents examined and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the financial statements identified above.

São Paulo, March 22, 2012.

Attílio Guaspari

Chairman and Financial Expert

Decio Magno Andrade Stochiero

Committee Member

Manuela Cristina Lemos Marçal

Committee Member

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DFP – Standard Financial Statements – December   31, 2011 – BRF – BRASIL FOODS S.A.

STATEMENT OF EXECUTIVE BOARD ON THE FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF - Foods Brasil SA, states:

(i)       reviewed, discussed and agreed with the Company's consolidated annual financial statement for the fiscal year ended on December 31, 2011; and

(ii)     reviewed, discussed and agreed with opinions expressed by the KPMG’s opinion of independent accountant for the Company's annual financial information for the fiscal year ended on December 31, 2011.

São Paulo, March 22, 2012.

José Antônio do Prado Fay

Chief Executive Officer Director

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Gilberto Antônio Orsatto

Human Resources Executive Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni

Export Market Executive Officer

José Eduardo Cabral Mauro

Local Market Executive Officer

Fábio Medeiros Martins da Silva

Dairy Product Operations Executive Officer

Ely David Mizrahi

Food Service Executive Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer

185

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 26, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director